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As filed with the Securities and Exchange Commission on September 8, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-1F

TENDER OFFER STATEMENT
PURSUANT TO RULE 14d-1(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

VICEROY EXPLORATION LTD.
(Name of Subject Company)

(Translation of Subject Company's name into English (if applicable))

British Columbia, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

YAMANA GOLD INC.
(Bidder)

Common Shares, without par value
(Title of Class of Securities)

377903109
(CUSIP Number of Class of Securities (if applicable))

Jacqueline Jones
Yamana Gold Inc.
150 York Street, Suite 1102
Toronto, Ontario M5H 3S5
Canada
(416) 815-0220
(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder)

Copies to:

Gil Cornblum Dorsey & Whitney LLP Canada Trust Tower, BCE Place 161 Bay Street, Suite 4310 Toronto, Ontario, M5J 2S1 Canada (416) 367-7370	Mark Bennett Cassels Brock & Blackwell LLP 2100 Scotia Plaza 40 King Street West Toronto, Ontario, M5H 3C2 Canada (416) 869-5300

September 8, 2006
(Date tender offer first published, sent or given to securityholders)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

US$622,371,943	US$66,594(1)

(1)
Pursuant to General Instruction II.C(1) to Schedule 14D-1F, the amount of the Filing Fee has been calculated based on the market value of the outstanding common shares of Viceroy Exploration Ltd. ("Viceroy") as of September 6, 2006 of Cdn.$691,517,466 (US$622,371,943). Such value is calculated based upon (a) 59,537,183, which is the number of outstanding common shares of Viceroy on a fully diluted basis on August 16, 2006, as provided to the Registrant by Viceroy, and (b) Cdn.$11.615 (US$10.4535), which is the market value per share of Viceroy common shares (based upon the average of the high and low prices reported for such common shares on the Toronto Stock Exchange as of September 6, 2006). For purposes of this calculation, Cdn.$1.00 = US$0.9000 which is based on the inverse of the Federal Reserve Bank of New York's Noon Buying Rate for Canadian dollars on September 6, 2006.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	US$66,594	Registration No:	333-137209
Filing Party:	Yamana Gold Inc.	Date Filed:	September 8, 2006
Form:	Form F-8

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents

        Offer and Circular dated as of September 6, 2006, including the Letter of Transmittal and Notice of Guaranteed Delivery.

Item 2. Informational Legends.

        See page (iv) of the Offer and Circular dated as of September 6, 2006.

I-1

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, stock broker, bank manager, trust company manager, accountant, lawyer or other professional advisor. No securities regulatory authority in Canada has approved or disapproved, expressed an opinion about, or passed upon the fairness or merits of, the Offer contained in this document, the securities offered pursuant to such Offer or the adequacy of the information contained in this document and it is an offence to claim otherwise.

September 6, 2006

YAMANA GOLD INC.

OFFER TO PURCHASE

all of the outstanding common shares of

VICEROY EXPLORATION LTD.

on the basis of 0.97 of a common share of
Yamana Gold Inc. for each
common share of Viceroy Exploration Ltd.

Yamana Gold Inc. ("Yamana" or the "Offeror") hereby offers (the "Offer") to purchase, on and subject to the terms and conditions of the Offer, all of the outstanding common shares (the "Viceroy Shares") of Viceroy Exploration Ltd. ("Viceroy"), other than any Viceroy Shares owned, directly or indirectly, by the Offeror and its affiliates on any Take-Up Date (as defined in the Glossary below), and including any Viceroy Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time (as defined below) upon the conversion, exchange or exercise of any securities of Viceroy that are convertible into or exchangeable or exercisable for Viceroy Shares. The Offeror does not currently own, directly or indirectly, any Viceroy Shares.

Under the Offer, each holder of Viceroy Shares (each a "Shareholder" and collectively, the "Shareholders") is entitled to receive, in respect of each Viceroy Share, 0.97 of a common share of Yamana ("Yamana Shares"). See Section 1 of the Offer, "The Offer".

The Offer is open for acceptance until midnight (24h00) (Toronto time) on October 13, 2006 unless accelerated, extended or withdrawn (the "Expiry Time").

For a discussion of risk factors you should consider in evaluating the Offer, see Section 6 of the Circular, "Business Combination Risks" and Section 7 of the Circular, "Additional Risk Factors Relating to Yamana".

The Offer is conditional upon, among other things, there being validly deposited under the Offer, and not withdrawn at the Expiry Time, such number of Viceroy Shares which, together with any Viceroy Shares directly or indirectly owned by the Offeror, constitutes not less than 66 2/3% of the Viceroy Shares outstanding on a fully-diluted basis. Subject to applicable law, the Offeror reserves the right to withdraw the Offer and to not take-up and pay for any Viceroy Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived by the Offeror at or before the Expiry Time. For a complete description of the conditions of the Offer, see Section 2 of the Offer, "Conditions of the Offer".

The Board of Directors of Viceroy has unanimously determined that the Offer is fair to the Shareholders and that the Offer is in the best interests of Viceroy and has resolved unanimously to RECOMMEND to the Shareholders that they ACCEPT the Offer and DEPOSIT their Viceroy Shares under the Offer.

The Special Committee of the Board of Directors of Viceroy has received an opinion from each of Canaccord Capital Corporation and Genuity Capital Markets that the consideration received under the Offer is fair, from a financial point of view, to all Shareholders other than the Offeror. Pursuant to a support agreement made August 16, 2006 between Yamana and Viceroy (the "Support Agreement"), Viceroy has agreed to, among other things, support the Offer, subject to the terms of the Support Agreement. See Section 16 of the Circular, "Support Agreement". The officers and directors of Viceroy, who collectively hold approximately 5% of the Viceroy Shares, have entered into lock-up agreements (the "Lock-Up Agreements") pursuant to which each has agreed to tender his or her Viceroy Shares in valid acceptance of the Offer and not to withdraw them unless the Lock-Up Agreement has been terminated in accordance with its terms. See Section 14 of the Circular, "Commitments to Acquire Securities of Viceroy — Lock-Up Agreements".

The Offeror's agreement to make the Offer was announced on August 16, 2006. The Yamana Shares are listed on the Toronto Stock Exchange (the "TSX") under the trading symbol "YRI", on the American Stock Exchange (the "AMEX") under the trading symbol "AUY" and on the Alternative Investment Market of the London Stock Exchange ("AIM") under the trading symbol "YAU". The Viceroy Shares are listed on the TSX under the trading symbol "VYE" and on the AMEX under the trading symbol "XVE".

Yamana announced that it had agreed to make the Offer after the close of trading on August 16, 2006. On August 16, 2006, the closing price of the Yamana Shares on the TSX was C$11.20, on the AMEX was US$10.05 and on the AIM was £5.33. On the same date, the closing price of the Viceroy Shares on the TSX was C$8.65 and on the AMEX was US$7.70. The volume-weighted average trading price on the TSX for the 20 trading days ended August 16, 2006 of the Yamana Shares was C$11.54 and of the Viceroy Shares was C$8.81. The Offer price of 0.97 Yamana Shares per Viceroy Share represents a premium of approximately 27.0% based on the volume-weighted average trading prices of the Viceroy Shares and the Yamana Shares on the TSX for the 20 trading days ended August 16, 2006.

The Offeror has applied to the TSX and AMEX to list the Yamana Shares offered hereunder on the TSX and AMEX. Listing will be subject to Yamana fulfilling all the listing requirements of the TSX and AMEX.

Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on green paper) or a manually signed facsimile thereof and deposit it, together with the certificates representing their Viceroy Shares and all other required documents, at one of the offices of Kingsdale Shareholder Services Inc. (the "Depositary") in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may (1) accept the Offer by following the procedures for book-entry transfer of Viceroy Shares described in Section 5 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer"; or (2) accept the Offer where the certificates representing the Viceroy Shares are not immediately available, or if the certificates and all of the required documents cannot be provided to the Depositary before the Expiry Time, by following the procedures for guaranteed delivery described in Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery" using the accompanying Notice of Guaranteed Delivery (printed on yellow paper) or a manually signed facsimile thereof. Shareholders whose Viceroy Shares are registered in the name of a nominee should consult their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Viceroy Shares. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Viceroy Shares directly with the Depositary or if they make use of the services of a member of a Soliciting Dealer Group, if any, to accept the Offer.

Questions and requests for assistance may be directed to Kingsdale Shareholder Services Inc. (the "Information Agent"). Contact details for the Information Agent may be found on the back page of this document. Additional copies of this document and related materials may be obtained without charge on request from the Information Agent at its office specified on the back page of this document. Additionally, copies of this document and related materials may be found at www.sedar.com.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of Viceroy Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The Dealer Manager for the Offer is:

National Bank Financial Inc.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

        The Offer is made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer and Circular have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

        Shareholders in the United States should be aware that the disposition of Viceroy Shares and the acquisition of Yamana Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences for Shareholders who are residents in, or citizens of, the United States may not be fully described herein and such holders are urged to consult their tax advisors. See Section 21 of the Circular, "Certain Canadian Federal Income Tax Considerations", and Section 22 of the Circular, "Certain United States Federal Income Tax Considerations".

        The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of Canada, that some or all of its officers and directors may reside outside the United States, that the Canadian Dealer Manager for the Offer and some or all of the experts named herein may reside outside the United States, and that a substantial portion of the assets of the Offeror and Viceroy and the above-mentioned persons are located outside the United States.

        THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NOTICE TO HOLDERS OF VICEROY OPTIONS AND VICEROY WARRANTS

        The Offer is made only for Viceroy Shares and is not made for any options, warrants or other rights to acquire Viceroy Shares. Any holder of options, warrants or other rights to acquire Viceroy Shares who wishes to accept the Offer should, to the extent permitted by their respective terms and applicable law, fully exercise, convert or exchange such options, warrants or other rights in order to obtain certificates representing Viceroy Shares that may be deposited in accordance with the terms of the Offer. Any such exercise, conversion or exchange must be completed sufficiently in advance of the Expiry Time to assure that the holder of such options, warrants or other rights to acquire Viceroy Shares will have certificates representing the Viceroy Shares received on such exercise, conversion or exchange available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

        If any holder of options to acquire Viceroy Shares ("Viceroy Options") under the Viceroy Option Plan (as defined in the Glossary below) does not exercise such Viceroy Options prior to the Expiry Time, such Viceroy Options, subject to obtaining all necessary approvals, will remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry, vesting schedule (if any) and exercise prices, except that, to the extent permitted under the terms of the Viceroy Option, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction (each as defined in the Glossary below), the holder of a Viceroy Option will, on exercise thereof, acquire that number of Yamana Shares that such holder would have been entitled to receive as a result of the Offer if such holder had exercised such Viceroy Option to become the registered holder of Viceroy Shares prior to the Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 5 of the Circular, "Purpose of the Offer and Yamana's Plans for Viceroy — Treatment of Viceroy Options and Viceroy Warrants".

        If any holder of share purchase warrants to acquire Viceroy Shares ("Viceroy Warrants") does not exercise such Viceroy Warrants prior to the Expiry Time, such Viceroy Warrants will, subject to obtaining all necessary regulatory approvals, remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry, vesting schedule (if any) and exercise prices, except that, to the extent permitted, under the terms of the Viceroy Warrants, after completion of a Subsequent Acquisition Transaction, a holder of a Viceroy Warrant will, on exercise thereof, acquire that number of Yamana Shares that such holder would have been entitled to receive as a result of the Offer if such holder had exercised such Viceroy Warrant to become the registered holder of Viceroy Shares prior to the Subsequent Acquisition Transaction. See Section 5 of the Circular, "Purpose of the Offer and Yamana's Plans for Viceroy — Treatment of Viceroy Options and Viceroy Warrants".

        The tax consequences to holders of Viceroy Options or Viceroy Warrants of exercising or not exercising their Viceroy Options or Viceroy Warrants are not described in Section 21 of the Circular, "Certain Canadian Federal Income Tax Considerations" or Section 22 of the Circular, "Certain United States Federal Income Tax Considerations". Holders of Viceroy Options and Viceroy Warrants are urged to consult their own tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Viceroy Options or Viceroy Warrants.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

        Certain information included in this Offer and Circular and the Pro Forma Consolidated Financial Statements of Yamana herein and in the documents incorporated by reference into the Offer and Circular, including information relating to the acquisition of Viceroy and the future financial or operating performance of the Offeror and other statements that express management's expectations or estimates of future performance, constitute "forward-looking information". These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

        Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "budgets", "scheduled", "predicts", "believes" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be "forward-looking information". Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies.

        The Offeror cautions the reader that such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of the Offeror to be materially different from the Offeror's estimated future results, performance or achievements expressed or implied by that forward-looking information and the forward-looking information are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to:

  (a)
  the Offeror may not acquire all of the outstanding shares of Viceroy under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction and, if it does not acquire 100% of the Viceroy Shares, Yamana may become a significant shareholder of Viceroy but Viceroy would continue to be operated as an independent company and certain efficiencies may not be realized in such circumstances;

  (b)
  risks related to the Offeror's ability to generate material revenues or obtain adequate financing to fund the further exploration and development of its mineral properties, including the related shareholder dilution resulting from such financing;

  (c)
  risks related to current exploration activities at the mineral properties of the Offeror and of Viceroy and the uncertainty as to costs and timing of the development of new deposits that can be mined at a profit, including uncertainties relating to the geology, ore, grade, and recovery rates of such deposits;

  (d)
  risks related to possible delays in obtaining governmental approvals or in the completion of development or construction activities at its mineral properties;

  (e)
  risks pertaining to the fixed-price copper forward sales hedge program of the Offeror;

  (f)
  uncertainties related to title to the mineral properties of each of the Offeror and Viceroy;

  (g)
  risks related to joint venture operations;

  (h)
  risks related to governmental regulations and permitting requirements, including environmental regulations;

  (i)
  risks relating to exploration, mining and reclamation activities;

  (j)
  risks related to fluctuations in currency;

  (k)
  competition in the mining industry;

  (l)
  dependence on, and ability to attract and retain qualified management;

  (m)
  risks related to the failure of plant, equipment or processes to operate as anticipated;

  (n)
  conflicts of interest;

  (o)
  risks pertaining to fluctuations in metal and commodity prices;

  (p)
  risks related to the integration of any new acquisitions into the Offeror's existing operations;

  (q)
  the potential for accidents or labour disputes; and

  (r)
  the Offeror's ability to acquire additional commercially mineable mineral rights.

        These factors are discussed in greater detail in the Offeror's Renewal Annual Information Form dated March 20, 2006, which is incorporated by reference in this Offer and Circular.

        The following factors, among others, related to the business combination of Yamana and Viceroy could cause actual results or developments to differ materially from the results or developments expressed or implied by forward-looking information: the Yamana Shares issued in connection with the Offer may have a market value lower than expected; the businesses of Yamana and Viceroy may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected combination benefits from the acquisition of Viceroy may not be fully realized by Yamana or not realized within the expected time frame. See Sections 3 and 5 of the Circular, "Background to the Offer" and "Purpose of the Offer and Yamana's Plans for Viceroy". These factors are not intended to represent a complete list of the factors that could affect Yamana and the combination of Yamana with Viceroy. Additional factors are noted elsewhere in the Offer and Circular.

        The Offeror's forward-looking information is based on the expectations, beliefs and opinions of management on the date on which the statements are made. The Offeror disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable law. For the reasons set forth above, Shareholders should not place undue reliance on forward-looking information.

v

INFORMATION CONCERNING VICEROY

        Except as otherwise indicated, the information concerning Viceroy contained in this Offer and Circular, including information incorporated herein by reference, has been taken from or is based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Viceroy has reviewed this Offer and Circular and confirmed the accuracy and completeness of the information in respect of Viceroy herein. Although Yamana has no knowledge that would indicate that any statements contained herein concerning Viceroy taken from or based upon such documents and records are untrue or incomplete, neither Yamana nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Viceroy's financial statements, or for any failure by Viceroy to disclose events or facts that may have occurred or that may affect the significance or accuracy of any such information but that are unknown to Viceroy. Yamana has no means of verifying the accuracy or completeness of Viceroy's financial statements.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

        Unless otherwise indicated, all references to "C$" or "dollars" in this Offer and Circular refer to Canadian dollars and all references to "US$" in this Offer and Circular refer to United States dollars. Yamana's financial statements that are incorporated by reference herein are reported in United States dollars and are prepared in accordance with Canadian GAAP (as defined in the Glossary below). Viceroy's financial statements that are incorporated herein by reference are reported in Canadian dollars and are prepared in accordance with Canadian GAAP. Financial statements of Desert Sun Mining Corp. that are incorporated herein by reference are reported in Canadian dollars and are prepared in accordance with Canadian GAAP. Financial statements of Minerales de Occidente, S.A. de C.V. that are incorporated herein by reference are reported in United States dollars and are prepared in accordance with US GAAP.

EXCHANGE RATES

        On August 16, 2006, the date of the announcement of the Offeror's intention to make the Offer, the exchange rate for one US dollar expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was C$1.1161.

        The closing, high, low and average exchange rates for the US dollar in terms of Canadian dollars for the six months ended June 30, 2006, and the fiscal years of the Offeror ended December 31, 2005, and December 31, 2004 as reported by the Bank of Canada, were as follows:

	Six Months Ended June 30, 2006	Year Ended December 31, 2005	Financial Year Ended December 31, 2004
Closing	$1.12	$1.17	$1.20
High	1.17	1.27	1.39
Low	1.10	1.14	1.17
Average(1)	1.13	1.21	1.30

(1)
Calculated as an average of the daily noon rates for each period.

        On August 31, 2006, the exchange rate for one US dollar expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was C$1.1066.

8. Right to Withdraw Deposited Viceroy Shares	28
9. Return of Viceroy Shares	29
10. Mail Service Interruption	29
11. Notice and Delivery	30
12. Market Purchases	30
13. Other Terms of the Offer	31
CIRCULAR	32
1. Yamana	32
2. Viceroy Exploration Ltd.	35
3. Background to the Offer	38
4. Strategic Rationale for the Proposed Combination	41
5. Purpose of the Offer and Yamana's Plans for Viceroy	42
6. Business Combination Risks	43
7. Additional Risk Factors Relating to Yamana	46
8. Dissent Rights	52
9. Material Differences in Rights of Shareholders	52
10. Acquisition of Viceroy Shares Not Deposited	55
11. Judicial Developments	58
12. Beneficial Ownership of and Trading in Securities of Viceroy	58
13. Prior Distributions of Viceroy Shares and Viceroy Dividend Policy	59
14. Commitments to Acquire Securities of Viceroy — Lock-Up Agreements	59
15. Arrangements, Agreements, Commitments or Understandings	62
16. Support Agreement	63
17. Acceptance of the Offer	69
18. Material Changes and Other Information	69
19. Effect of the Offer on the Market for and Listing of Viceroy Shares	69
20. Regulatory Matters	70
21. Certain Canadian Federal Income Tax Considerations	70
22. Certain United States Federal Income Tax Considerations	74
23. Depositary	81
24. Dealer Managers and Soliciting Dealer Group	81
25. Information Agent	82
26. Offerees' Statutory Rights	82
27. Registration Statement and Tender Offer Schedule Filed with the SEC	82
28. Directors' Approval	82
29. Expenses of the Offer	82
30. Available Information	83
31. Experts	83
32. Legal Matters	83
CONSENTS OF AUDITORS	C-1
CONSENTS OF COUNSEL	C-3
APPROVAL AND CERTIFICATE OF YAMANA GOLD INC.	C-4
ANNEX A	A-1
ANNEX B	B-1

SUMMARY TERM SHEET

        References to "Yamana", "Offeror", "we", "us", "our" and similar terms refer to Yamana Gold Inc., on a consolidated basis.

        The following are some of the questions that you, as a shareholder of Viceroy, may have and the answers to those questions. This summary term sheet is not meant to be a substitute for the information contained in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. The information contained in this summary term sheet is qualified in its entirety by the more detailed descriptions and information contained in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Therefore, we urge you to read the entire Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery carefully prior to making any decision regarding whether or not to tender your Viceroy Shares. We have included cross-references in this summary term sheet to other sections of the Offer and Circular where you will find more complete descriptions of the topics mentioned below. Unless otherwise defined herein, capitalized terms have the meanings given to them in the Glossary below.

Who is offering to buy my Viceroy Shares?

        Yamana is a leading intermediate gold producer. We are engaged in the acquisition, exploration, development and operation of mineral properties in Brazil and Central America. In Brazil, we have become a significant gold producer and are one of Brazil's largest gold exploration landholders. In addition, we own a producing gold mine, San Andrés, in Honduras, and exploration concessions in Nicaragua. Although our principal product is gold with gold production forming a significant part of revenues, we expect to begin producing copper in late 2006, which is expected to add to the revenues and cash flow generated from our gold production. Yamana is offering to buy your Viceroy Shares. See Section 1 of the Circular, "Yamana".

What is Yamana proposing?

        We are offering to purchase all of the issued and outstanding Viceroy Shares, subject to the terms and conditions set forth in the following Offer and Circular. See Section 1 of the Offer, "The Offer".

What would I receive in exchange for each of my Viceroy Shares?

        For each Viceroy Share held by you we are offering 0.97 of a Yamana Share. When the Offer was announced on August 16, 2006, the Offer price represented a premium of approximately 27% to Viceroy Shareholders based on the volume-weighted average trading prices of the Viceroy Shares and the Yamana Shares on the TSX for the 20 trading days ended on August 16, 2006. See Section 1 of the Offer, "The Offer".

What are some of the significant conditions of the Offer?

        The Offer is subject to several conditions, some of the most important of which are as follows:

  •
  there having been validly deposited under the Offer, and not withdrawn at the Expiry Time, such number of Viceroy Shares that constitutes not less than 66 2/3% of the Viceroy Shares outstanding on a fully-diluted basis;

  •
  all Regulatory Approvals (as defined herein) shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated;

  •
  there shall have been no Material Adverse Effect relating to Viceroy;

  •
  all representations and warranties of Viceroy in the Support Agreement qualified as to materiality shall be true and correct and those not so qualified, if not true and correct, shall not have a Material Adverse Effect on Viceroy, in each case, as of the date of the Support Agreement and as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date which shall remain true and correct in all material respects or in all respects, as appropriate, as of that date);

  •
  any failure by Viceroy and its subsidiaries to perform covenants to be performed by it or them under the Support Agreement shall not have had a Material Adverse Effect on Viceroy; and

  •
  the Support Agreement shall not have been terminated and shall remain in full force and effect.

        A detailed summary of the principal Regulatory Approvals required in connection with the Offer can be found in Section 20 of the Circular, "Regulatory Matters".

Do the Board of Directors and Management of Viceroy support the Offer?

        The Board of Directors of Viceroy has determined unanimously that the Offer is fair, from a financial point of view, to all Shareholders other than the Offeror and that the Offer is in the best interests of Viceroy and has resolved unanimously to recommend to the Shareholders that they accept the Offer and deposit their Viceroy Shares under the Offer. The Board of Directors of Viceroy and the Special Committee received an opinion from each of Canaccord Capital and Genuity Capital Markets stating that the consideration to be received under the Offer is fair, from a financial point of view, to all Shareholders other than the Offeror. Pursuant to the Support Agreement, Viceroy has agreed to, among other things, support the Offer, subject to the Support Agreement. See Section 16 of the Circular, "Support Agreement". Each director and officer of Viceroy has entered into a Lock-Up Agreement pursuant to which each agreed to deposit his or her Viceroy Shares (including Viceroy Shares acquired upon exercise of Viceroy Options or Viceroy Warrants held immediately prior to the Expiry Time, if any) in valid acceptance of the Offer and not to withdraw them unless the Lock-Up Agreement has been terminated in accordance with its terms.

Why is Yamana buying Viceroy?

        We are making the Offer because we want to acquire control of, and potentially the entire equity interest in, Viceroy. We believe that the successful completion of the Offer and subsequent combination of Yamana and Viceroy will create significant benefits and opportunities that will allow the combined company to better develop its business and properties, provide it with enhanced financial and other resources and better compete in the global mining industry than either company could alone. Our Board of Directors strongly believes that this transaction will create value for shareholders of both Yamana and Viceroy.

        If we complete the Offer but do not then own 100% of the Viceroy Shares, we may acquire any Viceroy Shares not deposited to the Offer in a second-step transaction. This transaction would likely take the form of a Compulsory Acquisition or a Subsequent Acquisition Transaction. See Section 3 of the Circular, "Background to the Offer" and Section 10 of the Circular, "Acquisition of Viceroy Shares Not Deposited".

What are the classes of securities sought in the Offer?

        We are offering to purchase all of the outstanding common shares of Viceroy. This includes Viceroy Shares that may become outstanding after the date of this Offer, but prior to the expiration of the Offer, upon the conversion or exercise of any securities of Viceroy that are convertible into, or exercisable for, Viceroy Shares. We are not making any offer to acquire Viceroy Warrants or Viceroy Options. See Section 1 of the Offer, "The Offer".

How many Yamana Shares could be issued pursuant to the Offer?

        We expect to issue an additional 51,413,138 Yamana Shares, based on the number of Viceroy Shares outstanding as of August 16, 2006 and assuming that all of the Viceroy Shares outstanding as of August 16, 2006 are tendered to the Offer and that we take up and pay for such Viceroy Shares under the Offer. See Section 1 of the Offer, "The Offer".

How long do I have to decide whether to tender to the Offer?

        The Offer is open for acceptance until midnight (24h00) (Toronto time) on October 13, 2006, or until such other time and date as set out in a notice of variation of the Offer as we determine, issued at any time and from time to time at our discretion. See Section 4 of the Offer, "Time for Acceptance".

Can the Expiry Time for the Offer be extended?

        Yes. We may, in our sole discretion, elect to extend the Expiry Time of the Offer from the time referenced in the answer to the previous question. Under certain circumstances, we may be required to extend the Expiry Time for the Offer under Canadian securities laws. If we elect to extend, or are required to extend, the Expiry Time for the Offer, we will publicly announce the extension, and, if required by applicable law, mail to you a copy of a notice of variation. See Section 6 of the Offer, "Extensions, Variations and Changes to the Offer".

How do I tender my Viceroy Shares?

        If you hold Viceroy Shares in your own name, you may accept this Offer by depositing certificates representing your Viceroy Shares, together with a duly completed and signed Letter of Transmittal, at the office of the Depositary specified in the Letter of Transmittal. If your Viceroy Shares are registered in the name of a nominee (commonly referred to as "in street name" or "street form"), you should contact your broker, investment dealer, bank, trust company or other nominee for assistance in tendering your Viceroy Shares to the Offer. You should request your nominee to effect the transaction. You may also accept the Offer pursuant to the procedures for book-entry transfer detailed in the Offer and Circular and have your Viceroy Shares tendered by your nominee through CDS or DTC, as applicable. See also Section 5 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer". Shareholders are invited to contact the Information Agent for further information regarding how to accept the Offer. Kingsdale Shareholder Services Inc. is the Information Agent and Depository in relation to this transaction and can answer further questions (see contact details on the back page of this document).

What if I have lost my Viceroy Shares but want to tender them to the Offer?

        You should complete your Letter of Transmittal as fully as possible and state in writing the circumstances surrounding the loss and forward the documents to the Depositary. The Depositary will advise you of replacement requirements which must be completed and returned before the expiry of the Offer. See Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

Who is the Depositary under the Offer?

        Kingsdale Shareholder Services Inc. is acting as Depositary. The Depositary will be responsible for receiving certificates representing deposited Viceroy Shares and accompanying Letters of Transmittal and other documents. The Depositary is also responsible for receiving Notices of Guaranteed Delivery, giving notices, if required, and making payment for all Viceroy Shares purchased by us under the terms of the Offer. The Depositary will also facilitate book-entry transfers of Viceroy Shares. See Section 23 of the Circular, "Depositary".

Will I be able to withdraw previously tendered Viceroy Shares?

        Yes. You may withdraw Viceroy Shares previously tendered by you at any time: (i) before Viceroy Shares deposited under the Offer are taken up by us under the Offer, (ii) if Yamana Shares have not been issued in consideration for your Viceroy Shares within three business days after having been taken up, and (iii) in certain other circumstances. See Section 8 of the Offer, "Right to Withdraw Deposited Viceroy Shares".

How do I withdraw previously tendered Viceroy Shares?

        You must send a notice of withdrawal to the Depositary prior to the occurrence of certain events and within the time periods set forth in Section 8 of the Offer, "Right to Withdraw Deposited Viceroy Shares", and the notice must contain specific information outlined therein. If your Viceroy Shares are registered in the name of a nominee, you should contact your nominee for assistance.

Will I have to pay any fees or commissions?

        If you are the registered owner of your Viceroy Shares and you tender your Viceroy Shares directly to the Depositary, or if you use the services of a Dealer Manager or a member of a Soliciting Dealer Group, if any, you will not have to pay brokerage fees or incur similar expenses. If you own your Viceroy Shares through a broker or other nominee who is not a member of a Soliciting Dealer Group, if any, and your broker tenders the Viceroy Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See Section 24 of the Circular, "Dealer Managers and Soliciting Dealer Group".

What will happen if the Offer lapses or is withdrawn?

        If the Offer lapses or we withdraw the Offer prior to the satisfaction or waiver of all of the conditions of the Offer, all of your Viceroy Shares that were deposited will be returned to you.

How will Canadian residents and non-residents of Canada be taxed for Canadian Federal Income Tax purposes?

        A Shareholder who is resident in Canada, who holds Viceroy Shares as capital property and who disposes of such shares to Yamana under the Offer will, in certain circumstances, obtain an automatic tax-deferred rollover. Where the conditions for such rollover treatment are not met, the shareholder will realize a capital gain (or capital loss) equal to the amount by which the sum of the fair market value, on the date of disposition, of the Yamana Shares, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Shareholder of such Viceroy Shares.

        Generally, Shareholders who are non-residents of Canada for the purposes of the Tax Act will not be subject to tax under the Tax Act in respect of any capital gain realized on the sale of Viceroy Shares to Yamana under the Offer unless those shares constitute "taxable Canadian property" (within the meaning of the Tax Act) to such Shareholders and the gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty.

        Shareholders should review the more detailed information under Section 21 of the Circular, "Certain Canadian Federal Income Tax Considerations" and consult with their own tax advisors regarding their particular circumstances.

How will U.S. residents be taxed for U.S. Federal Income Tax purposes?

        As of the date of this Circular, Yamana expects that the exchange of Viceroy Shares for Yamana Shares pursuant to the Offer, considered together with any exchange of Viceroy Shares for Yamana Shares effected pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction (collectively, the "Acquisition"), may qualify as a tax-deferred "reorganization" for U.S. federal income tax purposes pursuant to Section 368(a) of the Code. However, whether the Acquisition qualifies as a reorganization will depend on the resolution of numerous factual issues, some of which may not be known until the consummation of any Compulsory Acquisition or Subsequent Acquisition Transaction, and the application of complex U.S. federal income tax laws. For a discussion of these factual issues, see the section entitled "Circular — Certain United States Federal Income Tax Considerations." Accordingly, Yamana cannot provide any assurance that the Acquisition will actually be treated as a reorganization.

        If the Acquisition qualifies as a reorganization, subject to the "passive foreign investment company" rules discussed below in "Circular — United States Federal Income Tax Considerations," a U.S. Holder who exchanges Viceroy Shares for Yamana Shares will generally not recognize a capital gain or capital loss for U.S. tax purposes on the receipt of Yamana Shares. If reorganization treatment does not apply to the Acquisition, subject to the "passive foreign investment company" rules discussed below in "Circular — United States Federal Income Tax Considerations," a U.S. Holder of Viceroy Shares will generally be required to recognize a capital gain or loss equal to the difference between the fair market value of the Yamana Shares received pursuant to the Offer and the U.S. Holder's adjusted basis in the Viceroy Shares exchanged.

        Tax matters are very complicated, and the tax consequences of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction to a particular U.S. Holder of Viceroy Shares will depend in part on such U.S. Holder's circumstances. Accordingly, we urge you to consult your own tax advisor for a full understanding of the tax consequences of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction to you, including the applicability and effect of federal, state, local and foreign income and other tax laws.

        The foregoing summary is qualified in its entirety by the more detailed discussion of U.S. federal income tax consequences of the Acquisition set forth under the heading "Circular — Certain United States Federal Income Tax Considerations."

Is Yamana's financial condition relevant to my decision to tender my Viceroy Shares in the Offer?

        Yes. Yamana Shares will be issued to Viceroy Shareholders who tender their Viceroy Shares, so you should consider our financial condition before you decide to tender your Viceroy Shares to the Offer. In considering our financial condition, you should review the documents included and incorporated by reference in the Offer and Circular because they contain detailed business, financial and other information about us.

If I decide not to tender, how will my Viceroy Shares be affected?

        If we take up and pay for the Viceroy Shares validly tendered, we may take such action as is necessary, including effecting a Compulsory Acquisition or Subsequent Acquisition Transaction, to acquire any Viceroy Shares not tendered. It is our expectation that the consideration to be offered for Viceroy Shares under such Compulsory Acquisition or Subsequent Acquisition Transaction will be the same consideration offered under the Offer. In connection with such a transaction, you may have dissent rights. We reserve the right not to complete a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 10 of the Circular, "Acquisition of Viceroy Shares Not Deposited".

Do I have dissent rights under the Offer?

        No. Viceroy Shareholders will not have dissent or appraisal rights in connection with the Offer. However, holders of Viceroy Shares who do not tender their Viceroy Shares to the Offer may have rights of dissent or similar rights in the event we elect to acquire such Viceroy Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 8 of the Circular, "Dissent Rights" and Section 10 of the Circular, "Acquisition of Viceroy Shares Not Deposited".

Will Viceroy continue as a public company?

        If, as a result of the Offer and any subsequent transaction, the number of holders of Viceroy Shares is sufficiently reduced, Viceroy may cease to be a reporting issuer and the Viceroy Shares may become eligible for termination of registration. The rules and the regulations of the TSX and the AMEX could also, upon the consummation of the Offer and/or a subsequent transaction, lead to the delisting of the Viceroy Shares from one or both of these exchanges. To the extent permitted by applicable law, we intend to delist the Viceroy Shares from the TSX and the AMEX as soon as practicable following the consummation of the Offer and/or such subsequent transaction. In addition, Viceroy may cease to be required to comply with the rules of the Canadian securities regulatory authorities and the SEC rules governing publicly held companies. See Section 5 of the Circular, "Purpose of the Offer and Yamana's Plans for Viceroy".

What is the market value of Viceroy Shares and Yamana Shares as of a recent date?

        On September 5, 2006, the closing price of the Viceroy Shares reported on the TSX and the AMEX was C$11.55 and US$10.41, respectively. On September 5, 2006, the closing price of Yamana Shares reported on the TSX and the AMEX was C$12.06 and US$10.86, respectively. We urge you to obtain a recent quotation for the Viceroy Shares and the Yamana Shares before deciding whether or not to tender your Viceroy Shares. See Section 2 of the Circular, "Viceroy Exploration Ltd. — Price Range and Trading Volume of Viceroy Shares".

Who can I call with questions about the Offer or for more information?

        You can call our Information Agent, Kingsdale Shareholder Services Inc., if you have questions or requests for additional copies of the Offer and Circular. Questions and requests should be directed to the following telephone number:

Kingsdale Shareholder Services Inc.
North American Toll Free:
1-866-301-3460

GLOSSARY

        In the Offer and Circular, including the cover pages hereof, unless the context otherwise requires, the following terms have the meanings set forth below.

"Acquisition Proposal" means, in respect of Viceroy, any proposal, public announcement of an intention, or offer regarding any merger, amalgamation, share exchange, business combination, take-over bid, tender offer, sale or other disposition of all or a substantial portion of Viceroy's assets, in a single transaction or a series of related transactions, (or any lease, long term supply agreement or other arrangement having the same economic effect as a sale of all or a substantial portion of Viceroy's assets), any recapitalization, reorganization, liquidation, material sale or issue of treasury securities of Viceroy or any of its subsidiaries, or rights therein or thereto or rights or options to acquire any treasury securities, any exchange offer, secondary purchase or any type of similar transaction that would, or could, (i) result in the acquisition of, or an interest in, 20% or more of the Viceroy Shares or of the equity or voting shares of any of the subsidiaries of Viceroy; or (ii) result in the sale or other disposition of a material portion of the assets of Viceroy (other than the Offer and all other transactions to be completed in connection with the Offer contemplated in the Support Agreement).

"affiliate" has the meaning given to it in the OSA.

"Agent's Message" has the meaning given to it in Section 5 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer".

"AIM" means the Alternative Investment Market of the London Stock Exchange.

"AMEX" means the American Stock Exchange.

"associate" has the meaning given to it in the OSA.

"BCBCA" means the Business Corporations Act (British Columbia) as amended.

"business day" means any day, other than a Saturday, a Sunday and a statutory or civic holiday in, Ontario, Canada.

"Canaccord Capital" means Canaccord Capital Corporation.

"Canadian GAAP" means Canadian generally accepted accounting principles.

"CBCA" means the Canada Business Corporations Act, as amended.

"CDS" means the Canadian Depository for Securities Limited.

"CDSX" means the CDS on-line tendering system pursuant to which book-entry transfers may be effected.

"Circular" means the take-over bid circular accompanying the Offer, including the Annexes attached thereto.

"Code" means the United States Internal Revenue Code of 1986, as amended.

"Compulsory Acquisition" means an acquisition by Yamana of Viceroy Shares not tendered to the Offer utilizing the provisions of Section 300 of the BCBCA.

"Confidentiality Agreement" means the letter agreement dated February 2, 2006 between Yamana and Viceroy providing each of Yamana and Viceroy access to confidential information of the other.

"Control" means:

  (A)
  when applied to the relationship between a person and a body corporate, the beneficial ownership by such person at the relevant time of shares of such body corporate representing (i) more than 50% of the voting rights ordinarily exercisable for the election of directors at meetings of shareholders of such body corporate; and (ii) the percentage of voting rights ordinarily exercisable at meetings of shareholders of such body corporate that are sufficient to elect a majority of the directors of such body corporate; and

  (B)
  when applied to the relationship between a person and a partnership or joint venture, the beneficial ownership by such person at the relevant time of more than 50% of the ownership interests of the partnership or joint venture in circumstances where it can reasonably be expected that such person has the power to direct the affairs of the partnership or joint venture;

and the words "Controlled by", and similar words have corresponding meanings; provided that a person who Controls a corporation, partnership or joint venture shall be deemed to Control a corporation, partnership or joint venture (the "Second-mentioned Person") that is Controlled by the Second-mentioned person and so on.

"Dealer Manager" means National Bank Financial Inc.

"Depositary" means Kingsdale Shareholder Services Inc.

"Deposited Shares" has the meaning given to it in Section 5 of the Offer, "Manner of Acceptance — Dividends and Distributions".

"Distributions" has the meaning given to it in Section 5 of the Offer, "Manner of Acceptance — Dividends and Distributions".

"DSM" means Desert Sun Mining Corp., a corporation existing under the CBCA.

"DTC" means The Depositary Trust Company.

"Effective Date" means the date on which Yamana first takes up and pays for Viceroy Shares deposited to the Offer.

"Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of a Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks or trust companies in the United States.

"Expiry Date" means October 13, 2006 or such other date as is set out in a notice of variation of the Offer issued at any time and from time to time accelerating or extending the period during which Viceroy Shares may be deposited to the Offer, provided that, if such day is not a business day, then the Expiry Date will be the next business day. See Section 6 of the Offer, "Extensions, Variations and Changes to the Offer".

"Expiry Time" means midnight (24h00) (Toronto time) on the Expiry Date or such other time as is set out in a notice of variation of the Offer issued at any time and from time to time. See Section 6 of the Offer, "Extensions, Variations and Changes to the Offer".

"fully diluted basis" means, with respect to the Viceroy Shares, that number of Viceroy Shares which would be outstanding if all outstanding rights to acquire Viceroy Shares (whether or not vested or subject to conditions) were exercised, other than those which are not, and cannot in accordance with their terms become, exercisable within 120 days following the Expiry Time, but including without limitation for the purposes of this calculation, all Viceroy Shares issuable upon the exercise of Viceroy Options and Viceroy Warrants (whether, in either case, vested or unvested).

"Genuity Capital Markets" means Genuity Capital Markets.

"Governmental Entity" means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, court, tribunal, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent or authority of any of the foregoing; or (c) any quasi- governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

"Information Agent" means Kingsdale Shareholder Services Inc.

"insider" has the meaning ascribed thereto in the OSA.

"Law" or "Laws" means all international trade agreements, codes and conventions, laws, by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including the TSX), and the term "applicable" with respect to such Laws and in a context that refers to one or more of Yamana and Viceroy, means such Laws as are applicable to such company or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the company or companies or its or their business, undertaking, property or securities.

"Letter of Transmittal" means the letter of acceptance and transmittal in the form accompanying the Offer and Circular (printed on green paper).

"Locked-Up Shareholders" means W. David Black, Richard M. Colterjohn, Eric W. Cunningham, Patrick G. Downey, John P. Fairchild, Michael H. Halvorson, Michele A. Jones, Robert V. Matthews, John W. Ivany and Ronald K. Netolitzky;

"Lock-Up Agreements" means the binding lock-up agreements dated August 16, 2006 between Yamana and each of the Locked-Up Shareholders, as amended from time to time, and as described in greater detail in Section 14 of the Circular, "Commitments to Acquire Securities of Viceroy — Lock-Up Agreements".

"Mailing Date" means a date that is as soon as practicable after August 16, 2006, but in no event later than September 15, 2006 or such other date as may be agreed to by Yamana and Viceroy, provided that in the event Yamana shall not have been provided with the Viceroy shareholder lists referred to in the Support Agreement in order to permit Yamana to mail the Offer to holders of Viceroy Shares, Viceroy Options and Viceroy Warrants by such date, the Mailing Date shall be extended to the second business day following the receipt by Yamana of such lists.

"Material Adverse Effect" means, when used in connection with a person, any change, effect, event, occurrence or state of facts that, or could reasonably be expected to:

  (A)
  have a material and adverse effect onto the business, operations, results of operations, prospects, assets, liabilities (including contingent liabilities), obligations or financial condition of that person and its subsidiaries, taken as a whole, or

  (B)
  prevent Viceroy or Yamana, as the case may be, from performing its obligations under the Support Agreement in any material respect,

other than with respect to each of Viceroy and Yamana, any change, effect, event, circumstance, fact or occurrence (i) relating to general political or economic conditions, (ii) affecting the gold mining industry in general, (iii) affecting the securities market in general, (iv) attributable to the announcement of the Support Agreement and the transactions contemplated therein, or (v) in applicable Laws or regulations or Canadian GAAP.

"MINOSA" means Minerales de Occidentes, S.A., a corporation existing under the laws of Honduras.

"National Bank Financial" means National Bank Financial Inc.

"Notice of Guaranteed Delivery" means the accompanying notice of guaranteed delivery (printed on yellow paper) in the form accompanying the Offer and Circular.

"OBCA" means the Business Corporations Act (Ontario).

"Offer and Circular" means this Offer and the Circular, collectively, as may be amended from time to time.

"Offer" means Yamana's offer made hereby to purchase the Viceroy Shares, the terms and conditions of which are set forth in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.

"Offered Consideration" means the consideration to be paid by Yamana for the Viceroy Shares taken up under the Offer, being 0.97 Yamana Shares for each Viceroy Share.

"Offeror" means Yamana.

"OSA" means the Securities Act (Ontario), as amended.

"OSC" means the Ontario Securities Commission.

"Outside Date" means 120 days after the Mailing Date, provided that the Outside Date may be extended to such later date as may be agreed upon by Yamana and Viceroy in writing.

"Person" includes a natural person, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

"Pro Forma Consolidated Financial Statements" means the consolidated pro forma financial statements of Yamana as at June 30, 2006, for the six month period ended June 30, 2006 and for the twelve month period ended December 31, 2005, assuming completion of the Offer, which statements are attached hereto as Annex "A".

"Regulation Q-27" means the Regulation entitled Regulation Q-27 Respecting Protection of Minority Securityholders in the Course of Certain Transactions" of the Autorité des marchés financiers, as the same may be amended.

"Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities in connection with the Offer, being the approval of the TSX, AMEX and AIM to list the Yamana Shares to be issued to Shareholders pursuant to the Offer.

"RNC" means RNC Gold Inc., a corporation existing under the CBCA.

"Rule 61-501" means OSC Rule 61-501 — "Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions" as the same may be amended.

"SEC" means the United States Securities and Exchange Commission.

"Shareholder" means a holder of Viceroy Shares.

"Soliciting Dealer Group" means a group of Soliciting Dealers, if any.

"Soliciting Dealers" has the meaning given to it in Section 24 of the Circular, "Dealer Managers and Soliciting Dealer Group".

"Subsequent Acquisition Transaction" means any statutory arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other transaction involving Viceroy and/or its subsidiaries and Yamana or an affiliate of Yamana proposed by Yamana, if Yamana, acquires, directly or indirectly, not less than 50% of the Viceroy Shares under the Offer that, if successfully completed, will result in Yamana owning, directly or indirectly, all of the Viceroy Shares.

"Special Committee" means the special committee of the board of directors of Viceroy.

"subsidiary" means, with respect to any person, a subsidiary within the meaning of the BCBCA and any partnership or joint venture Controlled by such Person.

"Superior Proposal" means an unsolicited, bona fide, written Acquisition Proposal made by a third party to Viceroy to acquire all or substantially all of the assets of Viceroy or all of the issued and outstanding Viceroy Shares, whether by way of merger, amalgamation, share exchange, take-over bid, recapitalization, sale of assets or otherwise that the Board of Directors of Viceroy has determined in good faith and by formal resolution, after consultation with the Special Committee and its financial and legal advisors, (i) did not result in a breach of Section 7.1 of the Support Agreement or any agreement between the person making such Acquisition Proposal and Viceroy or any of its subsidiaries; (ii) is not subject to financing; (iii) is reasonably capable of completion in accordance with its terms without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the identity of the third party making such Acquisition Proposal and (iv) would, if consummated in accordance with its terms, result in a transaction more favourable to Viceroy Shareholders, from a financial point of view, than the Offer and provides for consideration per Viceroy Share that has a value that is greater than the consideration per Viceroy Share provided under the terms of the Offer (including any adjustment to such terms proposed by Yamana as contemplated by Section 7.2 of the Support Agreement).

"Support Agreement" means the support agreement dated August 16, 2006 between Yamana and Viceroy, the terms of which are described in Section 16 of the Circular, "Support Agreement".

"Take-Up Date" means a date upon which Yamana takes up or acquires Viceroy Shares pursuant to the Offer.

"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder, as amended.

"TSX" means the Toronto Stock Exchange.

"United States" or "U.S." means the United States of America, its territories and possessions, and any State of the United States, as applicable.

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"U.S. GAAP" means U.S. generally accepted accounting principles.

"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"U.S. Shareholders" means Viceroy shareholders that (i) are U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) or (ii) hold Viceroy Shares on behalf of a U.S. person.

"Viceroy Option Plan" means the stock option plan maintained by Viceroy.

"Viceroy Option" means an option to purchase Viceroy Shares pursuant to the Viceroy Option Plan.

"Viceroy Rights Plan" means the shareholders' rights plan of Viceroy dated March 21, 2006 which was confirmed by the Shareholders at the meeting of the Shareholders held on April 28, 2006.

"Viceroy Share" means a common share in the capital of Viceroy.

"Viceroy Warrant" means a common share purchase warrant of Viceroy that entitles the holder to acquire Viceroy Shares on the terms thereof.

"Viceroy" means Viceroy Exploration Ltd., a corporation existing under the BCBCA.

"Yamana Share" means a common share in the capital of Yamana.

"Yamana" means Yamana Gold Inc., a corporation existing under the CBCA.

SUMMARY OF THE OFFER

        This summary highlights information more fully discussed elsewhere in the Offer and Circular. This summary is not intended to be complete and is qualified by reference to the more detailed information contained herein and in those documents incorporated by reference herein. Shareholders are urged to read the more detailed information about Yamana, the Offer and the Yamana Shares provided elsewhere in the Offer and Circular and in the documents incorporated by reference, including the Pro Forma Consolidated Financial Statements and the respective notes thereto. Capitalized terms used in this summary, where not otherwise defined herein, are defined in the Section entitled "Glossary" above.

1.     The Offer

        The Offeror is offering, on the terms and subject to the conditions of the Offer, to purchase all of the issued and outstanding Viceroy Shares, and including any Viceroy Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any securities of Viceroy that are convertible into or exchangeable or exercisable for Viceroy Shares, on the basis of 0.97 of a Yamana Share for each Viceroy Share. The Offer is subject to certain conditions, including, among other things, there being validly deposited under the Offer, and not withdrawn at the Expiry Time, such number of Viceroy Shares that constitutes not less than 66 2/3% of the Viceroy Shares outstanding on a fully-diluted basis. See Section 2 of the Offer, "Conditions of the Offer".

        Yamana announced that it had agreed to make the Offer after the close of trading on August 16, 2006. On August 16, 2006, the closing price of the Yamana Shares on the TSX was C$11.20, on the AMEX was US$10.05 and on the AIM was £5.33. On the same date, the closing price of the Viceroy Shares on the TSX was C$8.65 and on the AMEX was US$7.70. The volume-weighted average trading price on the TSX for the 20 trading days ended August 16, 2006 of the Yamana Shares was C$11.54 and of the Viceroy Shares was C$8.81. The Offer price of 0.97 Yamana Shares per Viceroy Share represents a premium of approximately 27.0% based on the 20 trading day volume-weighted average trading prices of the Viceroy Shares and Yamana Shares on the TSX as at August 16, 2006.

        See Section 1 of the Offer, "The Offer".

2.     Recommendation of the Board of Directors of Viceroy

        The Board of Directors of Viceroy has determined unanimously that the Offer is fair, from a financial point of view, to all Shareholders other than Yamana and that the Offer is in the best interests of Viceroy and has resolved unanimously to recommend to the Shareholders that they accept the Offer and deposit their Viceroy Shares under the Offer. The Board of Directors of Viceroy and the Special Committee received an opinion from each of Canaccord Capital and Genuity Capital Markets stating that the consideration to be received under the Offer is fair, from a financial point of view, to all Shareholders other than Yamana. Pursuant to the Support Agreement, Viceroy has agreed to, among other things, support the Offer, subject to the Support Agreement. See Section 16 of the Circular, "Support Agreement". Each director of Viceroy has entered into a Lock-Up Agreement with Yamana pursuant to which it has agreed to deposit his or her Viceroy Shares (including Viceroy Shares acquired upon exercise of Viceroy Options or Viceroy Warrants held immediately prior to the Expiry Time, if any) in valid acceptance of the Offer and not to withdraw such shares unless the Lock-Up Agreement has been terminated in accordance with its terms.

3.     Yamana

Yamana Gold Inc.

        Yamana is a leading intermediate gold producer. Yamana is engaged in the acquisition, exploration, development and operation of mineral properties in Brazil and Central America. In Brazil, Yamana has become a significant gold producer and is one of Brazil's largest gold exploration landholders. In addition, it owns a producing gold mine, San Andrés in Honduras, and exploration concessions in Nicaragua. Although Yamana's principal product is gold with gold production forming a significant part of revenues, Yamana expects to begin producing copper in late 2006, which is expected to add to the revenues and cash flow generated from its gold production.

        See Section 1 of the Circular, "Yamana".

Yamana — Outstanding Shares

        Yamana is authorized to issue an unlimited number of Yamana Shares and an unlimited number of preferred shares, issued in series. As at August 16, 2006, there were outstanding 293,200,200 Yamana Shares. In addition, as at August 16, 2006, Yamana had a further 29,368,680 Yamana Shares issuable upon the exercise of outstanding options and warrants of Yamana and therefore had 322,568,880 Yamana Shares outstanding on a fully diluted basis.

        Based on the number of Viceroy Shares outstanding as of August 16, 2006 and assuming that all such Viceroy Shares are tendered to the Offer and taken up by Yamana, Yamana expects to issue approximately an additional 51,413,138 Yamana Shares under the Offer and to have a total of approximately 344,613,338 Yamana Shares outstanding upon completion of the transaction. As at August 16, 2006, Viceroy had 53,003,235 Viceroy Shares, 4,243,500 Viceroy Options and 2,290,448 Viceroy Warrants outstanding.

        See Section 1 of the Circular, "Yamana".

4.     Viceroy

        Viceroy is a development stage mineral exploration company engaged in the identification, evaluation, acquisition and exploration of mineral properties with the potential to host gold and silver. Viceroy's focus has been the exploration and advancement of its mineral properties in Argentina, with particular emphasis on its most advanced property, the 100% held Gualcamayo gold property in the San Juan Province of Argentina. Viceroy has four other properties, which consist of the Salamanca property, the Las Flechas property, the Evelina property and the La Brea/Las Carachas property.

        See Section 2 of the Circular, "Viceroy Exploration Ltd.".

5.     Purpose of the Offer

        The purpose of the Offer is to enable Yamana to acquire all of the outstanding Viceroy Shares.

6.     Strategic Rationale for the Proposed Combination

        Yamana believes that combining Viceroy with Yamana will provide Viceroy with enhanced financial, management and other resources to allow it to better compete in the global mining industry than it could on a stand alone basis. Yamana's Board of Directors strongly believes that this transaction will create value for shareholders of both Yamana and Viceroy, and that it offers the following benefits and opportunities:

Enhances the Position of Yamana as a Leading Intermediate Gold Producer

        The addition of the Gualcamoyo property to Yamana's existing projects will contribute to the long term gold production prospects of Yamana, thereby increasing Yamana's ability to achieve its stated production goals. The completion of the Offer will solidify Yamana's position among the top intermediate global gold producers. Yamana expects this to lead to improved market liquidity and valuation multiples.

Leverages Yamana's Strengths to Further Develop Viceroy's Gualcamayo Project

        The management and operational personnel at Yamana have significant knowledge and experience regarding mine building, which has been derived from the construction of the Jacobina, São Francisco, Fazenda Nova and Chapada mines. This knowledge and experience will be leveraged in connection with development activities at Gualcamayo. Further, Yamana will be further strengthened with the addition of Viceroy's operational team. As well, the combined company will be able to use the available cash and significant cash flow of Yamana, along with Yamana's lower-cost Brazilian capital cost structure to progress the Gualcamayo project to a feasibility study and ultimately to production.

Value Creation for all Shareholders

        Yamana believes the transaction will create value for shareholders of both companies. Viceroy Shareholders will be part of a much larger shareholder base and the combined company will offer them significantly increased trading liquidity. The combined company will have a market capitalization of approximately C$4.2 billion (based on the closing price of the Yamana Shares on the TSX on September 5, 2006), which will generate new investment interest and facilitate the addition of the securities of the combined company to gold indices.

Attractive Premium to Historical Trading Prices

        From the perspective of a Viceroy Shareholder, when the Offer was announced on August 16, 2006, it represented a premium of 25.5% to the price of Viceroy's Shares based on the respective closing prices for Yamana Shares and Viceroy Shares on the TSX on August 16, 2006. The premium was 27.0% based on the volume-weighted average trading prices of the Yamana Shares and Viceroy Shares on the TSX for the preceding 20 trading days. Yamana believes the Offer represents an attractive premium that compares favourably to other transactions.

Provides Enhanced Platform and Flexibility for Future Growth

        The combined company will offer both sets of shareholders an enhanced operational platform, which will help to facilitate future growth opportunities. Shareholders, through their shareholdings in the combined company, will be able to participate in immediate and near-term production growth opportunities through the development of the Chapada mine, the expansion of Jacobina and the ultimate development of Yamana's feasibility stage projects. In addition, they will benefit from the exposure to three new exploration districts in Brazil. Yamana shareholders will benefit from the development of the Gualcamayo property and exposure to a new exploration district in Argentina. In addition, the combined company will be better positioned to compete for acquisition opportunities, which have become increasingly important as the global mining industry continues to consolidate.

Diversification

        The combined entity will feature enhanced project, geographic and currency diversification. The combined company's project portfolio will become more geographically diversified, serving to reduce costs and exposures to the risks inherent in operating only a specific asset or only within a specific jurisdiction. The costs of the combined company will not be as closely tied to the fluctuations of a single currency as the costs of either Yamana or Viceroy would be alone.

        These anticipated benefits are based on various assumptions and are subject to various risks. See "Cautionary Statement Regarding Forward-Looking Information" in the cover pages above and Section 6 of this Circular, "Business Combination Risks" and Section 7 of this Circular, "Additional Risk Factors Relating to Yamana".

        See Section 4 of the Circular, "Strategic Rationale for the Proposed Combination".

7.     Support Agreement

        On August 16, 2006, Yamana and Viceroy entered into the Support Agreement. The Support Agreement contains, among other things, covenants of Yamana relating to the making of the Offer, covenants of Viceroy relating to steps to be taken to support the Offer, covenants of Viceroy relating to the conduct of Viceroy's business pending the completion of the Offer, covenants of Viceroy not to solicit any Acquisition Proposals, representations of Viceroy and Yamana and provisions relating to the payment of a fee to Yamana in certain circumstances related to the termination of the Support Agreement and the Offer. See Section 16 of the Circular, "Support Agreement".

8.     Lock-Up Agreements

        On August 16, 2006, Yamana and the Locked-Up Shareholders entered into the Lock-Up Agreements. As of the date of the Lock-Up Agreements, the directors and officers of Viceroy (collectively, the Locked-Up Shareholders) represented that they beneficially owned or controlled approximately 2.7 million Viceroy Shares, representing in aggregate approximately 5% of the presently issued and outstanding Viceroy Shares. In addition, the directors and officers of Viceroy represented that they beneficially own or exercise control or direction over an aggregate of 2,275,000 Viceroy Options and 75,000 Viceroy Warrants. The Lock-Up Agreements set forth (a) the agreement of Yamana to abide by and perform its obligations under the Lock-Up Agreements, the Support Agreement and the Offer and certain other covenants with respect to the Offer; and (b) the agreement of the Locked-Up Shareholders, subject to the terms and conditions of the respective Lock-Up Agreements, that their Viceroy Shares be validly tendered in valid acceptance of the Offer and not to withdraw them unless the Lock-Up Agreement has been terminated in accordance with its terms. The Locked-Up Shareholders include all of the directors and officers of Viceroy. See Section 14 of the Circular "Commitments to Acquire Securities of Viceroy — Lock-Up Agreements".

9.     Treatment of Viceroy Options and Viceroy Warrants in the Offer

        The Offer is made only for Viceroy Shares and is not made for any Viceroy Options or Viceroy Warrants to acquire Viceroy Shares. Any holder of such Viceroy Options or Viceroy Warrants who wishes to accept the Offer should, to the extent permitted by their terms and applicable Law, fully exercise, convert or exchange their Viceroy Options or Viceroy Warrants in order to obtain certificates representing Viceroy Shares that may be deposited in accordance with the terms of the Offer.

        If any holder of Viceroy Options does not exercise such Viceroy Options prior to the Expiry Time, such Viceroy Options will, subject to obtaining all necessary regulatory approvals, remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry, vesting schedule (if any) and exercise prices, except that, to the extent permitted under the terms of the Viceroy Options, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, the holder of a Viceroy Option will, on exercise thereof, acquire that number of Yamana Shares that such holder would have been entitled to receive as a result of the Offer if such holder had exercised such Viceroy Option to become the registered holder of Viceroy Shares prior to the Compulsory Acquisition or Subsequent Acquisition Transaction.

        If any holder of Viceroy Warrants does not exercise such Viceroy Warrants prior to the Expiry Time, such Viceroy Warrants will, subject to obtaining all necessary regulatory approvals, remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry, vesting schedule (if any) and exercise prices, except that, to the extent permitted, under the terms of the Viceroy Warrants, after completion of a Subsequent Acquisition Transaction, a holder of a Viceroy Warrant will, on exercise thereof, acquire that number of Yamana Shares that such holder would have been entitled to receive as a result of the Offer if such holder had exercised such Viceroy Warrant to become the registered holder of Viceroy Shares prior to the Subsequent Acquisition Transaction.

        See Section 5 of the Circular, "Purpose of the Offer and Yamana's Plans for Viceroy — Treatment of Viceroy Options and Viceroy Warrants" and Section 10 of the Circular, "Acquisition of Viceroy Shares Not Deposited".

        The tax consequences to holders of Viceroy Options or Viceroy Warrants of exercising or not exercising their Viceroy Options or Viceroy Warrants are not described in Section 21 of the Circular, "Certain Canadian Federal Income Tax Considerations", or Section 22 of the Circular, "Certain United States Federal Income Tax Considerations". Holders of Viceroy Options or Viceroy Warrants are urged to consult their own tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Viceroy Options or Viceroy Warrants.

10.   Treatment of Fractional Shares

        Fractional Yamana Shares will not be issued in connection with the Offer. Where on any Take-Up Date a Shareholder is to receive Yamana Shares as consideration under the Offer and the aggregate number of Yamana Shares to be issued to such Shareholder would result in a fraction of a Yamana Share being issuable, the number of Yamana Shares to be received by such Shareholder will be rounded up or down to the nearest whole number.

        See Section 1 of the Offer, "The Offer".

11.   Conditions of the Offer

        The Offeror reserves the right to withdraw the Offer and not take up, purchase or pay for any Viceroy Shares deposited under the Offer unless all of the conditions of the Offer contained in Section 2 of the Offer are satisfied or, where permitted, waived at or prior to the Expiry Time.

        See Section 2 of the Offer, "Conditions of the Offer" for all of the conditions of the Offer.

12.   Time for Acceptance

        The Offer is open for acceptance until midnight (24h00) (Toronto time) on October 13, 2006 or until such earlier or later time and date to which the Offeror may accelerate or extend the Expiry Time of the Offer at its discretion, unless the Offeror withdraws the Offer earlier.

        See Section 4 of the Offer, "Time for Acceptance".

13.   Manner of Acceptance

        The Offer may be accepted by Shareholders by depositing certificates representing Viceroy Shares that are being deposited, together with a duly completed and signed Letter of Transmittal in the form accompanying the Offer and Circular (printed on green paper) at the offices of the Depositary specified in the Letter of Transmittal at or before the Expiry Time. The Offer will be deemed to be accepted only if the Depositary has actually received these documents at or before the Expiry Time. Shareholders whose Viceroy Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Viceroy Shares to the Offer.

        Shareholders whose certificates for Viceroy Shares are not immediately available may use the procedures for guaranteed delivery set forth in the Notice of Guaranteed Delivery accompanying this Offer and Circular (printed on yellow paper).

        Shareholders whose Viceroy Shares are registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should contact that nominee for assistance if they wish to accept the Offer.

        Shareholders may accept the Offer by following the procedures for book-entry transfer established by CDS or DTC, provided that a Book-Entry Confirmation is received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time, or a properly completed and duly executed Letter of Transmittal and any other required documents, are received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time. Shareholders accepting the Offer through book-entry transfer must make sure such documents or Agent's Message are received by the Depositary.

        If a Shareholder wishes to accept the Offer and either the certificate(s) representing the Viceroy Shares are not immediately available or the Shareholder is not able to deliver the certificate(s) and all other required documents to the Depositary before the Expiry Time, those Viceroy Shares may nevertheless be deposited pursuant to the Offer, provided that (1) such deposit is made by or through an Eligible Institution, (2) a properly completed and duly executed Notice of Guaranteed Delivery (printed on yellow paper) in the form accompanying the Offer and Circular (or a manually signed facsimile thereof) is received by the Depositary before the Expiry Time at its Toronto, Ontario office listed on the Notice of Guaranteed Delivery, and (3) the certificate(s) representing all deposited Viceroy Shares, together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) relating to the Viceroy Shares, with signatures guaranteed if so required, are received by the Depositary at its office in Toronto, Ontario listed in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

        See Section 5 of the Offer, "Manner of Acceptance".

14.   Payment for Deposited Shares

        If all of the conditions of the Offer have been satisfied or, where permitted, waived by the Offeror, at the Expiry Time, the Offeror will take-up the Viceroy Shares validly deposited under, and not withdrawn from, the Offer not later than ten days after the Expiry Time. The Offeror will pay for the Viceroy Shares so taken up promptly, but in any event not later than the earlier of (a) the tenth day after the Expiry Time and (b) three business days after taking up such Viceroy Shares. Any Viceroy Shares deposited under the Offer after the first date on which Viceroy Shares have been taken up by the Offeror but before the Expiry Date will be taken up and paid for promptly, and in any event within ten days of that deposit.

        See Section 3 of the Offer, "Take-up and Payment for Deposited Viceroy Shares".

15.   Right to Withdraw Deposited Shares

        Viceroy Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Viceroy Shares have been taken up by the Offeror pursuant to the Offer and in the other circumstances discussed in Section 8 of the Offer, "Right to Withdraw Deposited Viceroy Shares".

16.   Acquisition of Viceroy Shares Not Deposited under the Offer

        If, within four months after the date of the Offer, the Offer has been accepted by the holders of not less than 90% of the issued and outstanding Viceroy Shares (calculated on a fully diluted basis), other than Viceroy Shares held by or on behalf of the Offeror or an affiliate or associate of the Offeror (as defined in the BCBCA), the Offeror may acquire, pursuant to a Compulsory Acquisition, the remaining Viceroy Shares from Shareholders who did not accept the Offer. If the Offeror takes up and pays for the Viceroy Shares validly deposited under the Offer and a Compulsory Acquisition is not available or the Offeror elects not to proceed with a Compulsory Acquisition, the Offeror currently intends to take such action as is necessary, including causing a meeting of Shareholders to be held to consider a Subsequent Acquisition Transaction involving Viceroy and the Offeror or an affiliate of the Offeror for the purpose of enabling the Offeror or an affiliate of the Offeror to acquire all Viceroy Shares not acquired pursuant to the Offer.

        The timing and details of any Compulsory Acquisition or Subsequent Acquisition Transaction involving Viceroy will necessarily depend on a variety of factors, including the number of Viceroy Shares acquired pursuant to the Offer. Although the Offeror currently intends to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Viceroy Shares acquired under the Offer, delays in the Offeror's ability to effect such a transaction, information hereafter obtained by the Offeror, changes in general economic, industry, regulatory or market conditions or in the business of Viceroy, or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned.

        See Section 5 of the Circular, "Purpose of the Offer and Yamana's Plans for Viceroy" and Section 10 of the Circular, "Acquisition of Viceroy Shares Not Deposited".

17.   Certain Federal Income Tax Considerations

Canada

        A Shareholder who is resident in Canada, who holds Viceroy Shares as capital property and who disposes of such shares to Yamana under the Offer will in certain circumstances obtain an automatic tax-deferred rollover. Where the conditions for such rollover treatment are not met, the Shareholder will realize a capital gain (or capital loss) equal to the amount by which the sum of the fair market value, on the date of disposition, of the

Yamana Shares, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Shareholder of such Viceroy Shares.

        Generally, Shareholders who are non-residents of Canada for the purposes of the Tax Act will not be subject to tax under the Tax Act in respect of any capital gain realized on the sale of Viceroy Shares to Yamana under the Offer unless those shares constitute "taxable Canadian property" (within the meaning of the Tax Act) to such Shareholders and the gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty.

        Shareholders should review the more detailed information under Section 21 of the Circular, "Certain Canadian Federal Income Tax Considerations", and Section 22 of the Circular, "Certain United States Federal Income Tax Considerations" and consult with their own tax advisors regarding their particular circumstances.

United States

        As of the date of this Circular, Yamana expects that the exchange of Viceroy Shares for Yamana Shares in the Acquisition may qualify as a tax-deferred "reorganization" for U.S. federal income tax purposes pursuant to Section 368(a) of the Code. However, whether the Acquisition qualifies as a reorganization will depend on the resolution of numerous factual issues, some of which may not be known until the consummation of any Compulsory Acquisition or Subsequent Acquisition Transaction, and the application of complex U.S. federal income tax laws. For a discussion of these factual issues, see the section entitled "Circular — Certain United States Federal Income Tax Considerations." Accordingly, Yamana cannot provide any assurance that the Acquisition will actually be treated as a reorganization.

        If the Acquisition qualifies as a reorganization, subject to the "passive foreign investment company" rules discussed below in "Circular — United States Federal Income Tax Considerations," a U.S. Holder who exchanges Viceroy Shares for Yamana Shares will generally not recognize a capital gain or capital loss for U.S. tax purposes on the receipt of Yamana Shares. If reorganization treatment does not apply to the Acquisition, subject to the "passive foreign investment company" rules discussed below in "Circular — United States Federal Income Tax Considerations," a U.S. Holder of Viceroy Shares will generally be required to recognize a capital gain or loss equal to the difference between the fair market value of the Yamana Shares received pursuant to the Offer and the U.S. Holder's adjusted basis in the Viceroy Shares exchanged.

        The foregoing summary is qualified in its entirety by the more detailed discussion of U.S. federal income tax consequences of the Acquisition set forth under the heading "Circular — Certain United States Federal Income Tax Considerations."

18.   Business Combination Risks

        An investment in Yamana Shares is subject to certain risks. Shareholders should carefully review the risk factors set out in the Offer and Circular before depositing Viceroy Shares pursuant to the Offer. See Section 7 of the Circular, "Additional Risk Factors Relating to Yamana" and the other information contained in, or incorporated by reference into, the Offer and Circular. Shareholders should also refer to additional risks and uncertainties, including those with respect to the proposed combination of Yamana and Viceroy upon successful completion of the Offer (including a Compulsory Acquisition or a Subsequent Acquisition Transaction), which may also adversely affect Yamana's business. See Section 6 of the Circular, "Business Combination Risks".

19.   Dissent Rights

        Viceroy Shareholders will not have dissent or appraisal rights in connection with the Offer. However, Shareholders who do not tender their Viceroy Shares to the Offer may have rights of dissent or similar rights in the event Yamana elects to acquire such Viceroy Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 8 of the Circular, "Dissent Rights" and Section 10 of the Circular, "Acquisition of Viceroy Shares Not Deposited".

20.   Material Differences in Rights of Shareholders

        The governing documents and laws of the respective jurisidictions of existence of Viceroy and Yamana are different, and therefore holders of Viceroy Shares will have different rights once they become Yamana shareholders. See Section 9 of the Circular, "Material Differences in Rights of Shareholders".

21.   Depositary

        Yamana has engaged Kingsdale Shareholder Services Inc. to act as Depositary for the receipt of certificates representing Viceroy Shares and related Letters of Transmittal deposited under the Offer and for the payment for Viceroy Shares purchased by Yamana pursuant to the Offer. The Depositary will also receive Notices of Guaranteed Delivery at its office in Toronto, Ontario, as specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving notices, if required, and for making payment for all Viceroy Shares purchased by the Offeror under the Offer. The Depositary will also facilitate book-entry transfers of Viceroy Shares. The Depositary will receive reasonable and customary compensation from Yamana for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. Yamana has also agreed to indemnify the Depositary for certain liabilities, including liabilities under securities laws, and expenses in connection with the Offer.

22.   Dealer Manager, Soliciting Dealer Group and Information Agent

        Yamana has engaged the services of National Bank Financial as Dealer Manager in Canada to solicit acceptances of the Offer. National Bank Financial reserves the right to form a soliciting dealer group (the "Soliciting Dealer Group") comprised of members of the Investment Dealers Association of Canada and members of the TSX and the TSX Venture Exchange to solicit acceptances of the Offer from persons who are resident in Canada and will also solicit acceptances of the Offer in the United States through their registered broker dealer affiliates. Yamana will pay National Bank Financial and other members of the Soliciting Dealer Group reasonable and customary compensation for services in connection with the Offer and will reimburse certain out of pocket expenses.

        In addition to acting as depositary, Yamana has retained Kingsdale Shareholder Services Inc. to act as Information Agent in connection with the Offer to provide a resource for information for Shareholders. The Information Agent will receive reasonable and customary compensation from Yamana for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses.

        Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Viceroy Shares directly with the Depositary. Shareholders should contact the Information Agent or a broker or dealer for assistance in accepting the Offer and in depositing their Viceroy Shares with the Depositary. Yamana may make use of the services of Soliciting Dealers and, in this case, may pay such Soliciting Dealers a fee for each Viceroy Share deposited and taken up by Yamana under the Offer other than Viceroy Shares held by members of a Soliciting Dealer Group, if any, for their own account. Yamana may require Soliciting Dealers to furnish evidence of the beneficial ownership satisfactory to it at the time of deposit.

SUMMARY OF PRO FORMA FINANCIAL INFORMATION

        This pro forma financial information is derived from and should be read in conjunction with the financial statements of each of Yamana, Viceroy, DSM and MINOSA and the related notes to those financial statements incorporated by reference herein. The summary pro forma consolidated financial information set forth below should also be read in conjunction with the Pro Forma Consolidated Financial Statements, the accompanying notes thereto and the compilation report of Deloitte & Touche LLP thereon included in this Offer and Circular. The pro forma consolidated balance sheets have been prepared from the unaudited consolidated balance sheet of Yamana as at June 30, 2006 and the unaudited consolidated balance sheet of Viceroy as at June 30, 2006, and gives pro forma effect to the acquisition of Viceroy by Yamana as if the transaction had occurred as at the balance sheet date. The pro forma consolidated statements of operations for the twelve month period ended December 31, 2005 have been prepared from the audited consolidated statements of operations of Yamana for the year ended December 31, 2005, the audited consolidated statements of operations of DSM for the year ended December 31, 2005, the audited consolidated earnings statement of MINOSA for the year ended December 31, 2005, and audited consolidated statements of operations of Viceroy for the year ended December 31, 2005, and gives pro forma effect to the acquisition of Viceroy, DSM and MINOSA by Yamana as if the transactions had occurred as at January 1, 2005. The pro forma consolidated statement of operations for the six month period ended June 30, 2006 have been prepared from the unaudited consolidated statements of operations of Yamana for the six months ended June 30, 2006, the unaudited consolidated statements of operations of Viceroy for the six months ended June 30, 2006 and the unaudited consolidated financial statements of DSM for the three months ended March 31, 2006, and gives pro forma effect to the acquisition of Viceroy, DSM and MINOSA as if the transactions had occurred as at January 1, 2005.

        In preparing the unaudited pro forma consolidated financial statement information, management of the Offeror has made certain assumptions that affect the amounts reported in the Pro Forma Consolidated Financial Statements. The information in the Pro Forma Consolidated Financial Statements is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction contemplated by the Offer will differ from the pro forma information presented below. The "Initial Pro Forma" financial information reflects the pro forma operations of Yamana after taking into account the acquisitions of DSM and Minosa as described in the notes to the unaudited pro forma consolidated financial statements. The "Final Consolidated Pro Forma" financial information presents Yamana's pro forma financial information after giving effect to Yamana's acquisition of all of the Viceroy Shares pursuant to the Offer.

Summary of Unaudited Pro Forma Financial Information
(in thousands of U.S.$ except for per share information)

	Six months ended June 30, 2006		Twelve months ended December 31, 2005
Statement of Operations	Initial Pro Forma	Final Consolidated Pro Forma	Initial Pro Forma	Final Consolidated Pro Forma
	(unaudited)
Sales	$77,177	$77,177	$88,368	$88,368
Mine operating earnings (loss)	20,721	20,705	12,742	12,715
Operating (loss) earnings	(17,726)	(20,923)	(9,379)	(12,380)
Net (loss) earnings for the period	(67,363)	(69,575)	(11,726)	(14,303)
Loss per share	$(0.25)	$(0.21)	$(0.05)	$(0.05)

	As at June 30, 2006
Balance Sheet Data	Yamana	Final Consolidated Pro Forma
	(unaudited)
Cash and cash equivalents	$142,347	$207,936
Other current assets	53,284	49,572
Property, plant and equipment	62,859	62,924
Assets under construction	273,573	273,573
Mineral properties	607,388	1,296,856
Total assets	1,448,069	2,194,029
Current liabilities	90,018	97,678
Total long-term liabilities	186,389	382,462

OFFER

September 6, 2006

TO: THE HOLDERS OF COMMON SHARES OF VICEROY

        The accompanying Circular, which is incorporated into and forms part of the Offer, contains important information and should be read carefully before making a decision with respect to the Offer. This Offer and the Circular constitute the take-over bid circular required under applicable Canadian securities laws. Capitalized terms used in the Offer but not otherwise defined herein are defined in the section entitled "Glossary".

1.     The Offer

        Subject to the following terms and conditions and those set forth in Section 2 of this Offer, "Conditions of the Offer" and in the Letter of Transmittal and the Notice of Guaranteed Delivery, the Offeror hereby offers to purchase all of the issued and outstanding Viceroy Shares, other than any Viceroy Shares owned, directly or indirectly, by the Offeror and its affiliates on any Take-Up Date, and including any Viceroy Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any securities of Viceroy outstanding on the date hereof that are convertible into or exchangeable or exercisable for Viceroy Shares, on the basis of 0.97 of a Yamana Share in respect of each Viceroy Share, subject to adjustment as provided herein.

        Yamana announced that it had agreed to make the Offer after the close of trading on August 16, 2006. On August 16, 2006, the closing price of the Yamana Shares on the TSX was C$11.20, on the AMEX was US$10.05 and on the AIM was £5.33. On the same date, the closing price of the Viceroy Shares on the TSX was C$8.65 and on the AMEX was US$7.70. The volume-weighted average trading price on the TSX for the 20 trading days ended August 16, 2006 of the Yamana Shares was C$11.54 and of the Viceroy Shares was C$8.81. The Offer price of 0.97 Yamana Shares per Viceroy Share represents a premium of approximately 27.0% based on the volume-weighted average trading prices of the Viceroy Shares and the Yamana Shares on the TSX for the 20 trading days ended August 16, 2006.

Viceroy Options and Viceroy Warrants

        The Offer is made only for Viceroy Shares and is not made for any options, warrants or other rights to acquire Viceroy Shares. Any holder of such options, warrants or other rights to acquire Viceroy Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise, convert or exchange the options, warrants or other rights in order to obtain certificates representing Viceroy Shares that may be deposited in accordance with the terms of the Offer. Any such exercise must be made sufficiently in advance of the Expiry Date to ensure such holders that they will have certificates representing Viceroy Shares available for deposit prior to the Expiry Date or in sufficient time to fully comply with the procedures referred to in Section 5 of this Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

        If any holder of Viceroy Options does not exercise such Viceroy Options prior to the Expiry Time, such Viceroy Options will, subject to obtaining all necessary regulatory approvals, remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry, vesting schedule (if any) and exercise prices, except that, to the extent permitted under the terms of the Viceroy Options, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, the holder of a Viceroy Option will, on exercise thereof, acquire that number of Yamana Shares that such holder would have been entitled to receive as a result of the Offer if such holder had exercised such Viceroy Option to become the registered holder of Viceroy Shares prior to the Compulsory Acquisition or Subsequent Acquisition Transaction.

        If any holder of Viceroy Warrants does not exercise such Viceroy Warrants prior to the Expiry Time, such Viceroy Warrants will, subject to obtaining all necessary regulatory approvals, remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry, vesting schedule (if any) and exercise prices, except that, to the extent permitted under the terms of the Viceroy Warrants, after completion of a Subsequent Acquisition Transaction, a holder of a Viceroy Warrant will, on exercise thereof, acquire that number of Yamana Shares that such holder would have been entitled to receive as a result of the Offer if such holder had exercised such Viceroy Warrant to become the registered holder of Viceroy Shares prior to the Subsequent Acquisition Transaction.

        See Section 5 of the Circular, "Purpose of the Offer and Yamana's Plans for Viceroy — Treatment of Viceroy Options and Viceroy Warrants" and Section 10 of the Circular, "Acquisition of Viceroy Shares Not Deposited".

Fractional Shares

        Fractional Yamana Shares will not be issued in connection with the Offer. Where, on any Take-Up Date, a Shareholder is to receive Yamana Shares as consideration under the Offer and the aggregate number of Yamana Shares to be issued to such Shareholder would result in a fraction of a Yamana Share being issuable, the number of Yamana Shares to be received by such Shareholder will be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.

2.     Conditions of the Offer

        The Offeror reserves the right to withdraw the Offer and not take up, purchase or pay for, and will have the right to accelerate or extend the period of time during which the Offer is open and postpone taking up and paying for, any Viceroy Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

  (a)
  Not less than 66 2/3% of the outstanding Viceroy Shares, on a fully-diluted basis, shall have been validly deposited under the Offer and not withdrawn.

  (b)
  All Regulatory Approvals shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated.

  (c)
  There shall have been no Material Adverse Effect relating to Viceroy.

  (d)
  (A) No act, action, suit or proceeding shall have been taken or commenced by any Governmental Entity or by any elected or appointed public official in Canada or elsewhere, whether or not having the force of law and (B) no Law, policy, decision or directive (whether or not having the force of law) shall have been enacted, promulgated, amended or applied, in the case of (A) or (B) above:

  (i)
  to cease trade, enjoin, prohibit or impose material limitations or conditions on or make materially more costly the purchase by or the sale to Yamana of Viceroy Shares under the Offer or the rights of Yamana to own or exercise full rights of ownership of Viceroy Shares or to complete a Compulsory Acquisition or Subsequent Acquisition Transaction or which would reasonably be expected to have such an effect; or

  (ii)
  which has resulted in, or if the Offer or a Compulsory Acquisition or a Subsequent Acquisition Transaction were consummated, would reasonably be expected to have, a Material Adverse Effect on Viceroy.

  (e)
  There shall not exist any prohibition at Law against Yamana making or maintaining the Offer or taking up and paying for Viceroy Shares deposited under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction.

  (f)
  Viceroy will have deferred the Separation Time (as defined in the Viceroy Rights Plan) in respect of the Offer and shall have continued to defer separation of the rights with respect to the Offer.

  (g)
  (i)  All representations and warranties of Viceroy in the Support Agreement qualified as to materiality shall be true and correct and those not so qualified, if not true and correct, shall not have a Material Adverse Effect on Viceroy, in each case, as of the date of the Support Agreement and as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date which shall remain true and correct in all material respects or in all respects, as appropriate, as of that date);

    (ii)
    any failure by Viceroy and its subsidiaries to perform covenants to be performed by it or them under the Support Agreement shall not have had a Material Adverse Effect on Viceroy; and

    (iii)
    the Support Agreement shall not have been terminated and shall remain in full force and effect.

        The foregoing conditions are for the exclusive benefit of the Offeror. Each of the foregoing conditions is independent of and in addition to each other.

        The Offeror may, in its sole discretion, waive any of the foregoing conditions, in whole or in part, at any time and from time to time on or before the Expiry Time, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right will be deemed to be an ongoing right which may be asserted at any time and from time to time. The Offeror reserves the right to withdraw the Offer on or prior to the Expiry Time if any condition to the Offer remains unsatisfied or has not been waived.

        Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its office in Toronto, Ontario. The Offeror, forthwith after giving any such notice, will make a public announcement of such waiver or withdrawal, will cause the Depositary, if required by Law, as soon as practicable thereafter to notify Shareholders in the manner set forth below in Section 11 of this Offer, "Notice and Delivery" and will provide a copy of such notice to the TSX. Any notice of waiver will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its office in Toronto, Ontario. In the event of any waiver, all Viceroy Shares deposited previously and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms of the Offer. If the Offer is withdrawn, the Offeror will not be obligated to take-up or pay for any Viceroy Shares deposited under the Offer and the Depositary will promptly return all Viceroy Shares to the parties by whom they were deposited in acceptance of the Offer. See Section 9 of this Offer, "Return of Viceroy Shares".

3.     Take-Up and Payment for Deposited Viceroy Shares

        The take-up and payment for Viceroy Shares tendered or deposited pursuant to the Offer is subject to the irrevocable and unqualified provision that no Viceroy Shares will be taken up and paid for pursuant to the Offer (a) prior to the Expiry Time; and (b) unless at such time all conditions of the Offer shall have been fulfilled or waived as described above. Subject to the foregoing, if all of the conditions referred to above in Section 2 of this Offer, "Conditions of the Offer" have been fulfilled or, where permitted, waived at or prior to the Expiry Time, the Offeror will become obligated to take up the Viceroy Shares validly deposited under the Offer and not validly withdrawn, promptly following the Expiry Time, but in any event not later than ten days after the Expiry Date. The Offeror will pay for the Viceroy Shares so taken up promptly, but in any event not later than the earlier of (a) the tenth day after the Expiry Time and (b) three business days after taking up such Viceroy Shares. Any Viceroy Shares deposited under the Offer after the first date on which Viceroy Shares have been taken up by the Offeror but before the Expiry Date will be taken up and paid for promptly, and in any event within ten days of that deposit.

        Subject to applicable Law, the Offeror expressly reserves the right in its sole discretion to delay or otherwise refrain from taking up and paying for any Viceroy Shares or to terminate the Offer and not take up or pay for any Viceroy Shares if any condition specified in Section 2 of this Offer, "Conditions of the Offer" is not satisfied or, where permitted, waived by the Offeror by giving written notice thereof, or other communication confirmed in writing, to the Depositary at its office in Toronto, Ontario. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Viceroy Shares in order to comply, in whole or in part, with any applicable approvals or consents of any Governmental Entity. The Offeror will not, however, take-up and pay for any Viceroy Shares deposited under the Offer unless it simultaneously takes up and pays for all Viceroy Shares then validly deposited under the Offer and not validly withdrawn.

        The Offeror will be deemed to have taken up and accepted for payment Viceroy Shares validly deposited and not validly withdrawn under the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary at its office in Toronto, Ontario to that effect. The

Offeror expressly reserves the right, at its discretion, to delay or otherwise refrain from taking up and paying for any Viceroy Shares or to terminate the Offer and not take up or pay for any Viceroy Shares pursuant to the Offer if any condition specified under "Conditions of the Offer" in Section 2 of the Offer is not satisfied or waived, by giving written notice thereof or other communication confirmed in writing to the Depositary at its office in Toronto, Ontario.

        The Offeror will pay for Viceroy Shares validly deposited under the Offer and not withdrawn by providing the Depositary with the Offered Consideration in the form of sufficient certificates for Yamana Shares for transmittal to Persons who have deposited Viceroy Shares under the Offer. Under no circumstances will interest accrue or be paid on the Offered Consideration by the Offeror or the Depositary to such Persons, regardless of any delay in making such payment.

        The Depositary will act as the agent of the Persons who have deposited Viceroy Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such Persons. Receipt of the share certificates representing the Offered Consideration by the Depositary will be deemed to constitute receipt of payment by Persons depositing Viceroy Shares.

        Settlement with each Shareholder who has deposited and not validly withdrawn Viceroy Shares under the Offer will be made by the Depositary forwarding a certificate for the Yamana Shares to which such Shareholder is entitled under the Offer. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the certificates will be issued in the name of the registered Shareholder of the Viceroy Shares so deposited. Unless the Person depositing the Viceroy Shares instructs the Depositary to hold the certificate representing the Yamana Shares for pick-up by checking the appropriate box in the Letter of Transmittal, the certificate, will be forwarded by first class insured mail to such Person at the address specified in the Letter of Transmittal. If no such address is specified, the certificate will be sent to the address of the Shareholder as shown on the securities register maintained by or on behalf of Viceroy. Certificates mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

        Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Viceroy Shares directly with the Depositary or if they make use of the services of a member of a Soliciting Dealer Group, if any, to accept the Offer.

4.     Time for Acceptance

        The Offer is open for acceptance, unless accelerated, extended or withdrawn at the sole discretion of the Offeror, until midnight (24h00) (Toronto time), on October 13, 2006 (see Section 6 of this Offer, "Extensions, Variations and Changes to the Offer"). Subject to applicable laws, at the Expiry Time, the Offeror will make a public announcement whether the conditions of the Offer have been satisfied or waived. No Viceroy Shares will be taken up and paid for pursuant to the Offer prior to the Expiry Time.

5.     Manner of Acceptance

Letter of Transmittal

        The Offer may be accepted by Shareholders by depositing the following documents with the Depositary at any of the offices specified in the Letter of Transmittal before the Expiry Time:

  (a)
  the certificate or certificates representing the Viceroy Shares in respect of which the Offer is being accepted;

  (b)
  a properly completed and duly signed copy of the Letter of Transmittal (or a manually signed facsimile copy), with the signature or signatures guaranteed in accordance with the instructions set out in the Letter of Transmittal; and

  (c)
  any other relevant document required by the instructions set forth on the Letter of Transmittal.

        Participants in CDS or DTC should contact the Depositary with respect to the deposit of their Viceroy Shares under the Offer. CDS and DTC will be issuing instructions to their participants as to the method of depositing such Viceroy Shares under the Offer. No fee or commission will be payable by Shareholders who deposit their Viceroy Shares pursuant to the Offer directly to the Depositary or who make use of the facilities of a member of a Soliciting Dealer Group, if any, to accept the Offer.

        The Offer will be deemed to be accepted only if the Depositary actually has received these documents at or before the Expiry Time at one of the addresses for the Depositary indicated on the Letter of Transmittal.

        Shareholders who cannot comply on a timely basis with these procedures for deposit of the requisite certificates for Viceroy Shares may deposit certificates representing Viceroy Shares pursuant to the procedure for guaranteed delivery described below before the Expiry Time.

Signature Guarantees

        No signature guarantee is required on the Letter of Transmittal if:

  (a)
  the Letter of Transmittal is signed by the registered owner of the Viceroy Shares exactly as the name of the registered holder appears on the Viceroy Share certificate deposited therewith, and the certificates for Yamana Shares issuable under the Offer, are to be delivered directly to such registered holder; or

  (b)
  Viceroy Shares are deposited for the account of an Eligible Institution.

        In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Viceroy Shares is registered in the name of a person other than the signatory of a Letter of Transmittal or if the certificates for the Yamana Shares issuable are to be delivered to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

Method of Delivery

        The method of delivery of Viceroy Shares and all other required documents is at the option and risk of the depositing Shareholder. If certificates for Viceroy Shares are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended, and it is suggested that the mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary on or prior to such time. Delivery will only be effective upon actual receipt of certificates for such Viceroy Shares by the Depositary.

        A Shareholder who wishes to deposit Viceroy Shares under the Offer and whose certificate is registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Viceroy Shares under the Offer.

Procedure for Guaranteed Delivery

        If a Shareholder wishes to accept the Offer and either (i) the certificates representing such Shareholder's Viceroy Shares are not immediately available or (ii) such Shareholder cannot deliver the certificates and Letter of Transmittal to the Depositary before the Expiry Time, those Viceroy Shares may nevertheless be deposited under the Offer, provided that all of the following conditions are met:

  (a)
  such deposit is made only at the principal office of the Depositary in Toronto, Ontario by or through an Eligible Institution;

  (b)
  a properly completed and duly executed Notice of Guaranteed Delivery (or a manually signed facsimile), including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its principal office in Toronto, Ontario at or before the Expiry Time; and

  (c)
  the certificate or certificates representing the deposited Viceroy Shares, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) and all other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary by 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

        The Notice of Guaranteed Delivery may be delivered by hand, transmitted by electronic facsimile or mailed to the Depositary only at its principal office in Toronto, Ontario and must include a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Acceptance by Book-Entry Transfer

        Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS or DTC, provided that a Book-Entry Confirmation is received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time. The Depositary has established an account at both CDS and DTC for the purpose of the Offer. Any financial institution that is a participant in CDS or DTC may cause CDS or DTC, as the case may be, to make a book-entry transfer of a Shareholder's Viceroy Shares into the Depositary's account in accordance with CDS or DTC, as the case may be, procedures for such transfer. Delivery of Viceroy Shares to the Depositary by means of a book-based transfer will constitute a valid tender under the Offer.

        Shareholders, through their respective CDS or DTC participants, who accept the Offer through a book-based transfer of their holdings into the Depositary's account with CDS or DTC shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

Determination of Validity

        All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for exchange of any deposit of Viceroy Shares will be determined by the Offeror in its sole discretion, which determination will be final and binding on all parties. The Offeror reserves the absolute right to reject any and all deposits of Viceroy Shares determined by it not to be in proper form, or the issue of Yamana Shares in respect of which may, in the opinion of the Offeror's counsel, be unlawful. The Offeror also reserves the absolute right to waive (i) any of the conditions of the Offer, or (ii) any defect or irregularity in any deposit of Viceroy Shares. No deposit of Viceroy Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Offeror, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding on all parties. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.

        Under no circumstances will any amount be paid by the Offeror or the Depositary by reason of any delay in exchanging any Viceroy Shares or in making payments for Viceroy Shares or in lieu of fractional Yamana Shares to any person on account of Viceroy Shares accepted for exchange or payment pursuant to the Offer.

Dividends and Distributions

        Except as provided below, subject to the terms and conditions of the Offer, including in particular Section 7 of this Offer, "Changes in Capitalization of Viceroy; Liens", and subject, in particular, to Viceroy Shares being validly withdrawn by or on behalf of a depositing Shareholder, by accepting the Offer pursuant to the procedures set forth above, a Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Viceroy Shares covered by the Letter of Transmittal delivered to the Depositary (the "Deposited Shares") and in and to all rights and benefits arising from such Deposited Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, "Distributions").

Power of Attorney

        An executed Letter of Transmittal (or, in the case of shares deposited by book-entry transfer by the making of a book-entry transfer) irrevocably constitutes and appoints, effective on and after the date that the Offeror takes up and pays for the Deposited Shares covered by the Letter of Transmittal or book-entry transfer (which shares upon being taken up and paid for are, together with any Distributions thereon, hereinafter referred to as the "Purchased Securities"), certain officers of the Offeror and any other person designated by the Offeror in writing (each an "Appointee") as the true and lawful agents, attorneys and attorneys-in-fact and proxies, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), of the depositing Shareholder with respect to the Purchased Securities. The Letter of Transmittal or the making of a book-entry transfer authorizes an Appointee, in the name and on behalf of such Shareholder (a) to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by or on behalf of Viceroy; (b) for so long as any Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent, and to designate in such instrument, authorization or consent any person or persons as the proxy of such Shareholder in respect of the Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise or any adjournment thereof, including without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Viceroy; (c) to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, such Shareholder; and (d) to exercise any other rights of a holder of Purchased Securities.

        A Shareholder accepting the Offer under the terms of the Letter of Transmittal revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Shares or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Shares are not taken up and paid for under the Offer. A Shareholder accepting the Offer also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Viceroy and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Securities, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney-in-fact or attorney) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

Further Assurances

        A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror. Each authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

Formation of Agreement

        The acceptance of the Offer pursuant to the procedures set forth above constitutes a binding agreement between a depositing Shareholder and the Offeror, effective immediately following the Offeror taking up Viceroy Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer. The agreement includes a representation and warranty by the depositing Shareholder that (i) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made owns the Deposited Shares and has full power and authority to deposit, sell, assign and transfer the Deposited Shares and any Distributions being deposited to the Offer, (ii) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other person, (iii) the deposit of the Deposited Shares and Distributions complies with applicable Laws, and (iv) when the Deposited Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

6.     Extensions, Variations and Changes to the Offer

        The Offer will be open for acceptance at the places of deposit specified in the Letter of Transmittal until the Expiry Time, unless the Offer is accelerated, extended or withdrawn by the Offeror.

        The Offeror may, at any time and from time to time while the Offer is open for acceptance, vary the terms of the Offer (other than those stated to be irrevocable and unqualified) or accelerate or extend the Expiry Time by giving notice in writing to the Depositary at its office in Toronto, Ontario. Also, if at any time before the Expiry Time, or at any time after the Expiry Time, but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in this Offer and Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror, unless it is a change in a material fact relating to the Yamana Shares), the Offeror will give written notice of such change to the Depositary at its office in Toronto, Ontario. Upon the giving of such notice to the Depositary, the Expiry Time or withdrawal rights, as applicable, will be deemed to be extended to the date specified in such notice or as required by applicable Law, or in the case of a variation, the Offer will be deemed to be varied in the manner described in such notice, as the case may be. The Offeror will, as soon as practicable after giving any such notice to the Depositary, publicly announce the extension, variation or change and, if required by applicable Law, cause the Depositary to mail a copy of any such notice to Shareholders as required by applicable securities legislation at their respective addresses appearing in the share register of Viceroy. In addition, the Offeror will provide a copy of such notice to the TSX and the applicable regulatory authorities. Any notice of extension, variation or change will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Depositary at its office in Toronto, Ontario. During any extension of the Offer, all Viceroy Shares previously deposited and not withdrawn will remain subject to the Offer and to the right of Shareholders to withdraw such shares and, subject to applicable Laws, may be accepted for purchase by the Offeror in accordance with the terms of the Offer.

        An extension of the Expiry Time will not, in and of itself, constitute a waiver by the Offeror of any of its rights under Section 2 of this Offer, "Conditions of the Offer".

        Under applicable Canadian provincial securities Laws, if there is a variation in the terms of the Offer, the period during which Viceroy Shares may be deposited under the Offer will not expire before ten days after the notice of variation has been delivered. Accordingly, if prior to the Expiry Time the Offeror reduces the percentage of Viceroy Shares being sought, increases or decreases the consideration offered pursuant to the Offer or increases or decreases a dealer's soliciting fee, and if the Offer is scheduled to expire at any time earlier than the tenth day from the date that notice of such increase or decrease is first published, sent or given to Shareholders, the Offer will be extended at least until the expiration of such tenth day. The requirement to extend the Offer will not apply to the extent that the number of days remaining between the occurrence of the change and the then-scheduled Expiry Time equals or exceeds the minimum extension period that would be required because of such amendment.

        If, before the Expiry Time, the Offeror in its sole discretion elects to increase the Offered Consideration, such increase will be applicable to all holders whose Viceroy Shares are taken up under the Offer.

7.     Changes in Capitalization of Viceroy; Liens

        If, on or after the date of the Offer, Viceroy should divide, combine, reclassify, consolidate, convert or otherwise change any of the Viceroy Shares or its capitalization, or should disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 2 of this Offer, "Conditions of the Offer," make such adjustments as it deems appropriate to reflect such division, combination, reclassification, consolidation, conversion or other change in the Offered Consideration or other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the consideration payable therefor). See Section 6 of the Offer, "Extensions, Variations and Changes to the Offer".

        Viceroy Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Viceroy Shares, whether or not separated from the Viceroy Shares, but subject to any Viceroy Shares being validly withdrawn by or on behalf of a depositing Shareholder.

        If, on or after the date of the Offer, Viceroy should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Viceroy Shares, which is or are payable or distributable to Shareholders of record on a date prior to the transfer into the name of the Offeror or its nominees or transferees on the securities register maintained by or on behalf of Viceroy in respect of the Viceroy Shares, then the whole of any such dividend, distribution, payment, right or other interest will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to any such dividend, distribution, payment, right or other interest and may withhold the entire amount of share consideration payable by the Offeror pursuant to the Offer or deduct from the number of Yamana Shares payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion. The declaration or payment of any such dividend or distribution may have tax consequences not discussed in Section 21 of the Circular, "Certain Canadian Federal Income Tax Considerations", and Section 22 of the Circular, "Certain United States Federal Income Tax Considerations".

8.     Right to Withdraw Deposited Viceroy Shares

        Except as otherwise provided in this Section 8, all deposits of Viceroy Shares to the Offer will be irrevocable. Unless otherwise required or permitted by applicable Laws, any Viceroy Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

  (a)
  at any time when the Viceroy Shares have not been taken up by the Offeror pursuant to the Offer;

  (b)
  if the Viceroy Shares have not been paid for by the Offeror within three business days after having been taken-up; or

  (c)
  at any time before the expiration of ten days from the date upon which either:

  (i)
  a notice of change relating to a change in the information contained in the Offer, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror unless it is a change in a material fact relating to the Yamana Shares), in the event that such change occurs at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

  (ii)
  a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Viceroy Shares where the Expiry Time is not extended for more than 10 days), is mailed, delivered, or otherwise properly communicated, but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such Deposited Shares have not been taken up by the Offeror at the date of the notice.

        For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received in a timely manner by the Depositary at the place of deposit of the relevant Viceroy Shares. Any such notice of withdrawal must, (i) be made by a method, including a manually signed facsimile transmission, that provides the

Depositary, as applicable, with a written or printed copy; (ii) be signed by or on behalf of the person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery) that accompanied the Viceroy Shares to be withdrawn, and (iii) specify the number of Viceroy Shares to be withdrawn, the name of the registered holder and the certificate number shown on the share certificate(s) representing each Viceroy Share to be withdrawn. No signature guarantee is required on a notice of withdrawal if the notice of withdrawal is signed by the registered holder of the Viceroy Shares exactly as the name of the registered holder appears on the certificate representing Viceroy Shares deposited with the Letter of Transmittal or if the Viceroy Shares were deposited for the account of an Eligible Institution. In all other cases, the signature on a notice of withdrawal must be guaranteed by an Eligible Institution. The withdrawal will take effect upon actual receipt by the Depositary of the properly completed notice of withdrawal. A withdrawal of Viceroy Shares deposited pursuant to the Offer can only be accomplished in accordance with the foregoing procedure. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written or facsimile notice of withdrawal.

        Alternatively, if Viceroy Shares have been deposited pursuant to the procedures for book-entry transfer, as set forth in Section 5 of this Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer", any notice of withdrawal must specify the name and number of the account at CDS or DTC, as the case may be, to be credited with the withdrawn Viceroy Shares and otherwise comply with the procedures of CDS or DTC, as the case may be.

        All questions as to form and validity (including, without limitation, time of receipt) of notices of withdrawal will be determined by the Offeror in its sole discretion and such determination will be final and binding. There will be no duty or obligation on the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal, and no liability will be incurred by any of them for failure to give such notice.

        Withdrawals may not be rescinded and any Viceroy Shares properly withdrawn will thereafter be deemed not validly deposited for the purposes of the Offer. However, withdrawn Viceroy Shares may be re-deposited at any subsequent time prior to the Expiry Time by again following any of the procedures described in Section 5 of this Offer, "Manner of Acceptance".

        If the Offeror extends the period of time during which the Offer is open, is delayed in taking-up or paying for or exchanging the Viceroy Shares or is unable to take-up or pay for or exchange Viceroy Shares for any reason, then, without prejudice to the Offeror's other rights under the Offer, the Depositary may, subject to applicable Laws, retain on behalf of the Offeror all Deposited Shares and Distributions, and such Viceroy Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section or pursuant to applicable Laws.

9.     Return of Viceroy Shares

        If any deposited Viceroy Shares are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Viceroy Shares than are deposited, certificates for unpurchased Viceroy Shares will be returned to the depositing Shareholder as soon as is practicable following the termination or withdrawal of the Offer by either (i) sending new certificates representing Viceroy Shares not purchased or by returning the deposited certificates (and other relevant documents) or (ii) in the case of Viceroy Shares deposited by book-entry transfer of such Viceroy Shares pursuant to the procedures set forth in Section 5 of this Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer", such Viceroy Shares will be credited to the depositing Shareholder's account maintained with CDS or DTC, as the case may be. Certificates (and other relevant documents) will be forwarded by first-class mail in the name of and to the address specified by the Shareholder in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by Viceroy or its transfer agent, as soon as practicable after the termination of the Offer.

10.   Mail Service Interruption

        Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery share certificates and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. A person entitled to share certificates and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the Viceroy Shares were delivered, upon application to the Depositary, until such time as the Offeror has determined that delivery by mail will no longer be delayed. Notwithstanding Section 11 of this Offer, "Notice and Delivery", the deposit of share certificates and any other relevant documents with the Depositary in such circumstance will constitute delivery to the persons entitled thereto and the Viceroy Shares will be deemed to have been paid for immediately upon such deposit. Notice of any determination regarding mail service delay or interruption made by the Offeror will be given in accordance with Section 11 of this Offer, "Notice and Delivery".

11.   Notice and Delivery

        Without limiting any other lawful means of giving notice, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given to Shareholders if it is mailed by prepaid, first class mail to the registered holders of such securities at their respective addresses appearing in the appropriate registers maintained by Viceroy and will be deemed, unless otherwise specified by applicable Laws, to have been received on the first business day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail service in Canada or the United States following mailing. In the event of any interruption of mail service in Canada or the United States, the Offeror intends to make reasonable efforts to disseminate the notice by other means such as publication. In the event that post offices are not open for the deposit of mail, or there is reason to believe that there is or could be a disruption in all or any part of the postal service, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if (i) it is given to the TSX or the AMEX for dissemination through its facilities, (ii) if it is published once in the National Edition of The Globe and Mail or the National Post, and in daily newspapers of general circulation in each of the French and English languages in Montreal, Quebec, together with either the New York Times or Wall Street Journal or (iii) it is given to the Canada News Wire Service and the Dow Jones News Service for dissemination through its facilities.

        Unless post offices are not open for the deposit of mail, the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be mailed to registered Shareholders. In addition, the Offeror will use its reasonable efforts to furnish such documents to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the security holder list, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmission to beneficial owners of Viceroy Shares when such list or listing is received. Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been received at one of the offices of the Depositary specified in the Letter of Transmittal.

        Wherever the Offer calls for documents to be delivered to the Depositary, those documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary in the Letter of Transmittal or at the address of the Depositary in Toronto, Ontario listed in the Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, those documents will not be considered delivered unless and until they have been physically received at the particular office at the address listed in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

12.   Market Purchases

        Neither the Offeror nor its affiliates will bid for or make purchases of Viceroy Shares during the Offer other than Viceroy Shares deposited to the Offer.

        Although the Offeror has no current intention to do so, subject to compliance with applicable securities Laws, the Offeror reserves the right to make or enter into an arrangement, commitment or understanding prior to the Expiry Time to sell after the Expiry Time any Viceroy Shares taken-up and paid for under the Offer.

13.   Other Terms of the Offer

        No broker, dealer or other Person has been authorized to give any information or to make any representation or warranty on behalf of the Offeror other than as contained in the Offer and Circular and, if any such information, representation or warranty is given or made, it must not be relied upon as having been authorized.

        The provisions of the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offer.

        The Offeror reserves the right to transfer or assign to one or more of its affiliates the right to purchase all or any portion of the Viceroy Shares deposited pursuant to the Offer. Any such transfer will not relieve the Offeror of its obligations under the Offer and will not prejudice the rights of Shareholders depositing Viceroy Shares to receive payment for Viceroy Shares validly deposited and taken up pursuant to the Offer.

        The Offer and all contracts resulting from the acceptance thereof will be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein. Each party to a contract resulting from an acceptance of the Offer unconditionally and irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

        In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the Laws of such jurisdiction.

        This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of Viceroy Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

        The Offer, together with the documents forming part of the Offer, constitute the take-over bid circular required under applicable Canadian provincial securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer. The Offeror, in its sole discretion, shall be entitled to make a final and binding determination on all questions relating to the Offer, the Circular, the Letters of Transmittal, the Notices of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of the withdrawal of any Viceroy Shares.

Dated: September 6, 2006

YAMANA GOLD INC.

(Signed) PETER MARRONE
President and Chief Executive Officer

CIRCULAR

        This Circular, dated as of September 6, 2006, is supplied by Yamana Gold Inc. ("Yamana" or the "Offeror") with respect to the accompanying Offer. The terms and provisions of the Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular and Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights. Annex A (Pro Forma Consolidated Financial Statements) and Annex B (Certain Information Regarding the Directors and Executive Officers of Yamana) also form part of this Circular. Capitalized words and terms used in this Circular but not defined herein will have the meanings given to them above under the heading "Glossary" immediately preceding the "Summary of the Offer" section of this Offer and Circular.

1.     Yamana

Overview

        Yamana is a leading intermediate gold producer engaged in the acquisition, exploration, development and operation of mineral properties in Brazil and Central America.

        In August 2003, Yamana acquired the São Francisco, São Vicente and Fazenda Nova/Lavrinha properties and the Chapada copper-gold project in Brazil from Santa Elina Mines Corporation and the Fazenda Brasileiro gold mine in Brazil from Companhia Vale do Rio Doce. On April 5, 2006, through its acquisition of DSM, Yamana acquired another producing gold mine, the Jacobina mine in Brazil. In addition, Yamana acquired the Morro do Vento, Morro do Vento extension and Canaveiras projects and exploration projects, each located in the Bahia goldbelt in Brazil. Through these acquisitions, Yamana has become a significant gold producer in Brazil and one of Brazil's largest gold exploration landholders.

        In February 2006, Yamana established its presence in Central America through its acquisition of RNC, its producing gold mine, San Andrés in Honduras, and its exploration concessions in Nicaragua.

        Although Yamana's principal product is gold with gold production forming a significant part of revenues, Yamana expects to begin producing copper in 2006, which is expected to add to the revenues and cash flow generated from its gold production.

        Yamana is a reporting issuer in each of the provinces of Canada. The Yamana Shares are listed on the TSX, AMEX and AIM and trade under the symbols "YRI", "AUY" and YAU", respectively.

Authorized and Outstanding Share Capital and Significant Shareholders

        Yamana is authorized to issue an unlimited number of Yamana Shares and an unlimited number of preferred shares, issuable in series. As at August 16, 2006, there were 293,200,200 Yamana Shares outstanding. In addition, as at August 16, 2006, Yamana had a further 29,368,680 Yamana Shares issuable upon outstanding options and warrants of Yamana and therefore had 322,568,880 Yamana Shares outstanding on a fully diluted basis.

        Yamana Shares carry the right to one vote per share. The Yamana Shares rank equally, including in respect of dividends and the right to receive the remaining property of Yamana upon dissolution. The holders of Yamana Shares are entitled to such dividends as may be declared by the board of directors in its discretion out of funds legally available therefor.

Pro Forma Share Capital on Completion of the Offer

        Based on the number of Viceroy Shares outstanding as of August 16, 2006 and assuming that all Viceroy Shares are tendered to the Offer and taken up by Yamana, Yamana will issue approximately an additional 51,413,138 Yamana Shares under the Offer and will have a total of approximately 344,613,338 Yamana Shares outstanding.

Price Range and Trading Volumes of Yamana Shares

        The Yamana Shares are listed and posted for trading on the TSX under the trading symbol "YRI", on the AMEX under the trading symbol "AUY" and on the AIM under the trading symbol "YAU". The following tables set forth, for the periods indicated, the reported high and low sale prices and the aggregate volume of trading of the Yamana Shares on the TSX, AMEX and AIM:

Yamana Shares

Quarterly Price Range and Trading Volumes

	TSX			AMEX			AIM
	High (C$)	Low (C$)	Volume (#)	High (US$)	Low (US$)	Volume (#)	High (£)	Low (£)	Volume (#)
2004
July – September	3.40	2.60	21,029,500	2.65	1.92	10,384,000	1.40	1.08	33,652
October – December	3.94	3.05	31,983,600	3.30	2.51	16,665,100	1.75	1.30	55,481
2005
January – March	4.55	3.33	46,304,800	3.78	2.67	24,227,700	1.97	1.42	85,771
April – June	4.89	3.37	34,661,200	3.95	2.68	17,791,800	2.08	1.45	30,719
July – September	5.60	4.35	43,340,000	4.70	3.52	30,119,800	2.51	2.02	64,202
October – December	7.88	4.30	57,720,300	6.73	3.65	60,559,400	3.90	2.10	260,898
2006
January – March	11.34	7.71	149,661,500	9.75	6.60	100,577,100	5.55	3.76	237,442
April – June	13.70	8.65	194,238,900	12.42	7.79	142,437,300	6.70	4.20	254,636
July – August	12.75	10.02	90,353,300	11.38	8.75	93,411,100	595.00	470.00	85,490

Note: Source for data in table is TSX Market Data and Yahoo! FinanceTM.

        Yamana announced that it had agreed to make the Offer after the close of trading on August 16, 2006. On August 16, 2006, the closing price of the Yamana Shares on the TSX was C$11.20, on the AMEX was US$10.05 and on the AIM was £5.33. The volume-weighted average trading price of the Yamana Shares on the TSX for the 20 trading days ending on August 16, 2006 was C$11.54.

        On September 5, 2006, the closing price of the Yamana Shares on the TSX was C$12.06, on the AMEX was US$10.86, and on AIM was £5.62.

Yamana Documents Incorporated by Reference and Further Information

        Further information with respect to Yamana is set forth in Annex A (Pro Forma Consolidated Financial Statements) which is incorporated into and forms part of this Circular. The following documents of Yamana, copies of which can be found at www.sedar.com, are specifically incorporated by reference into this Circular:

  (a)
  the renewal annual information form of Yamana for the fiscal year ended December 31, 2005 dated as of March 20, 2006;

  (b)
  the audited annual consolidated financial statements of Yamana as at December 31, 2005 and December 31, 2004 and for the year ended December 31, 2005, the ten-month period ended December 31, 2004, and the year ended February 29, 2004 together with the auditors' report thereon and the notes thereto;

  (c)
  the management's discussion and analysis of operations and financial condition of Yamana for the financial year ended December 31, 2005;

  (d)
  the unaudited interim consolidated financial statements of Yamana as at, and for the six month period ended, June 30, 2006 together with the notes thereto;

  (e)
  the management's discussion and analysis of operations and financial condition of Yamana for the six months ended June 30, 2006;

  (f)
  the business acquisition report of Yamana prepared in connection with the acquisition of RNC, consisting of the management information circular of RNC dated as of December 31, 2005, other than Exhibit "A" and Exhibit "B" thereto;

  (g)
  the business acquisition report of Yamana prepared in connection with the acquisition of DSM, consisting of the management information circular of DSM dated as of March 1, 2006, other than Exhibit "A" and Exhibit "B" thereto;

  (h)
  the audited consolidated financial statements of DSM as at December 31, 2005 and December 31, 2004 and for the twelve-month period ended December 31, 2005, the 16-month period ended December 31, 2004 and the twelve-month period ended August 31, 2003, together with the auditors' report thereon and the notes thereto;

  (i)
  the unaudited interim consolidated financial statements of DSM as at, and for the three-month period ended, March 31, 2006, and the notes thereto;

  (j)
  the management information circular of Yamana dated as of March 20, 2006 prepared in connection with the annual and special meeting of shareholders of Yamana to be held on May 2, 2006;

  (k)
  the material change report of Yamana dated February 28, 2006 relating to the announcement of the proposed acquisition of DSM;

  (l)
  the sections entitled "Narrative Description of the Business — Mineral Properties" and "General Development of the Business — Trends" in the renewal annual information form of DSM dated as of March 20, 2006 for the financial year ended December 31, 2005;

  (m)
  the material change report of Yamana dated April 10, 2006 relating to the completion of the acquisition of DSM;

  (n)
  the material change report of Yamana dated April 20, 2006 relating to the announcement of the short form prospectus offering of 17.4 million Yamana Shares for gross proceeds of C$200.1 million;

  (o)
  the material change report of Yamana dated April 20, 2006 relating to the execution by Yamana of an agreement with Amulet Limited, an investment fund advised by Amaranth Advisors (Canada) ULC, with respect to the early repayment of its US$100 million senior secured note facility;

  (p)
  the material change report of Yamana dated May 31, 2006 relating to the sale by Yamana of the La Libertad gold mine and its 60% interest in the Cerro Quema gold deposit; and

  (q)
  the material change report of Yamana dated August 25, 2006 regarding the announcement by Yamana of the Offer.

        Any documents of Yamana of the type referred to above and any material change reports (excluding confidential material change reports) filed by Yamana with a securities regulatory authority in Canada on or after the date of this Offer and Circular and prior to the Expiry Time, will be deemed to be incorporated by reference into this Circular.

        Information contained in or otherwise accessed through Yamana's website, www.yamana.com, or any other website does not form part of this Offer and Circular. All such references to Yamana's website, or any other website, are inactive textual references only.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular or in any subsequently filed document that also is or is deemed to be incorporated herein by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

        Information has been incorporated by reference in this Circular from documents filed with the securities regulatory authority in each of the provinces of Canada. Copies of the documents incorporated by reference in the Circular regarding Yamana may be obtained on request without charge from the General Counsel of Yamana at

Yamana Gold Inc., Suite 1102, 150 York Street, Toronto, Ontario, M5H 3S5 or by telephone at (416) 815-0220. For purpose of the Province of Quebec, the Circular contains information to be completed by consulting the permanent information record, a copy of which permanent information record may be obtained from the General Counsel of Yamana at the abovementioned address and telephone number. Copies of documents incorporated by reference or forming part of the permanent information record may be obtained by accessing the website of the Canadian securities regulatory authorities located at www.sedar.com.

2.     Viceroy Exploration Ltd.

        Except as otherwise indicated, the information concerning Viceroy contained in this Offer and Circular, including information incorporated herein by reference, has been taken from or is based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Viceroy has reviewed this Offer and Circular and confirmed the accuracy and completeness of the information in respect of Viceroy herein.

Overview

        Viceroy is a development stage mineral exploration company engaged in the identification, evaluation, acquisition and exploration of mineral properties with the potential to host gold and silver. Viceroy's focus has been the exploration and advancement of its mineral properties in Argentina, with particular emphasis on its most advanced property, the 100% held Gualcamayo gold property in San Juan Province, Argentina. In addition, the Company has four other properties, which consist of the Salamanca property located north of the Gualcamayo Property on the border between San Juan and La Rioja Provinces of Argentina, the Las Flechas property, the Evelina property and the La Brea/Las Carachas property all of which are located in the high Andes in northwest San Juan Province.

        The Viceroy Shares are listed on the TSX and AMEX and trade under the symbols "VYE" and "XVE", respectively.

New Mineral Resource Estimate

        On September 6, 2006, Viceroy announced a new mineral resource estimate for the Gualcamayo project. This new estimate demonstrates continued expansion of the Gualcamayo project since the last announced estimation of November 2004 and has increased the measured and indicated mineral resource at the project.

        The updated resource estimates shown in the tables below comply with National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") guidelines. The updated resource calculations for the QDD zone have been prepared by Geosim Services Inc. under the direction of Ronald G. Simpson, P. Geo, an independent "qualified person" for the purposes of NI 43-101. A report under NI 43-101 disclosing these updated QDD resources is being prepared by Geosim Services Inc. and will be filed by Viceroy under its profile on SEDAR as soon as practicable but in any event no later than three business days prior to the Expiry Date. Mr. Simpson has reviewed and confirmed the accuracy of the disclosure of the updated resource calculations for the QDD zone contained in this Offer and Circular. Technical information in this section of the Offer and Circular that does not relate to the updated resource calculations for the QDD zone has been reviewed and approved by Mr. Rick Diment, P. Geo., who is Viceroy's non-independent qualified person as defined under NI 43-101.

        The following tables summarize the updated mineral resource estimates.

0.5 g/t Au Cutoff

Zone	Resource Category	Tonnes (000)	Au (g/t)	Contained oz Au (000)
Quebrada del Diablo	Measured	5,264	1.28	217
(2006)	Indicated	55,421	0.95	1,700
	Measured + Indicated	60,685	0.98	1,916
	Inferred	12,513	1.25	504
Amelia Inés & Magdalena	Measured	203	3.12	20
(2004)	Indicated	1,910	2.79	171
	Measured + Indicated	2,114	2.82	192
	Inferred	2,909	1.88	176

0.3 g/t Au Cutoff

Zone	Resource Category	Tonnes (000)	Au (g/t)	Contained oz Au (000)
Quebrada del Diablo	Measured	6,720	1.09	236
(2006)	Indicated	67,251	0.86	1,857
	Measured + Indicated	73,971	0.88	2,093
	Inferred	13,856	1.17	523

        Compared to the November 2004 resource estimate, at a cut-off grade of 0.5 g/t Au, the measured and indicated mineral resources for Quebrada del Diablo ("QDD") increased by approximately 56% from 1.24 million ounces of gold to 1.92 million ounces of gold. A portion of the inferred mineral resources at QDD is within the new lower west zone. The portion of the inferred mineral resource within the eastern zone is in an area where drilling has been restricted due to access and where continuous chip sampling returned grades of greater than 2 g/t over 50 m in length.

        The second table shows measured plus indicated mineral resources for QDD containing 2.093 million ounces of gold using a 0.3 g/t Au, which Viceroy believes is the natural open-pit mining cut-off grade for the major portion of the QDD resource. This cut-off grade will be established during the preparation of a feasibility study on the QDD zone being completed by Wardrop Engineering Inc. of Vancouver.

        The updated mineral resource estimate demonstrates that the QDD deposit is a large, well-defined gold deposit that remains open to expansion. Viceroy's recent drilling program has also confirmed the higher grade zones at Ptz. Blanco and Target A. The new resource estimate is consistent with Yamana's expectations of measured and indicated mineral resources at the Gualcamayo project. Yamana based the Offer on its assessment that the QDD deposit along with Amelia Ines and Magdelena would provide a measured and indicated mineral resource supporting a new mineral reserve estimate of at least 2 million ounces. The increased estimate of inferred mineral resources also supports Yamana's view of further underground potential longer term.

Quality Control and Methodology

        The updated resource estimation was constrained by 3-dimensional solid models developed from geological and analytical data. For QDD, block estimation was carried out by ordinary kriging using two metre downhole drill composites and saw-cut channel sample data. The influence of high grade (>7g/t Au) outliers was limited to blocks in which they occurred.

        Additional information relating to the updated resource for the QDD zone is contained in Viceroy's news release and material change report dated September 6, 2006, which is filed on SEDAR at www.sedar.com. Similarly, information regarding Amelia Inés and Magdalena can be found under Viceroy's profile on SEDAR.

Authorized and Outstanding Share Capital

        Viceroy is authorized to issue an unlimited number of common shares and an unlimited number of first and second preferred shares without par value. As at August 16, 2006, 53,003,235 Viceroy Shares and no first or second preferred shares were issued and outstanding. In addition, as at August 16, 2006, Viceroy had 4,243,500 Viceroy Options outstanding exercisable into 4,243,500 Viceroy Shares and 2,290,448 Viceroy Warrants outstanding, which are exercisable into 2,290,448 Viceroy Shares.

        Viceroy Shares have attached thereto the following rights, privileges, restrictions and conditions:

        The holders of Viceroy shares are entitled to one vote per common share at all meetings of shareholders, to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of Viceroy in the event of liquidation, dissolution or winding up of Viceroy. The Viceroy Shares have no pre-emptive, redemption, purchase or conversion rights. There are no sinking fund provisions in relation to the Viceroy Shares and they are not liable to further calls or to assessment by Viceroy. The Articles of Viceroy provide that the rights attached to any issued Viceroy Shares may not be prejudiced or interfered with unless all shareholders holding shares of the class being affected consent in writing or unless a special resolution is passed by a majority of not less than 66 2/3% of the votes cast in person or by proxy by holders of shares of that class.

        The first preferred shares and second preferred shares may be issued in one or more series. The directors of Viceroy may by resolution of the directors before the issue of any series alter Viceroy's Notice of Articles to fix the number of preferred shares in a series and create, attach and define special rights such as payment of dividends and rights of redemption, conversion and retraction. Holders of first preferred shares shall be entitled to one vote in respect of each first preferred share held at general meetings. Holders of second preferred shares shall not be entitled as such to vote at any general meeting of shareholders of Viceroy. Holders of first preferred shares of each series rank on parity with the first preferred shares of every other series and are entitled to preference over the second preferred shares and the Viceroy Shares. Holders of second preferred shares of each series rank on a parity with the second preferred shares of every other series and are entitled to preference over the Viceroy Shares.

        Viceroy currently has no securities that are subject to escrow.

Price Range and Trading Volumes of Viceroy Shares

        The Viceroy Shares are listed and posted for trading on the TSX under the symbol "VYE" and on the AMEX under the trading symbol "XVE". The following tables set forth, for the periods indicated, the reported high and low sale prices and the aggregate volume of trading of the Viceroy Shares on the TSX and AMEX:

Viceroy Shares

Quarterly Price Range and Trading Volumes

	TSX			AMEX
	High (C$)	Low (C$)	Volume (#)	High (US$)	Low (US$)	Volume (#)
2004
July – September	1.80	0.91	6,086,280	—	—	—
October – December	2.69	1.72	7,862,182	—	—	—
2005
January – March	3.20	2.24	5,342,010	—	—	—
April – June	3.45	2.50	7,043,201	—	—	—
July – September	3.75	2.84	4,327,778	—	—	—
October – December	5.20	2.95	8,261,369	—	—	—
2006
January – March	8.95	4.75	20,723,192	—	—	—
April – June	9.60	5.99	12,364,450	7.96	5.50	675,300
July – August	11.11	8.00	18,717,311	10.04	7.05	2,178,600

Note: Source for data in table is TSX Connect and AMEX Online.

        Yamana announced its intention to make the Offer after the close of trading on August 16, 2006 following close of trading. On August 16, 2006, the closing price of the Viceroy Shares on the TSX was C$8.65 and on the AMEX was US$7.70. Based on closing prices, the volume-weighted average trading price of the Viceroy Shares on the TSX for the 20 trading days ending on August 16, 2006 was C$8.81.

        On September 5, 2006, the closing price of the Viceroy Shares on the TSX was C$11.55 and on the AMEX was US$10.41.

Viceroy Documents Incorporated by Reference

        The following documents of Viceroy, which can be found under Viceroy's profile on www.sedar.com, are specifically incorporated by reference into this Circular:

  (a)
  the audited consolidated financial statements of Viceroy and the related notes thereto as at December 31, 2005 and 2004 and for each of the years in the two-year period ended December 31, 2005; and

  (b)
  Viceroy's unaudited comparative interim consolidated financial statements and the related notes thereto as at June 30, 2006 and for the six month period ended June 30, 2006 other than the notice pursuant to Part 4.3(3) of National Instrument 51-102 Continuous Disclosure Obligations.

        Copies of the documents incorporated by reference in the Circular regarding Viceroy may be obtained on request without charge from the Corporate Secretary of Viceroy at Viceroy Exploration Ltd., Suite 301, 700 West Pender, Vancouver, British Columbia, V6C 1G8 or by telephone at (604) 669-4777.

3.     Background to the Offer

        The following is a summary of the meetings, negotiations and discussions between Viceroy and Yamana that preceded the announcement of the Offer and the execution of the Support Agreement.

        In mid-2005, Yamana began to monitor the progress of Viceroy including the results of its exploration efforts in Argentina although no formal or informal discussions took place at that time.

        In mid-October, 2005, a representative of National Bank suggested to Peter Marrone, the President and Chief Executive Officer of Yamana, that Viceroy had indicated an awareness of the progress of Yamana in its development activities in Brazil and suggested that he would be prepared to set up a meeting with Patrick Downey, the President and Chief Executive Officer of Viceroy, and Ronald Netolitzky, the Chairman of Viceroy. Mr. Marrone made arrangements to meet with Viceroy in Vancouver, British Columbia on October 27, 2005. At this meeting, the principals were introduced and each provided an overview of their company's business. Messrs Marrone, Downey and Netolitzky concluded the meeting with the understanding that they would continue to monitor the progress of each company.

        In mid-November 2005, Mr. Marrone and Mr. Downey engaged in a further telephone discussion regarding the assets and businesses of each company and the concept of business combinations. Yamana had previously provided to Viceroy its strategic direction and indicated to Viceroy that part of its business plan was to pursue growth by acquisition to supplement its internal growth.

        Subsequently, further informal discussions regarding a possible business combination took place. A meeting took place between Mr. Marrone and Mr. Downey during the San Francisco Gold Show in November 2005. This meeting resulted in a willingness to plan site visits and exchange information pursuant to a confidentiality agreement.

        Although representatives of Viceroy scheduled site visits to Yamana's principal properties for early December 2005 and representatives of Yamana planned site visits to the Gualcamayo property for mid-December 2005, these site visits did not take place due to the commitments of the representatives of both companies. Both companies indicated a willingness to pursue discussions in the new year.

        Efforts to reschedule site visits occurred in January 2006 although during that period Yamana had begun formal discussions with DSM with respect to a potential business combination. These discussions were proceeding along a similar tract as the discussions with Viceroy, although when discussions regarding rescheduling site visits were initiated, Yamana had already begun due diligence in respect of a proposed acquisition of DSM. DSM had a producing mine in Brazil and Yamana considered the acquisition of DSM at that time to better advance the objectives it had laid out in its strategic plan. Moreover, it would allow Viceroy to continue to explore its property thereby better defining its prospects. Yamana considered that it would prefer to acquire producing mines or near development properties. Messrs. Marrone and Downey indicated a willingness to continue discussions, although no timeframe was given for the recommencement of discussions. At no time was Viceroy advised of the discussions between Yamana and DSM until that transaction was announced on February 22, 2006, at which time Mr. Marrone called Mr. Downey to tell him of that announcement and to express his view that he would continue to be willing to pursue a discussion on a combination between Yamana and Viceroy. While a confidentiality agreement had been entered into as of February 2, 2006, it was agreed that no information would be exchanged under that agreement until sometime after the DSM transaction was completed.

        Yamana completed its acquisition of DSM on April 5, 2006. Thereafter, from time to time management of both Viceroy and Yamana attended the same conferences. Other than overtures to continue informal discussions regarding a possible transaction, no actions or formal discussions took place.

        During 2006, Viceroy also had preliminary discussions with a number of other companies regarding possible transactions.

        Discussions between Mr. Downey and Mr. Marrone regarding a possible transaction between Yamana and Viceroy re-commenced in mid-June, 2006 and Mr. Downey and Mr. Marrone agreed upon new dates for respective site visits.

        In early July 2006, Mr. Marrone contacted Mr. Downey and discussed the merits of a business combination and suggested mutual site visits and the exchange of information under the confidentiality agreement.

        During the week of July 23, 2006, representatives of Viceroy, including Mr. Downey, conducted site visits to the Chapada project and the São Francisco, Fazenda Brasileiro and Jacobina mines and performed a review of certain technical and other information relating to Yamana.

        As part of its initial due diligence review, during the week of July 30, 2006, Yamana representatives and consultants conducted preliminary site visits to the Gualcamayo property and performed a review of certain technical and other information relating to Viceroy. Yamana also arranged a subsequent visit to the Gualcamayo property for certain of its technical personnel on August 8 through August 11, 2006. As of the date hereof, technical personnel from Roscoe Postle Associates Inc. continue to conduct an independent review of the resource estimate for the Gualcamayo property on behalf of Yamana.

        On August 2, 2006, Mr. Marrone and Greg McKnight, the Vice President, Business Development, of Yamana met with Mr. Downey and Mr. Netolitzky in Buenos Aires, Argentina to begin discussions of the terms of the proposed business combination. Yamana indicated that its preference would be to manage the Gualcamayo property with the existing team in Argentina. Preliminary terms of the Offer were presented to Mr. Downey and Mr. Netolitzky and formal discussions with respect to finalization of the terms of the potential business combination continued. No offer of employment or retainer was made to any officers of Viceroy although Mr. Marrone indicated that the Yamana business plan included continuing with the Argentinean operations with both its local and senior management.

        The Viceroy Board of Directors met on several occasions during the first half of August to discuss the potential transaction. At the meeting of the Viceroy Board of Directors held on August 8, 2006, Mr. Downey declared his interest in the possible transaction relating to his status as a director and officer of Viceroy and the overtures made by Yamana relating to the possibility of retaining Mr. Downey following the Offer in a management capacity with Yamana.

        On August 8, 2006, the Viceroy Board of Directors formed the Special Committee to review a possible transaction with Yamana. The Special Committee was empowered to retain legal counsel and financial advisors. On August 8, 2006, the Special Committee retained Canaccord Capital and Genuity Capital Markets as financial advisors for the Special Committee, Viceroy and the Board of Directors and retained Blake, Cassels & Graydon LLP as its legal advisors.

        From August 8, 2006 to August 16, 2006, Mr. Marrone and Mr. Downey, as instructed by the Special Committee, continued to discuss definitive terms of the Offer. All discussions were communicated back to their respective boards and, in the case of Viceroy, also to the Special Committee.

        From August 8, 2006 to August 16, 2006, Viceroy, Yamana and their respective legal advisors, including DuMoulin Black LLP on behalf of Viceroy, Blake, Cassels & Graydon LLP on behalf of the Special Committee and Cassels Brock & Blackwell LLP on behalf of Yamana, with the assistance of financial advisors, negotiated and settled the terms of the Support Agreement and the form of Lock-up Agreement.

        Between August 8, 2006 and August 16, 2006, members of the Special Committee met with management and legal and financial advisors as well as technical and financial consultants to receive updates on the progress of due diligence. The Special Committee authorized the engagement of PricewaterhouseCoopers LLP, Chartered Accountants, to conduct due diligence on financial matters relating to Yamana. In addition, U.S. securities counsel has been engaged for Viceroy in respect of the Offer as well as local counsel to assist with the due diligence review of Yamana.

        On August 10, 2006, Canaccord Capital and Genuity Capital Markets discussed their preliminary assessment of the proposed Offer with the Special Committee. The Special Committee reviewed the preliminary assessments of its financial advisors together with the advice of its legal counsel and discussed the terms of the draft Support Agreement.

        On August 10, 2006, the Yamana Board of Directors met with National Bank Financial, its technical consultants, and Cassels Brock & Blackwell LLP, its outside legal advisors, to discuss the results of the continuing due diligence review of Viceroy and its operations.

        On August 13, 2006, National Bank Financial presented its preliminary analysis regarding the proposed Offer to the Yamana Board of Directors. The Yamana Board of Directors authorized the management of Yamana to continue its due diligence investigations into Viceroy and its business, and its negotiation of the terms of the Offer.

        On August 14, 2006, Canaccord Capital and Genuity Capital Markets provided further assessments of the proposed Offer to the Special Committee. The Special Committee took advice from its financial and legal advisors with respect to the terms of the Support Agreement and received an update from the advisors and Mr. Downey on the results of the due diligence review to date on Yamana and its operations. The Special Committee authorized Mr. Downey to suggest certain revisions of the Offer to Mr. Marrone.

        On August 15, 2006, further negotiations of the terms of the proposed Offer took place between Mr. Marrone and Mr. Downey and Mr. Downey provided an update on the progress of the Special Committee. After several conversations and communications, the terms of the Offer were further revised.

        On August 16, 2006, Canaccord Capital delivered orally the Canaccord Capital Fairness Opinion to the Special Committee. Also on August 16, 2006, Genuity Capital Markets delivered orally the Genuity Fairness Opinion to the Special Committee.

        On August 16, 2006, the Special Committee determined that the Offer and the terms of the Support Agreement were fair to all Shareholders other than Yamana and in the best interests of Viceroy. As a result, it determined to recommend to the Viceroy Board of Directors that the Viceroy Board of Directors support the Offer and recommend that the Shareholders tender their Viceroy Shares to the Offer.

        On August 16, 2006, the Viceroy Board of Directors received from Canaccord Capital and Genuity Capital Markets confirmation that each could deliver a fairness opinion with respect to the Offer pursuant to its respective engagements by Viceroy, the Board of Directors of Viceroy and the Special Committee. The Board of Directors also received the recommendation from the Special Committee and advice from Viceroy's and the Special Committee's legal counsel, and an update from Mr. Downey and legal counsel as to the results of due diligence completed on Yamana. The Viceroy Board of Directors approved the Offer and the Support Agreement, subject to the satisfactory completion of negotiations of such agreements and authorized the deferral of the separation time of rights under its shareholder rights plan as required by the Support Agreement.

        On August 16, 2006, the Yamana Board of Directors received presentations from senior management and outside financial and legal advisors as to the results of the due diligence examination of Viceroy. The Yamana Board of Directors discussed the terms of the Support Agreement and the form of Lock-up Agreement and approved, among other things, the Offer, the Support Agreement and the form of Lock-up Agreement, subject to the satisfactory completion of negotiations of such agreements.

        On August 16, 2006, Viceroy and Yamana executed and delivered the Support Agreement, Yamana entered into a Lock-up Agreement with each of the directors and officers of Viceroy and Yamana and Viceroy jointly announced the Offer by press release.

        On September 1, 2006, the Yamana Board of Directors approved, among other things, the contents and mailing of this Take-Over Bid Circular, subject to the receipt of certain statutory approvals.

4.     Strategic Rationale for the Proposed Combination

        The acquisition of Viceroy by Yamana is consistent with Yamana's stated objective of achieving an annual production rate of 1,000,000 ounces of gold by 2008 through internal and external growth. It is Yamana's view that Viceroy's Gualcamayo project has excellent prospects of becoming a low cost gold producer and it is located in a Latin American environment that is friendly to mining.

        Yamana believes that combining Viceroy with Yamana will provide Viceroy with enhanced financial, management and other resources to allow it to better compete in the global mining industry than it could on a stand alone basis. Yamana's Board of Directors strongly believes that this transaction will create value for shareholders of both Yamana and Viceroy and that it offers the following benefits and opportunities:

Enhances the Position of Yamana as a Leading Intermediate Gold Producer

        The addition of the Gualcamoyo property to Yamana's existing projects will contribute to the long term gold production prospects of Yamana, thereby increasing Yamana's ability to achieve its stated production goals. The completion of the Offer will solidify Yamana's position among the top intermediate global gold producers. Yamana expects this to lead to improved market liquidity and valuation multiples.

Leverages Yamana's Strengths to Further Develop Viceroy's Gualcamayo Project

        The management and operational personnel at Yamana have significant knowledge and experience regarding mine building, which has been derived from the construction of the Jacobina, São Francisco, Fazenda Nova and Chapada mines. This knowledge and experience will be leveraged in connection with development activities at Gualcamayo. Further, Yamana will be further strengthened with the addition of Viceroy's operational team. As well, the combined company will be able to use the available cash and significant cash flow of Yamana, along with Yamana's lower-cost Brazilian capital cost structure to progress the Gualcamayo project to a feasibility study and ultimately to production.

Value Creation for all Shareholders

        Yamana believes the transaction will create value for shareholders of both companies. Viceroy Shareholders will be part of a much larger shareholder base and the combined company will offer them significantly increased trading liquidity. The combined company will have a market capitalization of approximately $4.2 billion (based on the closing price of the Yamana Shares on the TSX on September 5, 2006), which will generate new investment interest and facilitate the addition of the securities of the combined company to gold indices.

Attractive Premium to Historical Trading Prices

        From the perspective of a Viceroy Shareholder, when the Offer was announced on August 16, 2006, it represented a premium of 25.5% to the price of Viceroy's Shares based on the respective closing prices for Yamana Shares and Viceroy Shares on August 16, 2006. The premium was 27.0% based on the volume-weighted average trading prices of the Yamana Shares and Viceroy Shares for the preceding 20 trading days on the TSX. Yamana believes that the Offer represents an attractive premium that compares favourably to other transactions.

Provides Enhanced Platform and Flexibility for Future Growth

        The combined company will offer both sets of shareholders an enhanced operational platform, which will help to facilitate future growth opportunities. Shareholders, through their shareholdings in the combined company, will be able to participate in immediate and near-term production growth opportunities through the development of the Chapada mine, the expansion of Jacobina and the ultimate development of Yamana's feasibility stage projects. In addition, they will benefit from the exposure to three new exploration districts in Brazil. Yamana shareholders will benefit from the development of the Gualcamayo property and exposure to a new exploration district in Argentina. In addition, the combined company will be better positioned to compete for acquisition opportunities, which have become increasingly important as the global mining industry continues to consolidate.

Diversification

        The combined entity will feature enhanced project, geographic and currency diversification. The combined company's project portfolio will become more geographically diversified, serving to reduce costs and exposures to the risks inherent in operating only a specific asset or only within a specific jurisdiction. The costs of the combined company will not be as closely tied to the fluctuations of a single currency as the costs of either Yamana or Viceroy would be alone.

        These anticipated benefits are based on various assumptions and are subject to various risks. See "Cautionary Statement Regarding Forward-Looking Information" in the cover pages above and Section 6 of this Circular, "Business Combination Risks" and Section 7 of this Circular, "Additional Risk Factors Relating to Yamana".

5.     Purpose of the Offer and Yamana's Plans for Viceroy

Purpose of the Offer

        The purpose of the Offer is to enable Yamana to acquire all of the Viceroy Shares. If the conditions of the Offer are satisfied or waived and Yamana takes up and pays for the Viceroy Shares validly deposited under the Offer, Yamana intends to acquire any Viceroy Shares not deposited under the Offer through a Compulsory Acquisition, if available, or to propose a Subsequent Acquisition Transaction, in each case for consideration per Viceroy Share at least equal in value to the consideration paid by Yamana per Viceroy Share under the Offer. The exact timing and details of any such transaction will depend upon a number of factors, including the number of Viceroy Shares acquired by the Offeror pursuant to the Offer. Although Yamana intends to propose either a Compulsory Acquisition or a Subsequent Acquisition Transaction generally on the terms described herein, it is possible that, as a result of delays in Yamana's ability to effect such a transaction, information subsequently obtained by Yamana, changes in general economic or market conditions or in the business of Viceroy, or other currently unforeseen circumstances, such a transaction may not be proposed, may be delayed or abandoned or may be proposed on different terms. Accordingly, Yamana reserves the right not to propose a Compulsory Acquisition or Subsequent Acquisition Transaction, or to propose a Subsequent Acquisition Transaction on terms other than as described herein. See Section 10 of this Circular, "Acquisition of Viceroy Shares Not Deposited". Under certain circumstances, Yamana has an obligation to promptly use reasonable commercial efforts to effect a Compulsory Acquisition or a Subsequent Transaction under the terms of the Commitment Letter.

Plans for Yamana and Viceroy following the Completion of the Offer

        If the Offer is accepted and Yamana acquires all of the outstanding Viceroy Shares, Yamana intends to conduct a review of Viceroy and its assets, operations, management and personnel, to determine the changes necessary to integrate the operations and management of Viceroy into the operations and management of Yamana as soon as possible after the Offer is completed. Yamana intends to operate the combined company from its head office in Toronto, Ontario.

Treatment of Viceroy Options and Viceroy Warrants

        The Offer is made only for Viceroy Shares and is not made for any Viceroy Options, Viceroy Warrants or other rights to acquire Viceroy Shares. Any holder of such Viceroy Options, Viceroy Warrants or other rights to acquire Viceroy Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise, convert or exchange their Viceroy Options, Viceroy Warrants or other rights in order to obtain certificates representing Viceroy Shares that may be deposited in accordance with the terms of the Offer.

        If any holder of Viceroy Options does not exercise such Viceroy Options prior to the Expiry Time, such Viceroy Options will, subject to obtaining all necessary regulatory approvals, remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry, vesting schedule (if any) and exercise prices, except that, to the extent permitted under the terms of the Viceroy Options, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, the holder of a Viceroy Option will, on exercise thereof, acquire that number of Yamana Shares that such holder would have been entitled to receive as a result of the Offer if such holder had exercised such Viceroy Option to become the registered holder of Viceroy Shares prior to the Compulsory Acquisition or Subsequent Acquisition Transaction.

        If any holder of Viceroy Warrants does not exercise such Viceroy Warrants prior to the Expiry Time, such Viceroy Warrants will, subject to obtaining all necessary regulatory approvals, remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry, vesting schedule (if any) and exercise prices, except that, to the extent permitted under the terms of the Viceroy Warrants, after completion of a Subsequent Acquisition Transaction, a holder of a Viceroy Warrant will, on exercise thereof, acquire that number of Yamana Shares that such holder would have been entitled to receive as a result of the Offer if such holder had exercised such Viceroy Warrant to become the registered holder of Viceroy Shares prior to the Subsequent Acquisition Transaction.

        See Section 10 of this Circular, "Acquisition of Viceroy Shares Not Deposited".

        The tax consequences to holders of Viceroy Options or Viceroy Warrants of exercising or not exercising their Viceroy Options or Viceroy Warrants are not described in Section 21 of the Circular, "Certain Canadian Federal Income Tax Considerations", and Section 22 of the Circular, "Certain United States Federal Income Tax Considerations". Holders of Viceroy Options or Viceroy Warrants should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Viceroy Options or Viceroy Warrants.

6.     Business Combination Risks

Risk Factors Related to the Offer

        The combination of Yamana with Viceroy is subject to certain risks, including the following:

(a)
Shareholders will receive Yamana Shares based on a fixed exchange ratio that will not reflect market price fluctuations. Consequently, the Yamana Shares issued under the Offer may have a market value lower than expected.

        The Offeror is offering to purchase Viceroy Shares on the basis of 0.97 of a Yamana Share for each Viceroy Share. Because the exchange ratio will not be adjusted to reflect any changes in the market value of Yamana Shares, the market values of the Yamana Shares and the Viceroy Shares at the time of a take-up of Viceroy Shares under the Offer may vary significantly from the values at the date of this Offer and Circular or the date that Shareholders tender their Viceroy Shares.

(b)
The integration of Yamana and Viceroy may not occur as planned.

        The Offer has been made with the expectation that its successful completion will result in cost savings and enhanced growth opportunities for the combined company. These anticipated benefits will depend in part on whether the operations of Yamana and Viceroy can be integrated in an efficient and effective manner. Most operational and strategic decisions, and certain staffing decisions, with respect to the combined company have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees. The performance of Viceroy's operations after completion of the Offer could be adversely affected if the combined company cannot retain selected key employees to assist in the integration and operation of Yamana and Viceroy.

(c)
The combination of Yamana and Viceroy may not be successfully completed without the possibility of Shareholders exercising dissent and appraisal rights in connection with a Compulsory Acquisition or Subsequent Acquisition Transaction.

        In order for Yamana to acquire all of the issued and outstanding Viceroy Shares, it is likely to be necessary, following the completion of the Offer, for Yamana or an affiliate of Yamana to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction. A Compulsory Acquisition or Subsequent Acquisition Transaction may result in Shareholders having the right to dissent and demand payment of the fair value of their Viceroy Shares or similar rights. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting Shareholders for their Viceroy Shares. There is no assurance that a Compulsory Acquisition or Subsequent Acquisition Transaction can be completed without Shareholders exercising dissent or similar rights in respect of a substantial number of Viceroy Shares, which could result in Yamana being required to make a very substantial cash payment that could have a material adverse effect on Yamana's financial position and its liquidity.

(d)
After the consummation of the Offer, Viceroy could become a majority-owned subsidiary of Yamana and Yamana's interest could differ from that of the remaining minority Shareholders.

        After the consummation of the Offer, Yamana may have the power to elect the directors of Viceroy, appoint new management, approve certain actions requiring the approval of Shareholders, including adopting certain amendments to Viceroy's constating documents and approving mergers or sales of Viceroy's assets. In particular, after the consummation of the Offer, Yamana intends to integrate Viceroy and Yamana, by merger or other transaction whereby the operations of Viceroy and Yamana are combined. Yamana's interests with respect to Viceroy may differ from, and conflict with, those of any remaining minority Shareholders.

(e)
Following the completion of the Offer and prior to the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the trading liquidity for Viceroy Shares not deposited under the Offer will be reduced, which may affect the price of the Viceroy Shares and the ability of a Shareholder to dispose of their Viceroy Shares.

        If the Offer is successful, the liquidity and market value of the remaining Viceroy Shares held by the public could be adversely affected by the fact that they will be held by a smaller number of holders. Depending upon the number of Viceroy Shares acquired pursuant to the Offer, following the completion of the Offer, the Viceroy Shares may no longer meet the TSX and/or AMEX requirements for continued listing. In addition, to the extent permitted under applicable law and stock exchange regulations, Yamana intends to seek to cause the delisting of the Viceroy Shares on such exchanges.

        If the TSX and/or AMEX were to delist the Viceroy Shares, the market for the Viceroy Shares could be adversely affected. Although it is possible that the Viceroy Shares could be traded on other securities exchanges or in the over-the-counter market, and the price quotations would be reported by such exchanges, or by other sources, there can be no assurance that any such trading or quotations will occur. In addition, the extent of the public market for the Viceroy Shares and the availability of such quotations would depend upon the number of holders and/or the aggregate market value of the Viceroy Shares remaining at such time and the interest in maintaining a market in the Viceroy Shares on the part of securities firms. If Viceroy Shares are delisted and Viceroy ceases to be a "public corporation" for the purposes of the Tax Act, Viceroy Shares would cease to be qualified investments for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit sharing plans. Delisting can also have adverse tax consequences to non-resident holders of Viceroy Shares, as described in Section 21 of the Circular, "Certain Canadian Federal Income Tax Considerations", and Section 22 of the Circular, "Certain United States Federal Income Tax Considerations".

(f)
Shareholders of Viceroy will realize dilution of their interest.

        Yamana expects to issue approximately 51,413,138 Yamana Shares under the Offer, which would result in Yamana having a total of 344,613,338 Yamana Shares outstanding. As a result of these issuances, the Shareholders' ownership interest in the combined company will be diluted, relative to their current ownership interest in Viceroy. Based on the above, the Shareholders will hold approximately 14.9% of the Yamana Shares outstanding upon the completion of the Offer. See Section 1 of the Circular, "Yamana — Authorized and Outstanding Share Capital".

(g)
The issuance of a significant number of Yamana Shares and a resulting "market overhang" could adversely affect the market price of Yamana Shares after completion of the Offer.

        If all of the Viceroy Shares are tendered to the Offer, up to an additional 51,413,138 Yamana Shares will be available for trading in the public market. See Section 1 of the Circular, "Yamana — Authorized and Outstanding Share Capital". This significant increase in the number of Yamana Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Yamana Shares.

(h)
The enforcement of shareholder rights by Shareholders resident in the United States may be adversely affected by the combination of Viceroy and Yamana.

        The enforcement by Shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that Viceroy and Yamana are organized under the laws of Canada and have locations and assets outside the United States, and that some of the Viceroy and Yamana officers and directors, some of the experts named in this Offer and Circular and the Canadian Dealer Managers are residents of countries other than the United States.

(i)
Yamana may not realize the benefits of the combined company's growth projects.

        As part of its strategy, Yamana will continue its efforts to develop new gold and other projects and will have an expanded portfolio of such projects as a result of the combination with Viceroy. A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.

(j)
Yamana may not meet key production and other cost estimates.

        A decrease in the amount of and a change in the timing of the production outlook for the metals Yamana will be producing, in particular gold, will directly impact the amount and timing of Yamana's cash flow from operations. The actual impact of such a decrease on Yamana's cash flow from operations would depend on the timing of any changes in production and on actual prices and costs. Any change in the timing of these projected cash flows that would occur due to production shortfalls or labour disruptions would, in turn, result in delays in receipt of such cash flows and in using such cash to reduce debt levels and may require additional borrowings to fund capital expenditures, including capital for Yamana's development projects, in the future. In addition, a number of these and other developments or events, including changes in demand for Yamana's products and production disruptions, could make historic trends in Yamana's cash flows lose their predictive value.

        The level of production and capital and operating cost estimates relating to the expanded portfolio of growth projects, which are used in establishing ore/mineral reserve estimates for determining and obtaining financing and other purposes, are based on certain assumptions and are inherently subject to significant uncertainties. It is very likely that actual results for Yamana's projects will differ from its current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, and/or increase capital and/or operating costs above, Yamana's current estimates. If actual results are less favorable than Yamana currently estimates, the combined company's business, results of operations, financial condition and liquidity could be materially adversely impacted.

7.     Additional Risk Factors Relating to Yamana

        Yamana's mining operations are subject to the normal risks of mining, and its profits are subject to numerous factors beyond Yamana's control. Shareholders should carefully consider the risk factors discussed in this Circular and the documents incorporated herein by reference, including the risk factors discussed below:

Exploration, Development and Operating Risks

        Mining operations generally involve a high degree of risk. Yamana's operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold and copper, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding pit wall failure and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas that may result in environmental pollution and consequent liability.

        The exploration for and development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Yamana will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices that are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Yamana not receiving an adequate return on invested capital.

        There is no certainty that the expenditures made by Yamana towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

Insurance and Uninsured Risks

        Yamana's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Yamana's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

        Although Yamana maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company's operations. Yamana may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Yamana or to other companies in the mining industry on acceptable terms. Yamana might also become subject to liability for pollution or other hazards that may not be insured against or that Yamana may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Yamana to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

        All phases of Yamana's operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that existing or future environmental regulation will not materially adversely affect Yamana's business, financial condition and results of operations. Environmental hazards may exist on the properties on which Yamana holds interests that are unknown to Yamana at present and that have been caused by previous or existing owners or operators of the properties.

        Government approvals and permits are currently, or may in the future be, required in connection with Yamana's operations. To the extent such approvals are required and not obtained, Yamana may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

        Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including Yamana, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

        Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Yamana and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

Infrastructure

        Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Yamana's operations, financial condition and results of operations.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

        The figures for Mineral Reserves and Mineral Resources contained in the annual information form of Yamana incorporated by reference herein are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond Yamana's control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

        Fluctuation in gold prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of Yamana's ability to extract these Mineral Reserves, could have a material adverse effect on Yamana's results of operations and financial condition.

Need for Additional Reserves

        Because mines have limited lives based on proven and probable reserves, Yamana must continually replace and expand its reserves as it continues its mining activities. The life-of-mine estimates included in the annual information form of Yamana incorporated by reference herein may not be correct. Yamana's ability to maintain or increase its annual production of gold will be dependent in significant part on its ability to bring new mines into production and to expand reserves at existing mines.

Land Title

        The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although Yamana believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims underlying portions of Yamana's interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, Yamana may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Competition

        The mining industry is intensely competitive in all of its phases and Yamana competes with many companies possessing greater financial and technical resources than it. Competition in the precious metals mining industry is primarily for mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a global basis. Such competition may result in Yamana being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect Yamana's prospects for mineral exploration and success in the future.

Additional Capital

        The exploration and development of Yamana's properties, including continuing exploration and development projects, and the construction of mining facilities and commencement of mining operations, will require substantial additional financing. Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of Yamana's properties or even a loss of a property interest. The only source of funds now available to Yamana is through the sale of equity capital, properties, royalty interests or the entering into of joint ventures. Additional financing may not be available when needed or if available, the terms of such financing might not be favourable to Yamana and might involve substantial dilution to existing shareholders. Failure to raise capital when needed would have a material adverse effect on Yamana's business, financial condition and results of operations.

Commodity Prices

        The profitability of Yamana's operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of Yamana. The level of interest rates, the rate of inflation, the world supply of mineral commodities and the stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of mineral commodities has fluctuated widely in recent years, and future price declines could cause commercial production to be impracticable, thereby having a material adverse effect on Yamana's business, financial condition and results of operations.

        Furthermore, reserve calculations and life-of-mine plans using significantly lower gold prices could result in material write-downs of Yamana's investment in mining properties and increased amortization, reclamation and closure charges.

        In addition to adversely affecting Yamana's reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Currency Fluctuations

        Currency fluctuations may affect the costs that Yamana incurs at its operations. Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of Yamana's operating expenses are incurred in Brazilian Reais. The appreciation of the reais against the U.S. dollar would increase the costs of gold production at such mining operations which could materially and adversely affect Yamana's earnings and financial condition.

Litigation Risks

        All industries, including the mining industry, are subject to legal claims, with and without merit. Yamana is currently involved in litigation of a non-material nature and may become involved in legal disputes in the future. Defence and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material adverse effect on Yamana's financial position or results of operations.

Use of Derivatives

        From time to time Yamana uses or may use certain derivative products to manage the risks associated with changes in copper prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including: (a) credit risk — the risk of default on amounts owing to Yamana by the counterparties with which Yamana has entered into such transaction; (b) market liquidity risk — risk that Yamana has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; (c) unrealized mark-to-market risk — the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in Yamana incurring an unrealized mark-to-market loss in respect of such derivative products.

        If the copper price rises above the price at which future production has been committed under Yamana's fixed-price copper forward sales hedge program, Yamana may have an opportunity loss. However, if the copper price falls below that committed price, revenues will be protected to the extent of such committed production. There can be no assurance that Yamana will be able to achieve in the future realized prices for copper that exceed the fixed-price copper forward sales hedge program.

Acquisitions and Integration

        From time to time Yamana examines opportunities to acquire additional mining assets and businesses. Any acquisition that Yamana may choose to complete may be of a significant size, may change the scale of Yamana's business and operations, and may expose Yamana to new geographic, political, operating, financial and geological risks. Yamana's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of Yamana. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after Yamana has committed to complete the transaction and established the purchase price or exchange ratio; a material orebody may prove to be below expectations; Yamana may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt Yamana's ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that Yamana chooses to raise debt capital to finance any such acquisition, Yamana's leverage will be increased. If Yamana chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, Yamana may choose to finance any such acquisition with its existing resources. There can be no assurance that Yamana would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Governmental Regulation of the Mining Industry

        The mineral exploration activities of Yamana are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although Yamana believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of Yamana's properties. Amendments to current laws and regulations governing the operations and activities of Yamana or more stringent implementation thereof could have a material adverse effect on Yamana's business, financial condition and results of operations.

Foreign Operations

        Yamana's operations are currently conducted in Brazil and Central America and, as such, Yamana's operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

        Changes, if any, in mining or investment policies or shifts in political attitude in Brazil or Central America may adversely affect Yamana's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

        Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

        The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on Yamana's operations or profitability.

Labour and Employment Matters

        While Yamana has good relations with both its unionized and non-unionized employees, production at its mining operations is dependant upon the efforts of Yamana's employees. In addition, relations between Yamana and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in whose jurisdictions Yamana carries on business. Changes in such legislation or in the relationship between Yamana and its employees may have a material adverse effect on Yamana's business, results of operations and financial condition.

Foreign Subsidiaries

        Yamana is a holding company that conducts operations through Brazilian, Honduran, Nicaraguan, Panamanian and Mexican subsidiaries and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict Yamana's ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on Yamana's valuation and stock price.

Market Price of Common Shares

        The Yamana Shares are listed on the TSX, the AMEX and the AIM. Yamana's share price is likely to be significantly affected by short-term changes in gold prices or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to Yamana's performance that may have an effect on the price of the Yamana Shares include the following: the extent of analytical coverage available to investors concerning Yamana's business may be limited if investment banks with research capabilities do not continue to follow Yamana's securities; the lessening in trading volume and general market interest in Yamana's securities may affect an investor's ability to trade significant numbers of Yamana Shares; the size of Yamana's public float may limit the ability of some institutions to invest in Yamana's securities.

        As a result of any of these factors, the market price of the Yamana Shares at any given point in time may not accurately reflect Yamana's long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Yamana may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Dividend Policy

        No dividends on the Yamana Shares have been paid by Yamana to date. However, Yamana has recently announced its intention to pay a dividend for the third quarter of $0.01 per share. Yamana has established a dividend policy providing for a dividend yield that is consistent with the yield of comparable companies' dividend rates will be reviewed on a periodic basis and assessed in relation to the growth of the operating cash flows of Yamana. However, payment of any future dividends will be at the discretion of Yamana's board of directors after taking into account many factors, including Yamana's operating results, financial condition and current and anticipated cash needs.

Dilution to Common Shares

        During the life of the warrants, options and other rights to purchase Yamana Shares, the holders are given an opportunity to profit from a rise in the market price of the Common Shares with a resulting dilution in the interest of the other shareholders. Yamana's ability to obtain additional financing during the period such rights are outstanding may be adversely affected and the existence of the rights may have an adverse effect on the price of the Yamana Shares. The holders of the warrants, options and other rights may exercise such securities at a time when Yamana would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favourable than those provided by the outstanding rights.

        The increase in the number of Yamana Shares in the market and the possibility of sales of such shares may have a depressive effect on the price of the Yamana Shares. In addition, as a result of such additional Yamana Shares, the voting power of Yamana's existing shareholders will be diluted.

Future Sales of Common Shares by Existing Shareholders

        Sales of a large number of Yamana Shares in the public markets, or the potential for such sales, could decrease the trading price of the Yamana Shares and could impair Yamana's ability to raise capital through future sales of Yamana Shares. Substantially all of the Yamana Shares not held by affiliates of Yamana can be resold without material restriction either in the United States, in Canada or both.

Dependence Upon Key Management Personnel and Executives

        Yamana is dependent upon a number of key management personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on Yamana. Yamana's ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals. Yamana faces intense competition for qualified personnel, and there can be no assurance that Yamana will be able to attract and retain such personnel. Yamana has entered into employment agreements with certain of its key executives.

Possible Conflicts of Interest of Directors and Officers of Yamana

        Certain of the directors and officers of Yamana also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Yamana expects that any decision made by any of such directors and officers involving Yamana will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Yamana and its shareholders, but there can be no assurance in this regard. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest or which are governed by the procedures set forth in the Canada Business Corporations Act and any other applicable law.

Copper Supply Industry Subject to World-Wide Antitrust Investigation

        Yamana expects to begin producing copper in 2006. There is currently a multijurisdictional and industry-wide investigation relating to the competition practices in the copper concentrate market. Yamana cannot determine the impact, if any, this investigation will have on operations, the copper industry, copper prices or Yamana's ability to profit from the production of copper.

8.     Dissent Rights

        Viceroy Shareholders will not have dissent or appraisal rights in connection with the Offer. However, holders of Viceroy Shares who do not tender their Viceroy Shares to the Offer may have rights of dissent or similar rights in the event we elect to acquire such Viceroy Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction.

9.     Material Differences in Rights of Shareholders

        The governing documents and laws of the respective jurisidictions of existence of Viceroy and Yamana are different, and therefore holders of Viceroy Shares will have different rights once they become Yamana shareholders. The following is a summary of certain differences between the BCBCA and the CBCA. The summary is not an exhaustive review of the two statutes. Reference should be made to the full text of both statutes and regulations thereunder for particulars of any difference between them, and shareholders should consult their legal or other professional advisors with respect to the implications of the Offer that may be of importance to them.

General

        In general terms, the CBCA provides a corporation's shareholders substantively the same rights as are available to the corporation's shareholders under the BCBCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions, and is consistent with corporate legislation in most other Canadian jurisdictions. There are, however, important differences concerning the qualifications of directors and certain shareholder remedies. The following is a summary comparison of certain provisions of the CBCA and the BCBCA which pertain to rights of the shareholders. This summary is not intended to be exhaustive and the shareholders should consult their legal advisers regarding implications of the Offer which may be of particular importance to them.

Amendments to Charter Documents

        Any substantive change to the articles under the CBCA, such as an alteration of the restrictions, if any, on the business carried on by a corporation, a change in the name of the corporation, an increase or reduction of the authorized capital of the corporation, or an alteration of the special rights and restrictions attached to issued shares requires a special resolution passed by not less than two-thirds of the votes cast by the shareholders voting on the resolution authorizing the alteration. In addition, the holders of a class or series (if such series is affected by an amendment in a manner different from other shares of the same class) of shares are entitled to vote separately as a class or series on a proposal to amend the articles to add, modify or remove any provision that affects the characteristics, rights, privileges, restrictions or conditions attached to that class or series whether or not they are otherwise entitled to vote. Other fundamental changes such as a proposed amalgamation or continuation of a corporation out of the federal jurisdiction will also require a special resolution passed by two-thirds of the votes cast on the resolution by holders of each share of the corporation, whether or not they are otherwise entitled to vote.

        Under the BCBCA, any substantive change to the corporate charter of a corporation, such as an alteration of the restrictions, if any, on the business carried on by the corporation or continuation of a corporation out of British Columbia, requires a special resolution passed by the majority of votes that the articles of the corporation specify is required, if that specified majority is at least two-thirds and not more than three-quarters of the votes cast on the resolution or, if the articles do not contain such a provision, a special resolution passed by at least two-thirds of the votes cast on the resolution. Certain other changes such as a change in the name of the corporation or a change in the authorized share structure of the corporation will not in all instances require a special resolution if another type of resolution, i.e. ordinary resolution, is provided for in the articles of the corporation. A proposed amalgamation requires a similar resolution passed by a special majority of all holders of shares of the corporation, whether or not they are otherwise entitled to vote and a separate resolution of holders of shares of each class or series to which are attached rights or special rights or restrictions that would be prejudiced or interfered with by the amalgamation. In addition, a right or special right attached to issued shares must not be prejudiced or interfered with under unless the shareholders holding shares of the class or series of shares to which the right or special right is attached consent by a special separate resolution of those shareholders.

Sale of Undertaking

        The CBCA requires approval of the holders of shares of a corporation represented at a duly called meeting by not less than two-thirds of the votes cast upon a special resolution for a sale, lease or exchange of all or substantially all of the property (as opposed to the "undertaking") of the corporation, other than in the ordinary course of business of the corporation. Each share of a corporation carries the right to vote in respect of a sale, lease or exchange of all or substantially all of the property of the corporation whether or not it otherwise carries the right to vote. Holders of shares of a class or series are entitled to vote separately as a class or series only if that class or series is affected by the sale, lease or exchange in a manner different from the shares of another class or series.

        Under the BCBCA, a corporation may sell, lease or otherwise dispose of all or substantially all of the undertaking (as opposed to the "property") of the corporation if it does so in the ordinary course of its business or if it has been authorized to do so by a special resolution passed by the majority of votes that the articles of the corporation specify is required (being at least two-thirds and not more than three-quarters of the votes cast on the resolution) or, if the articles do not contain such a provision, a special resolution passed by at least two-thirds of the votes cast on the resolution.

        While the shareholder approval thresholds will be the same under the BCBCA and the CBCA, there are differences in the nature of the sale which requires such approval, i.e. a sale of all or substantially all of the "undertaking" under the BCBCA and of all or substantially of the "property" under the CBCA.

Rights of Dissent and Appraisal

        The CBCA provides that shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. Under the CBCA, a holder of shares of any class of a corporation may dissent if a court order permits dissent or if the corporation resolves to:

  1.
  amend its articles to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

  2.
  amend its articles to add, change or remove any restriction on the business or businesses that the corporation may carry on;

  3.
  amalgamate (other than an amalgamation between a corporation and its wholly-owned subsidiary, or between wholly-owned subsidiaries of the same corporation);

  4.
  be continued under the laws of another jurisdiction;

  5.
  sell, lease or exchange all or substantially all its property;

  6.
  carry out a going-private transaction or a squeeze-out transaction; or

  7.
  amend its articles to add, modify or remove any provision that affects the characteristics, rights, privileges, restrictions or conditions attached to the shares of a class.

        The BCBCA provides that a dissenting shareholder can require that the corporation purchase the shares held by such shareholder at a payout value as agreed between the corporation and the shareholder, or failing that, as determined or directed upon application by the shareholder, by the court.

        The BCBCA contains similar dissent provisions which are applicable in respect of:

  1.
  a resolution to alter the articles to alter restrictions on the powers of the corporation or on the business it is permitted to carry on;

  2.
  a resolution to adopt an amalgamation agreement;

  3.
  a resolution to approve an amalgamation into a foreign jurisdiction;

  4.
  a resolution to approve an arrangement, the terms of which arrangement permit dissent;

  5.
  a resolution to authorize the sale, lease or other disposal of all or substantially all of the undertaking of the corporation;

  6.
  a resolution to authorize the continuation of the corporation into a jurisdiction other than British Columbia;

  7.
  any other resolution, if dissent is authorized by the resolution; and

  8.
  any court order that permits dissent.

Oppression Remedies

        Under the CBCA, a shareholder, former shareholder, director, former director, officer, or former officer of a corporation or any of its affiliates, or any other person who, in the discretion of the court is a proper person to seek an oppression remedy, may apply to the court for an order to rectify the matters complained of where in respect of a corporation or any of its affiliates, any act or omission of the corporation or its affiliates effects a result, the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted in a manner, or the powers of the directors of the corporation or its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any security holder, creditor, director or officer.

        Under the BCBCA, a shareholder of a corporation or any other person who, in the discretion of the court, is an appropriate person has the right to apply to the court on the grounds that: (a) the affairs of the corporation are being or have been conducted, or that the powers of the directors are being or have been exercised in a manner oppressive to one or more of the shareholders, including the applicant; or (b) some act of the corporation has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class of a series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant. On such an application, the court may make an interim or final order if it considers appropriate including an order to prohibit any act proposed by the corporation.

Shareholder Derivative Actions

        Under the CBCA, a shareholder, former shareholder, director, former director, officer, or former officer of a corporation or any of its affiliates, the CBCA Director or any other person who, in the discretion of the court, is a proper person to make an application to the court to bring a derivative action may apply to a court for leave to bring an action in the name and on behalf of a corporation or any of its subsidiaries, or intervene in an action to which any such body corporate is a part, for the purpose of prosecuting, defending or discontinuing the action on behalf of the body corporate.

        Under the BCBCA, a shareholder or director of a corporation or any other person who, in the discretion of the court, is an appropriate person, may with leave of the court, bring an action in the name and on behalf of the corporation to enforce a right, duty or obligation owed to the corporation that could be enforced by the corporation itself or to obtain damages for any breach of such a right, duty or obligation.

Requisition of Meetings

        The CBCA permits the holders of not less than 5% of the issued shares that carry the right to vote at a meeting sought to be held to requisition the directors to call and hold a meeting of shareholders of a corporation for the purposes stated in the requisition. If the directors do not call a meeting within 21 days on receiving the requisition, any shareholder who signed the requisition may call the meeting.

        The BCBCA permits the holders of not less than 5% of the issued shares that carry the right to vote at a general meeting of shareholders to requisition the directors to call and hold a general meeting within four months of receiving the requisition. If the directors do not call a general meeting within 21 days of receiving the requisition, any one or more of the requisitioning shareholders who hold not less than 2.5% of the issued shares that carry the right to vote may call a general meeting.

Place of Meetings

        The CBCA provides that meetings of shareholders may be held at the place within Canada provided in a corporation's by-laws, or in the absence of such provision, at the place within Canada that the directors determine. A meeting may be held outside Canada if the articles so provide or all the shareholders entitled to vote at the meeting agree that the meeting is to be so held.

        The BCBCA provides that meetings of shareholders may be held at a place outside of British Columbia if such place is: (a) provided by the articles; (b) approved in writing by the Registrar of Companies (British Columbia) before any such meeting is held; or (c) approved by an ordinary resolution or such other resolution required by the articles (provided the articles do not restrict the corporation from approving a location outside of British Columbia).

Directors

        Both the CBCA and the BCBCA provide that a public corporation must have a minimum of three directors. The CBCA requires that at least 25% of directors of a corporation must be resident Canadians. The BCBCA does not, however, have any residency requirements for directors.

10.   Acquisition of Viceroy Shares Not Deposited

        It is the Offeror's intention that if it takes-up and pays for Viceroy Shares deposited under the Offer, it will enter into one or more transactions to enable Yamana or an affiliate of Yamana to acquire all Viceroy Shares not acquired pursuant to the Offer. There is no assurance that any such transaction will be completed. In addition, under certain circumstances, the Offeror has an obligation to promptly use reasonable commercial efforts to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction under the terms of the Commitment Letter.

Compulsory Acquisition

        Section 300 of the BCBCA permits an acquiring person to acquire the shares not tendered to a take-over bid for a particular class of securities of a corporation if, within four months after the date of the take-over bid, the Offeror has been accepted by holders of not less than 90% of the issued securities to which the take-over bid relates, other than securities already held at the date of the take-over bid by, or by a nominee for, the acquiring person or its affiliates (as such term is defined in the BCBCA).

        If, within four months after the date of the offer, the offer has been accepted by Shareholders holding not less than 90% of the issued and outstanding Viceroy Shares, other than Viceroy Shares held on the date of the Offer by or on behalf of the Offeror or its affiliates (as such terms are defined in the BCBCA), and the Offeror acquires such deposited Viceroy Shares, the Offeror may acquire the remainder of the Viceroy Shares on the same terms as such Viceroy Shares were acquired under the Offer, pursuant to the provisions of section 300 of the BCBCA (a "Compulsory Acquisition"). To exercise such statutory right, the Offeror must, within five months of the date of the Offer, send written notice as prescribed by section 300 of the BCBCA (the "Notice") to each Shareholder from who the Offeror wants to acquire Viceroy Shares and who did not accept the Offer (in each case a "Remaining Shareholder").

        Upon the giving of the Notice, the Offeror will be entitled and bound to acquire every Viceroy Share held by the Remaining Shareholders to whom the Notice was given for the price and on the terms set forth in the Offer, unless the Supreme Court of British Columbia (the "Court"), on application made by any Remaining Shareholder to whom the Notice was given within two months from the date of the giving of the Notice, orders otherwise. Pursuant to any such application, the Court may (a) fix the price and terms of payment for the Viceroy Shares held by the Remaining Shareholder; and (b) make such consequential orders and give such directions as the Court considers appropriate.

        Where the Notice has been given by the Offeror and the Court has not, on an application made by a Remaining Shareholder to whom the Notice was given, ordered otherwise, the Offeror shall, on the expiration of two months from the date on which the Notice was given, or, if an application to the Court by a Remaining Shareholder to whom the Notice was given is then pending, then after that application has been disposed of, send a copy of the Notice to Viceroy and pay or transfer to Viceroy the amount or other consideration representing the price payable by the Offeror for the Viceroy Shares that the Offeror is entitled to acquire, and Viceroy will thereupon register the Offeror as a Shareholder with respect to those Viceroy Shares.

        Section 300 of the BCBCA also provides that if the Offeror is entitled to deliver the Notice and has chosen not to do so, Remaining Shareholders may, by following the procedures specified by the BCBCA, may require the Offeror to purchase their Viceroy Shares at the same price and on the same terms contained in the Offer.

        The foregoing is a summary only of the rights of Compulsory Acquisition which may become available to the Offeror and is qualified in its entirety by the provisions of section 300 of the BCBCA. Section 300 of the BCBCA is complex and may require strict adherence to notice and timing provisions, failing which a Remaining Shareholder's rights may be lost or altered. In the event the Offeror acquires Viceroy Shares not tendered to the Offer pursuant to Section 300 of the BCBCA, Shareholders should review Section 300 of the BCBCA for the full text of the relevant statutory provisions and Shareholders who wish to be better informed about the provisions of section 300 the BCBCA should consult their legal advisors.

Subsequent Acquisition Transaction

        If Yamana takes up and pays for Viceroy Shares validly deposited under the Offer and the statutory right of Compulsory Acquisition described above is not available for any reason or Yamana determines not to exercise such right, Yamana intends to take such action as is necessary, including causing a special meeting of Shareholders to be called to consider an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving Viceroy and Yamana, or an affiliate of Yamana, for the purpose of enabling Yamana or an affiliate of Yamana to acquire all Viceroy Shares not acquired pursuant to the Offer (a "Subsequent Acquisition Transaction"). Under such a Subsequent Acquisition Transaction, Viceroy may continue as a separate subsidiary of Yamana following the completion of any such transaction. The timing and details of any such transaction will depend on a number of factors, including the number of Viceroy Shares acquired pursuant to the Offer. If Yamana takes up and pays for 66 2/3% of the Viceroy Shares outstanding, on a fully-diluted basis, under the Offer, Yamana will own sufficient Viceroy Shares to effect a Subsequent Acquisition Transaction. Yamana reserves the right, in its sole discretion, not to complete a Subsequent Acquisition Transaction.

        Each type of Subsequent Acquisition Transaction described above would be a "business combination" under Rule 61-501 and a "going private transaction" under Regulation Q-27. In certain circumstances, the provisions of Rule 61-501 and Regulation Q-27 may also deem certain types of Subsequent Acquisition Transactions to be "related party transactions". However, if the Subsequent Acquisition Transaction is a "business combination" carried out in accordance with Rule 61-501 or a "going private transaction" carried out in accordance with Regulation Q-27, the "related party transaction" provisions of Rule 61-501 and Regulation Q-27 will not apply to such transaction. Yamana intends to carry out any such Subsequent Acquisition Transaction in accordance with Rule 61-501 and Regulation Q-27, or any successor provisions, or exemptions therefrom, such that the "related party transaction" provisions of Rule 61-501 and Regulation Q-27 will not apply to the "business combination" or the "going private transaction".

        Rule 61-501 and Regulation Q-27 provide that, unless exempted, a corporation proposing to carry out a business combination or a going private transaction is required to prepare a valuation of the affected securities

(in this case, the Viceroy Shares), and subject to certain exceptions, any non-cash consideration being offered therefor (in this case, the Yamana Shares) and provide to the holders of the affected securities a summary of such valuation or the entire valuation. In connection therewith, Yamana intends to rely on an available exemption or to seek waivers pursuant to Rule 61-501 and Regulation Q-27 from the OSC and the Autorité des marchés financiers, respectively, exempting Viceroy or Yamana or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction. An exemption is available under Rule 61-501 for certain business combinations, and under Regulation Q-27 for certain going private transactions, completed within 120 days after the expiry of a formal take-over bid where the consideration under such transaction is at least equal in value and is in the same form as the consideration that was received in the take-over bid, provided certain disclosure is given in the take-over bid disclosure documents. Yamana has provided such disclosure and expects that these exemptions will be available.

        Depending on the nature of the Subsequent Acquisition Transaction, Yamana expects that the provisions of the BCBCA will require the approval of at least 66 2/3% of the votes cast by holders of the outstanding Viceroy Shares at a meeting duly called and held for the purpose of approving a Subsequent Acquisition Transaction. Rule 61-501 and Regulation Q-27 would in effect also require that, in addition to any other required securityholder approval, in order to complete a business combination or a going private transaction, the approval of a majority of the votes cast by "minority" holders of the affected securities must be obtained unless an exemption is available or discretionary relief is granted by the OSC and the Autorité des marchés financiers. In relation to any Subsequent Acquisition Transaction, the "minority" holders will be, subject to any available exemption or discretionary relief granted by the OSC and the Autorité des marchés financiers as required, all Shareholders other than Yamana, any "related party" of Yamana or any other "interested party" (within the meaning of Rule 61-501 and Regulation Q-27), including, any director or senior officer of Yamana, affiliate or insider of Yamana, or any of their directors or senior officers or any person acting jointly or in concert with any of the foregoing persons.

        However, Rule 61-501 and Regulation Q-27 also provide that Yamana may treat Viceroy Shares acquired pursuant to the Offer as "minority" shares and vote them, or consider them voted, in favour of a Subsequent Acquisition Transaction that is a business combination or a going private transaction if, among other things, (a) the business combination or going private transaction is completed not later than 120 days after the Expiry Date; (b) the consideration for each Viceroy Share in the Subsequent Acquisition Transaction is at least equal in value to and in the same form as the consideration paid for Viceroy Shares pursuant to the Offer; and (c) the Shareholder who tendered such Viceroy Shares was not (i) acting jointly or in concert with Yamana in respect of the Offer, (ii) a direct or indirect party to any "connected transaction" (as defined in Rule 61-501) to the Offer, or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a "collateral benefit" (as defined in Rule 61-501) or consideration per security that is not identical in amount and form to the entitlement of Shareholders in Canada. Yamana currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration paid to Shareholders under the Offer and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Date, and accordingly Yamana intends to cause Viceroy Shares acquired pursuant to the Offer to be voted in favour of such transaction and to be counted as part of any minority approval required in connection with any such transaction.

        In addition, under Rule 61-501 and Regulation Q-27, if, following the Offer, Yamana and its affiliates are the registered holders of 90% or more of the Viceroy Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if a statutory right to dissent and seek fair value or a substantially equivalent enforceable right is made available to the minority Shareholders.

        If Yamana does not effect a Compulsory Acquisition, or proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval or exemption, or cannot otherwise complete a Subsequent Acquisition Transaction, Yamana will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable laws, purchasing additional Viceroy Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from Viceroy, or taking no further action to acquire additional Viceroy Shares. Any additional purchases of Viceroy Shares could be at a price greater than, equal to or less than the value of the Offered Consideration to be paid for Viceroy Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, Yamana may sell or otherwise dispose of any or all Viceroy Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by Yamana, which may vary from the terms and the value of the Offered Consideration paid for Viceroy Shares under the Offer.

        Any Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent and demand payment of the fair value of their Viceroy Shares. If the statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting Shareholders for their Viceroy Shares. The fair value of Viceroy Shares so determined could be more or less than the amount paid per Viceroy Share pursuant to the Subsequent Acquisition Transaction or the Offer. If Yamana proposes a Subsequent Acquisition Transaction, it intends to include a condition that not more than a specified number of Viceroy Shares shall be dissented. If such condition is not satisfied, Yamana may elect not to proceed with the Subsequent Acquisition Transaction.

        The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ significantly from the tax consequences to such Shareholder of accepting the Offer. See Section 21 of this Circular, "Certain Canadian Federal Income Tax Considerations" and Section 22 of this Circular, "Certain United States Federal Income Tax Considerations". Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

        Rule 13e-3 under the U.S. Exchange Act is applicable to certain "going-private" transactions in the United States and may under certain circumstances be applicable to a Subsequent Acquisition Transaction. Yamana believes that Rule 13e-3 should not be applicable to a Subsequent Acquisition Transaction unless the Subsequent Acquisition Transaction, as the case may be, is consummated more than one year after the termination of the Offer. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning Viceroy and certain information relating to the fairness of the Subsequent Acquisition Transaction, as the case may be, and the consideration offered to minority Shareholders be filed with the SEC and distributed to minority Shareholders before the consummation of any such transaction.

        The foregoing discussion of certain provisions of the U.S. Exchange Act is not a complete description of the U.S. Exchange Act or such provisions thereof and is qualified in its entirety by the reference to the U.S. Exchange Act.

11.   Judicial Developments

        Certain judicial decisions may be considered relevant to any Subsequent Acquisition Transaction which may be proposed or effected subsequent to the expiry of the Offer. Prior to the adoption of Rule 61-501 (or its predecessor, OSC Policy 9.1) and Regulation Q-27, Canadian courts had in a few instances granted preliminary injunctions to prohibit transactions involving going private transactions. The trend in both legislation and in Canadian jurisprudence has been toward permitting going private transactions to proceed subject to compliance with procedures designed to ensure substantive fairness to the minority shareholders. Shareholders should consult their legal advisors for a determination of their legal rights.

12.   Beneficial Ownership of and Trading in Securities of Viceroy

        No securities of Viceroy, including Viceroy Shares, are owned beneficially, directly or indirectly, nor is control or direction exercised over any securities of Viceroy, by Yamana or its directors or senior officers or, to the knowledge of such directors and senior officers after reasonable inquiry, by (a) any associate of a director or senior officer of Yamana, (b) any Person holding more than 10% of any class of Yamana's equity securities or (c) any Person acting jointly or in concert with Yamana.

        During the 12 month period preceding the date of the Offer, no securities of Viceroy have been traded by Yamana or its directors or senior officers or, to the knowledge of such directors and senior officers after reasonable inquiry, by (a) any associate of a director or senior officer of Yamana, (b) any Person holding more than 10% of any class of Yamana's equity securities or (c) any Person acting jointly or in concert with Yamana.

        No Person named under this Section 12 of the Circular will receive any direct or indirect benefit from the consummation of the Offer or from accepting or refusing to accept the Offer, other than the consideration available to any Shareholder who participates in the Offer.

13.   Prior Distributions of Viceroy Shares and Viceroy Dividend Policy

Prior Distributions

        On November 18, 2003, Viceroy completed a private placement for a total of 4,200,000 units for gross proceeds of C$2,100,000. Each unit consisted of one Viceroy Share and one warrant entitling the holder to purchase one additional common share at a price of C$0.60 until November 18, 2006. In addition, brokers involved received commission of C$102,300 cash and 350,000 warrants (valued at C$75,680) to acquire an additional 350,000 Viceroy Shares at an exercise price of C$0.60 per Viceroy Share until November 18, 2004. All above-described warrants were exercised in 2004.

        On December 6, 2004, Viceroy completed a private placement for a total of 5,604,650 units for gross proceeds of C$12,330,230. Each unit consisted of one Viceroy Share and one-half transferable warrant each whole warrant (2,802,325 warrants) entitling the holder to purchase one additional Viceroy Share at a price of C$2.75 until December 6, 2006. In addition, brokers involved received commission of C$780,015 cash and 354,552 non-transferable warrants (valued at C$241,634) to acquire an additional 354,552 Viceroy Shares at an exercise price of C$2.75 per Viceroy Share until December 6, 2006.

        On July 5, 2005, Viceroy completed a public offering for a total of 5,750,000 Viceroy Shares for gross proceeds of C$18,687,500.

        On December 20, 2005, a total of 30,000 bonus shares were issued among three project consultants, pursuant to the Viceroy Option Plan. The shares were priced at fair value as of the date of issue.

        On February 16, 2006, Viceroy completed a public offering for a total of 9,600,000 Viceroy Shares for gross proceeds of C$60 million. The underwriters received a cash commission of C$3,000,000.

        Based on publicly available information, in the past four completed fiscal years prior to the date hereof, Viceroy has issued Viceroy Shares from time to time pursuant to the exercise of Viceroy Options and Viceroy Warrants.

Dividend Policy

        According to Viceroy's Annual Information Form for the year ended December 31, 2005, Viceroy has never paid a dividend on its common shares and does not expect to do so in the foreseeable future. Payment of any future dividends will be at the discretion of the Board of Directors of Viceroy after taking into account many factors, including Viceroy's operating results, financial condition and anticipated cash needs.

14.   Commitments to Acquire Securities of Viceroy — Lock-Up Agreements

        Except pursuant to the Offer, neither the Offeror nor any director or senior officer of the Offeror, nor to the knowledge of the directors and senior officers of the Offeror after reasonable enquiry, (a) any associate of a director or senior officer of the Offeror, (b) any Person holding more than 10% of any class of the Offeror's equity securities, nor (c) any Person acting jointly or in concert with the Offeror, has entered into any arrangement, agreement, commitment or understanding to acquire any equity securities of Viceroy, except as described below.

        On August 16, 2006, Yamana and all of the directors and officers of Viceroy entered into the Lock-Up Agreements. As of the date of the Lock-Up Agreements, the directors and officers of Viceroy represented that they beneficially owned or controlled approximately 2.7 million Viceroy Shares, representing approximately 5% of the outstanding Viceroy Shares. In addition, the directors and officers of Viceroy represented that they beneficially own or exercise control or direction over an aggregate of 2,275,000 Viceroy Options and 75,000 Viceroy Warrants. The Lock-Up Agreements set forth the terms and conditions under which the officers and directors agreed to tender their Viceroy Shares in valid acceptance of the Offer and not to withdraw such Viceroy Shares, unless a respective Lock-Up Agreement is terminated in accordance with its terms.

        The following is a summary of the principal terms of the Lock-Up Agreements. The Lock-Up Agreements contain certain customary representations and warranties of Yamana and the respective Locked-Up Shareholders. Yamana may assign all or any part of its rights under the Lock-Up Agreements to, and its obligations under the Lock-Up Agreements may be assumed by, a subsidiary of Yamana, and if such assignment and/or assumption takes place, Yamana shall continue to be liable jointly and solidarily with such subsidiary for all of its obligations under the Lock-Up Agreements.

Making of the Offer

        Pursuant to the Lock-Up Agreements, Yamana agreed to make and use its commercially reasonable efforts to complete the Offer, either directly or through a wholly-owned subsidiary, on the terms and conditions set forth in the Support Agreement. Yamana also agreed to abide by and perform its obligations under the Lock-up Agreements, the Support Agreement and the Offer subject to the terms and conditions of the Lock-up Agreements, the Support Agreement and the Offer.

Variation of the Offer

        Pursuant to the Lock-Up Agreements, Yamana may, in its sole discretion, amend the terms of the Offer to (i) increase the consideration (or the value of the consideration) offered under the Offer, (ii) extend the Expiry Time from time to time in accordance with applicable Law to a date not later than the Outside Date, or (iii) waive any condition of the Offer. However, from the date of the Lock-Up Agreements until the earlier of the Expiry Time and the termination of the Lock-Up Agreements in accordance with their terms, Yamana may not, without the prior written consent of the Locked-Up Shareholders, amend any provision under the Support Agreement to provide for lesser consideration per Viceroy Share under the Offer, to change the form or nature of the consideration payable under the Offer or in any other respect that is material and adverse to the interests of the Locked-Up Shareholders, including modifying the conditions of the Offer or imposing additional conditions to the Offer, amending the treatment of Viceroy Options and Viceroy Warrants under the Offer, the covenants of Viceroy or Yamana or any of the provisions relating to Superior Proposals, Yamana's right to match an Acquisition Proposal, or provisions relating to the term, termination, amendment or waiver under the Support Agreement.

Deposit of Shares; Support of the Offer

        Each Locked-Up Shareholder agreed that it would, on or before the fifth Business Day following the mailing of the Offer to the Shareholders, cause all of the Viceroy Shares held by such Locked-Up Shareholder as of such date, and subsequent thereto, forthwith cause any Viceroy Shares subsequently obtained upon the exercise of outstanding Viceroy Options, Viceroy Warrants or otherwise, to be validly tendered in valid acceptance of the Offer and each agreed not to withdraw or take any action to withdraw those Viceroy Shares deposited under the Offer notwithstanding any statutory rights or rights it may otherwise have under the Offer except as provided under the Lock-Up Agreements. Each Locked-Up Shareholder also covenanted and irrevocably agreed that from the date of its Lock-Up Agreement until the earlier of the Expiry Time and the termination of the Lock-Up Agreements it will:

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  not directly or indirectly solicit, initiate, assist or knowingly encourage the initiation or continuation of a potential Acquisition Proposal;

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  immediately cease any existing discussions or negotiations that it may be having with any parties, other than Yamana, with respect to any potential Acquisition Proposal;

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  promptly notify Yamana of every communication received by the Locked-up Shareholder in connection with any potential bona fide Acquisition Proposal that could reasonably be considered to be comparable to the Offer, or more favourable to the Viceroy Shareholders than the Offer, and will promptly provide to Yamana (i) a written description of the material terms and conditions of such potential Acquisition Proposal; and (ii) a written description of any change to the material terms or conditions of such potential Acquisition Proposal, subject to any confidentiality obligations of the Locked-Up Shareholder to the person who proposed the relevant Acquisition Proposal;

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  not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey any of its Viceroy Shares, or any right or interest therein (direct or indirect), to any person or group or agree to do any of the foregoing except pursuant to the Offer;

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  not grant or agree to grant any proxy or other right to vote its Viceroy Shares, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind as to its Viceroy Shares;

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  not take any other action of any kind that could be regarded as possibly reducing the success of, or delaying or interfering with the completion of the Offer and the other transactions contemplated by the Support Agreement;

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  not tender or vote any of its Viceroy Shares in favour of any Acquisition Proposal;

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  use all commercially reasonable best efforts in its capacity as a holder of Viceroy Shares to assist Viceroy and Yamana successfully to complete the Offer and the other transactions contemplated by its Lock-Up Agreement and the Support Agreement;

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  not purchase or obtain or enter into any agreement or right to purchase any additional Viceroy Shares or any other securities of Viceroy from and including the date of its Lock-Up Agreement until the termination of its Lock-Up Agreement, other than Viceroy Shares issued upon the exercise of Viceroy Options; and

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  not, without the prior written consent of Yamana, make any commitment or representation to any sales representative or employee of Viceroy or any of its affiliates as to incentive plans, retention plans or any other compensation or services that may be offered to such person prior to or following completion of the Offer or any of the other transactions contemplated by the Support Agreement, provided that, if the respective Lock-Up Shareholder is a director or officer of Viceroy, none of the foregoing covenants shall restrict the Locked-Up Shareholder from discharging his or her fiduciary obligations to Viceroy or from otherwise acting in accordance with the provisions of the Support Agreement.

        Each Locked-Up Shareholder further covenants and agrees in favour of Yamana that, from August 16, 2006 until the earlier of (i) the Expiry Time and (ii) the termination of its Lock-Up Agreement in accordance with its terms, the respective Locked-Up Shareholder, except as permitted by the Lock-Up Agreement: (a) covenants to vote all Viceroy Shares directly or indirectly beneficially owned by such Locked-Up Shareholder, or execute and deliver a proxy to vote such Viceroy Shares, (x) in favour of any transaction that Yamana may elect to effect, which transaction is similar to, and no less advantageous to the Locked-Up Shareholder than, the Offer but requires approval by the Viceroy Shareholders at a meeting of the Viceroy Shareholders, such as an amalgamation or plan of arrangement; and (y) against any proposed action by Viceroy or its shareholders or affiliates or any other person (i) in furtherance of any Acquisition Proposal, (ii) that could be regarded as possibly preventing or delaying the successful completion of the Offer or the other transactions contemplated by the Support Agreement and the Lock-Up Agreement or (iii) without limiting the generality of the foregoing, any resolution to remove or change any of the directors of Viceroy, except, in each case, with the prior written consent of Yamana; (b) covenants, upon request of Yamana, to complete, execute and deliver a form of proxy in favour, and in accordance with the instructions, of Yamana with respect to the foregoing matters; and (c) represents and warrants to Yamana that any proxies dated prior to the date of the Lock-Up Agreement given in respect of the Locked-Up Shareholder's Viceroy Shares are not irrevocable, and hereby revokes any and all such proxies still in effect.

Termination of the Lock-Up Agreement

        A Lock-Up Agreement may be terminated at any time by a written instrument mutually executed by all parties thereto. Yamana, when not in material default in the performance of its obligations under a Lock-Up Agreement, may, without prejudice to any of its rights under such Lock-Up Agreement and in its sole discretion, terminate the Lock-Up Agreement by written notice to the Locked-Up Shareholder if any of the representations and warranties of the Locked-Up Shareholder under the Lock-Up Agreement shall not be true and correct in all material respects or the Locked-Up Shareholder shall not have complied with its covenants to Yamana contained in the Lock-Up Agreement or the Support Agreement has been terminated. A Locked-Up Shareholder, when not in material default in its performance of its obligations under its Lock-Up Agreement, may, without prejudice to any of its rights under the Lock-Up Agreement and in its sole discretion, terminate the Lock-Up Agreement by written notice to Yamana if any of the representations and warranties of Yamana under the Lock-Up Agreement shall not be true and correct in all material respects, Yamana shall not have complied with its covenants to the Locked-Up Shareholder contained in the Lock-Up Agreement, the Support Agreement has been terminated or the Viceroy Shares deposited by the Locked-Up Shareholder under the Offer have not, for any reason, been taken up and paid for on or before the expiration of ten days after the Expiry Time or on such earlier date as may be required under applicable securities laws.

        In addition, unless extended by mutual agreement of a Locked-Up Shareholder and Yamana, its Lock-Up Agreement shall automatically terminate on the first to occur of (i) the Expiry Time, and (ii) the Outside Date. If the Lock-Up Agreement is terminated in accordance with its terms, the provisions of the Lock-Up Agreement will become void and no party to the Lock-Up Agreement shall have liability or obligations to any other party to the Lock-Up Agreement, except in respect of a breach of the Lock-Up Agreement that occurred prior to such termination, and the Locked-Up Shareholder shall be entitled to withdraw its Viceroy Shares from the Offer.

15.   Arrangements, Agreements, Commitments or Understandings

        There are no arrangements, agreements, commitments or understandings made or proposed to be made between the Offeror and any of the directors or senior officers of Viceroy and no payments or other benefits are proposed to be made or given by the Offeror to such directors or senior officers as compensation for loss of office or as compensation for remaining in or retiring from office if the Offer is successful, other than the following severance payments to the senior officers and directors of Viceroy pursuant to their consulting and employment agreements with Viceroy:

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  to Patrick Downey & Associates Ltd., the wholly owned corporation of Patrick G. Downey, President, Chief Executive Officer and Director of Viceroy, payment equal to 24 months compensation which is C$8,333.33 per month.

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  to Patrick Downey, salary and unused vacation pay through the last day of employment with Viceroy (or a minimum of three months salary); a payment equal to 24 months salary which is C$140,000 annually; any earned but unpaid annual bonus compensation for the prior contract year and bonuses Mr. Downey would have received had he remained in the employ of Viceroy for the unexpired one year term; and benefits to Mr. Downey and his immediate family under the existing plans and policies of Viceroy for a period of three months from termination.

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  to Keewatin Consultants, a division of Chintz & Co., 49.6% held by Ronald Netolitzky, Chairman and Director of Viceroy, a payment equal to 24 months compensation which is C$9,166.67 per month.

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  to John Fairchild, Chief Financial Officer of Viceroy, compensation equal to 365 days payment at Mr. Fairchild's daily rate of C$600.

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  to Michele Jones, Corporate Secretary of Viceroy, salary and unused vacation pay through the last day of her employment with Viceroy (or a minimum of three months salary); a payment equal to 18 months salary which is C$120,000 annually; any earned but unpaid annual bonus compensation for the prior contract year and bonuses Ms. Jones would have received had she remained in the employ of Viceroy for the unexpired one year term; and benefits to Ms. Jones and her immediate family under the existing plans and policies of Viceroy for a period of three months from termination.

        Other than the Lock-Up Agreements, as of the date hereof, there are no contracts, arrangements or understandings, formal or informal, between Yamana and any securityholder of Viceroy with respect to the Offer or between Yamana and any person or company with respect to any securities of Viceroy in relation to the Offer.

16.   Support Agreement

        The following is a summary of the material provisions of the Support Agreement and is qualified in its entirety by the full text of the Support Agreement filed by Yamana with the Canadian securities regulatory authorities and available under the profile of Yamana at www.sedar.com

        Yamana may assign all or any part of its rights under the Support Agreement to, and its obligations under the Lock-Up Agreements may be assumed by, a subsidiary of Yamana, provided that if such assignment and/or assumption takes place, Yamana shall continue to be liable jointly and solidarily with such subsidiary for all of its obligations under the Support Agreement.

Approval by Board of Directors

        On August 16, 2006, Yamana and Viceroy entered into the Support Agreement pursuant to which Yamana agreed to make the Offer. Viceroy has represented and warranted to Yamana in the Support Agreement that, upon the recommendation of the Special Committee, the Board of Directors of Viceroy has determined unanimously that the Offer is in the best interests of Viceroy and the Shareholders and has resolved to support the Offer and to recommend to the Shareholders that they accept the Offer. The Board of Directors of Viceroy has approved unanimously the execution and performance of the Support Agreement.

Cease Negotiation

        As agreed under the terms of the Support Agreement, Viceroy has agreed to and has caused its officers, directors, employees, representatives and agents and its subsidiaries to, immediately terminate any existing discussions or negotiations with any parties (other than Yamana) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal and in connection therewith Viceroy has discontinued access to any data rooms (virtual or otherwise) and has requested the return or destruction of all material including, incorporating or otherwise reflecting any information regarding Viceroy and its subsidiaries. Viceroy has agreed not to release any third party from any confidentiality agreement or standstill agreement (except to allow such third party to prepare a Superior Proposal) and shall not waive the application of the Viceroy Rights Plan in favour of any third party (except to the extent such third party makes a Superior Proposal or as otherwise required by the terms of the Viceroy Rights Plan).

No Solicitation

        Under the terms of the Support Agreement, Viceroy shall not, directly or indirectly, through any officer, director, employee, representative (including, for greater certainty, any financial or other advisors) or agent of Viceroy or any of its subsidiaries, take any action to (i) solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or offers regarding, constituting or that may reasonably be expected to lead to, an Acquisition Proposal, (ii) participate in any discussions or negotiations regarding an Acquisition Proposal, (iii) withdraw, modify, or qualify or propose publicly to withdraw, modify or qualify, in a manner adverse to Yamana, the approval of the Board of Directors of Viceroy, or any committee thereof, of the Offer, (iv) approve, recommend or remain neutral with respect to, or propose publicly to approve or recommend, any Acquisition Proposal or (v) accept, support or enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement in respect of an Acquisition Proposal; provided that nothing contained in the Support Agreement shall prevent the Board of Directors of Viceroy from taking any of the actions described in clauses (i) through (v) above in respect of a bona fide, written Acquisition Proposal received after the date of the Support Agreement that constitutes a Superior Proposal or which the Board of Directors of Viceroy reasonably believes could likely lead to a Superior Proposal or which is otherwise permitted under Section 7.1 of the Support Agreement.

Notice of Acquisition Proposals

        Under the terms of the Support Agreement, Viceroy shall promptly (and in any event within 24 hours) notify Yamana of, at first orally and then in writing, any Acquisition Proposal or written inquiry that could lead to an Acquisition Proposal, in each case received after August 16, 2006 of which any of its directors or officers become aware, or any amendments to the foregoing, or any request for non-public information relating to Viceroy or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Viceroy or any of its subsidiaries by any person that informs Viceroy or such subsidiary that it is considering making, or has made, an Acquisition Proposal and any amendment thereto and, provided Yamana agrees to such requests as to the confidentiality to be afforded in respect of such Acquisition Proposal that the person proposing the Acquisition Proposal may reasonably request, Viceroy shall provide Yamana with a written description of the material terms and conditions of any such Acquisition Proposal or inquiry, and shall provide the identity of the person making any such Acquisition Proposal or inquiry and such other details of the proposal or inquiry as Yamana may reasonably request. Viceroy shall keep Yamana (i) fully informed of the status, including any change to the material terms of any such Acquisition Proposal or inquiry; and (ii) provide Yamana with copies of all correspondence and other written material sent or provided to Viceroy from any person in connection with any Acquisition Proposal or inquiry or sent or provided by Viceroy to any person in connection with any Acquisition Proposal or inquiry immediately after receipt or delivery thereof.

        If Viceroy receives a request for material non-public information from a person who proposes an unsolicited bona fide Acquisition Proposal and the Board of Directors of Viceroy determines that such proposal would be, if consummated in accordance with its terms, a Superior Proposal or reasonably determines that such Acquisition Proposal could likely lead to a Superior Proposal, then, and only in such case, the Board of Directors of Viceroy may, subject to the execution by such person of a confidentiality agreement having substantially the same terms as the Confidentiality Agreement, provide such person with access to information regarding Viceroy; provided, however, that the person making the Acquisition Proposal shall not be precluded thereunder from making the Acquisition Proposal, and provided further that Viceroy sends a copy of any such confidentiality agreement to Yamana immediately upon its execution and Yamana is immediately provided with a list of all information provided to such person and is immediately provided with access to information similar to that which was provided to such person.

Right to Match

        Under the terms of the Support Agreement, Viceroy has agreed not to accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than a confidentiality agreement as permitted pursuant to certain non-solicitation provisions of the Support Agreement) unless (a) the Acquisition Proposal constitutes a Superior Proposal, (b) Viceroy has complied with its obligations under the Support Agreement in respect of, among others, non-solicitation, notice of acquisition proposals, Yamana's right to match, the agreement as to termination payments and reimbursement of expenses described below, and has provided Yamana with a copy of the Acquisition Proposal, (c) Viceroy has provided Yamana with notice in writing that there is a Superior Proposal together with all documentation related to and detailing the Superior Proposal (including a copy of the confidentiality agreement between Viceroy and the person making the Superior Proposal if not previously delivered) at least four business days prior to the date on which the Board of Directors of Viceroy proposes to accept, approve, recommend or to enter into any agreement relating to such Superior Proposal, (d) a period (the "Response Period") of four business days shall have elapsed from the later of the date Yamana received notice of Viceroy's proposed determination to accept, approve, recommend or to enter into any agreement relating to such Superior Proposal, and the date Yamana received a copy of the written proposal in respect of the Acquisition Proposal and, if Yamana has offered to amend the terms of the Offer in accordance with the right to match provisions of the Support Agreement, during such four business day period, the Board of Directors of Viceroy (after receiving advice from its financial advisors and outside legal counsel) shall have determined in good faith and by formal resolution that the Acquisition Proposal continues to be a Superior Proposal compared to the proposed amendment to the terms of the Offer by Yamana, (e) Viceroy concurrently terminates the Support Agreement pursuant to section 8.2(1)(f) thereof, and (f) Viceroy has previously paid, or concurrently will pay, to Yamana the termination payment in the amount of C$20.1 million as required by the Support Agreement.

        During the Response Period, Yamana will have the right, but not the obligation, to offer to amend the terms of the Offer. The Board of Directors of Viceroy will review, in good faith in exercise of its fiduciary duties, any such proposal by Yamana to amend the terms of the Offer, including an increase in, or modification of, the consideration to be received by the holders of Viceroy Shares, to determine whether the Acquisition Proposal to which Yamana is responding would be a Superior Proposal when assessed against the Offer as it is proposed by Yamana to be amended. If the Board of Directors of Viceroy does not so determine, the Board of Directors of Viceroy will promptly reaffirm its recommendation of the Offer, as amended. Yamana and its legal counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release prior to its issue. If the Board of Directors of Viceroy does so determine, Viceroy may on termination of the Support Agreement in accordance with section 8.2(1)(f) thereof and the payment of the termination payment in the amount of C$20.1 million, approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

Termination Payments

        Viceroy has agreed to pay to Yamana an amount of C$20.1 million as a termination payment, if the Offer is not consummated because any of the following events occur:

  (a)
  Yamana terminates the Support Agreement as a result of the Board of Directors of Viceroy having (i) withdrawn or modified in a manner adverse to Yamana its approval or recommendation of the Offer and the transactions contemplated by the Support Agreement (unless Yamana shall have made a misrepresentation as of August 16, 2006 or breached a covenant under the Support Agreement in such a manner that Viceroy would be entitled to terminate the Support Agreement in accordance with the terms thereof or unless there has occurred a Material Adverse Effect relating to Yamana); or (ii) approved or recommended an Acquisition Proposal or entered into a binding written agreement in respect of an Acquisition Proposal (other than a permitted confidentiality agreement pursuant to the Support Agreement);

  (b)
  Viceroy shall have terminated the Support Agreement in order to enter into a binding written agreement with respect to a Superior Proposal (other than a permitted confidentiality agreement pursuant to the Support Agreement), subject to compliance with the non-solicitation and right to match provisions of the Support Agreement; or

  (c)
  Viceroy shall have materially breached its non-solicitation or right to match obligations under the Support Agreement.

Conditions; Extension of the Offer

        The Support Agreement provides that the Offer is subject to certain conditions including, among other things, that not less than 66 2/3% of the outstanding Viceroy Shares, on a fully-diluted basis, shall have been validly deposited under the Offer and not withdrawn. See Section 2 of the Offer, "Conditions of the Offer". Yamana may, under the terms of the Support Agreement, waive in writing at any time, in whole or in part, any condition of the Offer. Yamana has agreed pursuant to the Support Agreement that it will not impose additional conditions to the Offer or amend, modify or change the terms and conditions of the Offer in a manner that is adverse to Shareholders without the prior written consent of Viceroy, other than (i) subject to the Outside Date, to extend the Expiry Date if, on the Expiry Date on which the Offer is scheduled to expire, any of the conditions to the Offer shall not be satisfied or waived by Yamana, until such time as such conditions are satisfied or waived by Yamana or (ii) to comply with the legal obligations of Yamana with respect to any amendment, modification or change of the Offer.

Outstanding Viceroy Options and Certain Other Purchase Rights

        The Offer shall be extended to Viceroy Shares issuable upon the exercise of Viceroy Options and Viceroy Warrants that are outstanding as at August 16, 2006.

        Subject to obtaining all necessary regulatory approvals, the board of directors of Viceroy and Yamana shall take the necessary actions to provide that each Viceroy Option holder shall receive upon the exercise of such options after a Subsequent Acquisition Transaction or a Compulsory Acquisition in accordance with the terms of such options, and shall accept in lieu of the number of Viceroy Shares otherwise issuable upon such exercise, the number of Yamana Shares that such holder would have been entitled to receive as a result of the Offer, if such holder was the registered holder of the number of Yamana Shares to which such holder was entitled upon such exercise immediately prior to the effective time of a Subsequent Acquisition Transaction and otherwise on the same terms and conditions as the Viceroy Options.

        No offer shall be made for Viceroy Warrants. Upon the exercise of any Viceroy Warrants after a Subsequent Acquisition Transaction the holder of any such Viceroy Warrants shall receive, in lieu of the number of Viceroy Shares otherwise issuable upon such exercise, that number of Yamana shares that such holder would have been entitled to receive as a result of the Offer, if such holder had been the registered holder of the number of Viceroy Shares to which such holder was entitled upon exercise thereof immediately prior to the effective time of a Subsequent Acquisition Transaction.

        Yamana shall use reasonable commercial efforts to take all steps (including seeking all necessary regulatory and shareholder approvals and executing assumption agreements) to ensure that all Viceroy Warrants outstanding immediately prior to the effective time of a Subsequent Acquisition Transaction will, as part of such Subsequent Acquisition Transaction, subject to receipt of such regulatory and shareholder approvals, become securities of Yamana exercisable to purchase Yamana shares on the basis described above.

Representation and Warranties

        The Support Agreement contains a number of customary representations and warranties of Yamana and Viceroy relating to, among other things: corporate status and reporting issuer status; capitalization; and the corporate authorization and enforceability of, and board approval of, the Support Agreement and the Offer.

        The representations and warranties also address various matters relating to the business, operations and properties of each of the parties and their respective subsidiaries, including: accuracy of financial statements; absence of undisclosed liabilities; absence of any Material Adverse Effect and certain other changes or events since the date of the last audited financial statements; tax matters; compliance with laws, licenses and permits; insurance; environmental matters; title to properties and location of assets; preparation and disclosure of mineral reserves and resource estimates; operational matters; accuracy of reports required to be filed with applicable securities regulatory authorities; absence of defaults under instruments evidencing any indebtedness or other contracts; employment and labour matters; absence of litigation or other actions which if determined adversely would reasonably be expected to have a Material Adverse Effect; intellectual property; existence and maintenance of disclosure controls and procedures; and maintenance of internal controls over financial reporting.

        These representations and warranties terminate upon the earlier of the Effective Date or the date on which the Support Agreement is terminated in accordance with its terms.

Other Covenants

        The Support Agreement also contains customary negative and positive covenants by Yamana and Viceroy. Among other things, Viceroy has agreed that its business and that of its material subsidiaries shall be conducted only in compliance with any material contracts to which it is a party and in the usual and ordinary course of business consistent with past practice, until the earlier of the Effective Date and the time the Support Agreement is terminated in accordance with its terms, unless Yamana shall otherwise agree in writing. Viceroy also agreed to use all commercially reasonable efforts to maintain and preserve its and its material subsidiaries' business organization, assets, employees, goodwill and business relationships. Viceroy has agreed that it will not and will cause its subsidiaries not to take certain actions specified in the Support Agreement, including paying dividends or making other distributions on the Shares.

        In addition, Viceroy has agreed under the Support Agreement to, and to cause its subsidiaries to, perform all obligations required or desirable to be performed by Viceroy or any of its subsidiaries under the Support

Agreement, co-operate with Yamana in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Support Agreement and, where appropriate, to cause its subsidiaries to, among other things: (a) apply for and use all reasonable commercial efforts to obtain all Regulatory Approvals relating to Viceroy or any of its subsidiaries which are required and are typically applied for by an offeree and, in doing so, keep Yamana reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals; (b) immediately defer the separation time of the Rights (as defined in the Viceroy Rights Plan) in respect of the Offer and to continue to defer separation of the Rights with respect to the Offer (Viceroy agrees that, immediately prior to the Expiry Time, it shall waive or suspend the operation of or otherwise render the Viceroy Rights Plan inoperative in respect of the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction); (c) use reasonable commercial efforts to cause to be delivered to Yamana, any consents of its independent auditors reasonably requested by Yamana under all applicable Securities Law, including consents to the incorporation by reference of the reports of such auditors on the financial statements of Viceroy into the Offer and Circular and all such other filings to be made; (d) in the event that Yamana acquires more than 20% but less than 50% of the Viceroy Shares pursuant to the Offer, then promptly upon the purchase by Yamana of Viceroy Shares on the Effective Date, Viceroy acknowledges that Yamana shall be entitled to designate such number of members of the Board of Directors of Viceroy, and any committees thereof, as is proportional to the percentage of the outstanding Viceroy Shares owned by Yamana, and Viceroy shall not frustrate Yamana's attempts to do so and covenants to co-operate with Yamana, subject to all applicable laws, to enable Yamana's designees to be elected or appointed to the board of directors of Viceroy; (e) forthwith at the request of Yamana, upon confirmation that Yamana beneficially owns more than 50% of the Viceroy Shares, use its reasonable commercial efforts to assist in effecting the resignations of the Viceroy directors and causing them to be replaced by persons nominated by Yamana; (f) if within 120 days following the date of the Offer, Yamana takes up and pays for Viceroy Shares under the Offer representing no less than 50% of the outstanding Viceroy Shares, then Viceroy agrees that it will assist Yamana in connection with any Subsequent Acquisition Transaction to acquire the remaining Viceroy Shares, provided that the consideration per Viceroy Share offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration per Viceroy Share offered under the Offer; (g) defend all lawsuits or other legal, regulatory or other proceedings against Viceroy challenging or affecting the Support Agreement or the consummation of the transactions contemplated by the Support Agreement; and (h) if following the take-up of Viceroy Shares under the Offer, Yamana or one of its subsidiaries sends a notice in the manner prescribed under, and otherwise in accordance with, Section 300(3) of the BCBCA, then forthwith following the request of Yamana, Viceroy shall complete the actions contemplated in Sections 300(7) and (8) of the BCBCA.

        Yamana has agreed in the Support Agreement that, until the earlier of the Effective Date and the time the Support Agreement is terminated in accordance with its terms, it shall not: (a) make any amendment to its constating documents that would have a Material Adverse Effect on the ability of Yamana to consummate the transactions contemplated in the Support Agreement; (b) change its share capital; (c) split, combine, subdivide or reclassify any of its capital stock; (d) permit any of its material subsidiaries to reorganize, recapitalize, consolidate, dissolve, liquidate, amalgamate or merge with any other person where such action would have a Material Adverse Effect on the ability of Yamana to consummate the transactions contemplated in the Support Agreement; or (e) declare, set aside or pay any dividends on, make other distributions or return capital in respect of any of its capital stock or any other equity interests, in cash, stock, property or otherwise, except for dividends or distributions or return of capital payable by a material subsidiary of Yamana to Yamana or a wholly-owned subsidiary of Yamana and the quarterly dividend of C$0.01 per Yamana share disclosed publicly by Yamana.

Termination

        The Support Agreement includes the following termination rights, which must be exercised prior to the Effective Time:

  (a)
  Yamana or Viceroy may terminate the Support Agreement if: (i) any Law makes the making or completion of the Offer or the transactions contemplated by the Support Agreement illegal or otherwise prohibited; or (ii) the Expiry Date does not occur on or prior to the Outside Date;

  (b)
  Yamana may terminate the Support Agreement if the Board of Directors of Viceroy shall have: (i) withdrawn or modified in a manner adverse to Yamana its approval or recommendation of the Offer and the transactions contemplated by the Support Agreement (unless Yamana shall have made a misrepresentation as at August 16, 2006 or breached a covenant under the Support Agreement in such a manner that Viceroy would be entitled to terminate the Support Agreement in accordance with paragraph (d)(i) below or unless there has occurred a Material Adverse Effect relating to Yamana); or (ii) approved or recommended an Acquisition Proposal or entered into a binding written agreement in respect of an Acquisition Proposal (other than a permitted confidentiality agreement);

  (c)
  subject to the notice and cure provisions under the Support Agreement, Yamana may terminate the Support Agreement if any condition described in Section 2.3 of the Support Agreement is not satisfied or waived by Yamana at or before the Mailing Date or any conditions contained in Schedule B to the Support Agreement is not satisfied or waived by Yamana at or before the Expiry Time;

  (d)
  Viceroy may terminate the Support Agreement if: (i) subject to the notice and cure provisions under the Support Agreement, any representation or warranty of Yamana set out in the Support Agreement qualified as to materiality shall not be true and correct or any such representation or warranty not so qualified shall not be true and correct in all material respects as of August 16, 2006 and as of the Expiry Date as if made on and as of such date (except to the extent that any such representation and warranty speaks as of an earlier date which shall remain true and correct in all material respects or in all respects, as appropriate, as of that date) or Yamana shall not have performed in all material respects any covenant to be performed by it under the Support Agreement, in each case except as would not have a Material Adverse Effect relating to Yamana's ability to complete the Offer;

  (e)
  Viceroy may terminate the Support Agreement if: (i) the Offer has not been made by the Mailing Date; (ii) the Offer (or any amendment thereto other than as permitted by the Support Agreement or any amendment thereof that has been mutually agreed to by the parties to the Support Agreement) does not conform, in all material respects with the conditions to the Offer as set out in Schedule B to the Support Agreement or any amendment thereof that has been mutually agreed to by the parties; or (iii) the Offer has been terminated, withdrawn or expires. Viceroy may terminate the Support Agreement in order to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement as permitted by the Support Agreement), subject to compliance with the non-solicitation and right to match provisions of the Support Agreement;

  (f)
  Viceroy may terminate the Support Agreement if there has occurred a Material Adverse Effect relating to Yamana;

  (g)
  Yamana may terminate the Support Agreement prior to the Mailing Date, if its due diligence review pursuant to the terms of the Support Agreement results in the representations and warranties of Viceroy set out in the Support Agreement being demonstrated to be inaccurate in any material respect, or demonstrates the material non-compliance with the covenants of Viceroy set out in the Support Agreement or results in the discovery of an undisclosed material fact which would or could reasonably have a Material Adverse Effect on Viceroy; or

  (h)
  Viceroy may terminate the Support Agreement prior to the Mailing Date, if its due diligence review pursuant to the terms of the Support Agreement results in the representations and warranties of Yamana set out in the Support Agreement being demonstrated to be inaccurate in any material respect, or demonstrates the material non-compliance with the covenants of Yamana set out herein or results in the discovery of an undisclosed material fact which would or could reasonably have a material adverse effect on Yamana.

D&O Insurance

        From and after the Effective Date and for a period ending six years after the Expiry Time, Yamana shall cause Viceroy or any successor to Viceroy to maintain Viceroy's current directors' and officers' insurance policy (or a policy reasonably equivalent) (the "D&O Policy") on terms and conditions which are no less advantageous to the directors and officers of Viceroy than those contained in the policy in effect on August 16, 2006, for all present and former directors and officers of Viceroy, covering claims made prior to or within six years after the Expiry Time. After the Effective Date, Yamana shall cause Viceroy (or any successor) to indemnify the current and former directors and officers of Viceroy to the extent to which they are indemnified as of August 16, 2006 under Viceroy's respective charter, by-laws, applicable Law and contracts of indemnity.

17.   Acceptance of the Offer

        Other than the Lock-Up Agreements, the Offeror has not entered into any agreement, arrangement or understanding with any Shareholders with respect to the Offer, or with any Person with respect to any securities of Viceroy and the Offer.

18.   Material Changes and Other Information

        The Offeror is not aware of any information that indicates that any material change has occurred in the affairs of Viceroy since June 30, 2006, the date of the last published interim financial statements of Viceroy, other than as disclosed herein or otherwise publicly disclosed by Viceroy, and the Offeror does not have any knowledge of any material facts concerning the securities of Viceroy or any other matter that has not previously been generally disclosed and that would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

19.   Effect of the Offer on the Market for and Listing of Viceroy Shares

        The purchase of Viceroy Shares by the Offeror pursuant to the Offer will reduce the number of Viceroy Shares that might otherwise trade publicly and will reduce the number of holders of Viceroy Shares and, depending on the number of Viceroy Shares acquired by the Offeror, could adversely affect the liquidity and market value of the remaining Viceroy Shares held by the public.

        The rules and regulations of the TSX and the AMEX establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the Viceroy Shares from each such exchange. Among such criteria is the number of Shareholders, the number of Viceroy Shares publicly held and the aggregate market value of the Viceroy Shares publicly held. Depending on the number of Viceroy Shares purchased under the Offer, it is possible that the Viceroy Shares would fail to meet the criteria for continued listing on the TSX and/or AMEX. If this were to happen, the Viceroy Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Viceroy Shares. If permitted by applicable Law and the terms of the Viceroy Options and Viceroy Warrants, subsequent to completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, if necessary, the Offeror intends to apply to delist the Viceroy Shares from the TSX and the AMEX. If the Viceroy Shares are delisted from the TSX and the AMEX, the extent of the public market for the Viceroy Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of Viceroy Shares publicly held and the aggregate market value of the Viceroy Shares remaining at such time, the interest in maintaining a market in Viceroy Shares on the part of securities firms, whether Viceroy remains subject to public reporting requirements in Canada and the United States and other factors.

        After the purchase of the Viceroy Shares under the Offer, Viceroy may cease to be subject to the public reporting and proxy solicitation requirements of the BCBCA and the securities laws of the provinces of Canada or may request to cease to be a reporting issuer under the securities laws of such jurisdictions.

        In the United States, the Viceroy Shares are currently registered under the U.S. Exchange Act. Such registration may be terminated upon application by Viceroy to the SEC if the Viceroy Shares are not listed on a U.S. national securities exchange or quoted on NASDAQ and there are fewer than 300 record holders of the Viceroy Shares resident in the United States. The termination of registration of the Viceroy Shares under the U.S. Exchange Act would substantially reduce the information required to be furnished by Viceroy to Shareholders and to the SEC and would make certain provisions of the U.S. Exchange Act, such as the disclosure requirements of the U.S. Sarbanes-Oxley Act of 2002 and the requirements of Rule 13e-3 under the U.S. Exchange Act with respect to "going-private" transactions, no longer applicable to Viceroy. In addition, "affiliates" of Viceroy and persons holding "restricted securities" of Viceroy might be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the U.S. Securities Act. Yamana intends to seek to cause Viceroy to terminate registration of the Viceroy Shares under the U.S. Exchange Act as soon as practicable after consummation of the Offer.

20.   Regulatory Matters

        The Offeror's obligation to take-up and pay for Viceroy Shares tendered under the Offer is conditional upon all Regulatory Approvals having been obtained or concluded, or, in the case of waiting or suspensory periods, expired or terminated.

        The distribution of the Yamana Shares under the Offer is being made pursuant to statutory exemptions from the prospectus and dealer registration requirements under applicable Canadian securities laws. While the resale of Yamana Shares issued under the Offer is subject to restrictions under the securities laws of certain Canadian provinces and territories, Shareholders in such provinces and territories generally will be able to rely on statutory exemptions from such restrictions.

        Yamana has determined that Yamana does not have to make a filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States) in the United States to report its acquisition of Viceroy Shares.

21.   Certain Canadian Federal Income Tax Considerations

        In the opinion of Cassels Brock & Blackwell LLP, Canadian counsel to Yamana, the following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations generally applicable to a Shareholder who disposes of Viceroy Shares pursuant to the Offer (or pursuant to a Subsequent Acquisition Transaction) and who, for purposes of the Tax Act and at all relevant times (i) holds its Viceroy Shares and any Yamana Shares acquired pursuant to the Offer as capital property, (ii) deals at arm's length with Viceroy and Yamana, and (iii) is not affiliated with Viceroy or Yamana. Shareholders meeting such requirements are referred to as a "Holder" or "Holders" herein, and this summary only addresses such Holders.

        Viceroy Shares will generally constitute capital property to a Holder unless the Holder holds such shares in the course of carrying on a business or has acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade. Persons holding options, warrants or other rights to acquire Viceroy Shares and persons who acquired Viceroy Shares on the exercise of employee stock options are not addressed, and all such persons should consult their own tax advisors in this regard. In addition, this summary is not applicable to a Shareholder that is a "financial institution" (as defined in the Tax Act for purposes of the mark-to-market rules), a "specified financial institution" as defined in the Tax Act or a Shareholder an interest in which is a "tax shelter investment" for purposes of the Tax Act.

        This summary is based on the provisions of the Tax Act in force as at the date hereof, all proposed amendments to the Tax Act publicly announced by the Minister of Finance (Canada) before the date hereof ("Proposed Amendments") and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency ("CRA") made publicly available prior to the date hereof, and assumes that the Proposed Amendments will be enacted in the form proposed. No assurances can be given that the Proposed Amendments will be enacted or promulgated in the form proposed, or at all. This summary does not otherwise take into account or anticipate changes in law, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein. This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to Holders in all circumstances. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, all Holders should consult their own independent tax advisors for advice with respect to the income tax consequences applicable to them having regard to their own particular circumstances. The discussion below is qualified accordingly.

Holders Resident in Canada

        This part of the summary is applicable to Holders who, for purposes of the Tax Act and any applicable tax treaty are, or are deemed to be, resident in Canada (a "Resident Holder" or "Resident Holders"). Certain Resident Holders whose Viceroy Shares might not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Viceroy Shares and every "Canadian security" (as defined in the Tax Act) owned by such Resident Holders in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

Resident Holders Who Accept the Offer

Disposition of Viceroy Shares for Yamana Shares

        A Resident Holder who disposes of Viceroy Shares pursuant to the Offer in exchange for Yamana Shares will generally be considered to realize a capital gain (or capital loss) to the extent the proceeds of disposition of such Viceroy Shares net of any reasonable costs of disposition exceed (or are less than) the adjusted cost base of such Viceroy Shares.

        In the case of a Resident Holder who receives Yamana Shares, a capital gain or capital loss that would otherwise be realized on the exchange of a Viceroy Share for a Yamana Share may be deferred under the provisions of section 85.1 of the Tax Act. In general, except where (a) such a Holder has, in the Holder's income tax return for the year of sale, included any portion of the gain or loss otherwise determined from the disposition of a Viceroy Share or (b) immediately after the exchange, such a Holder, persons with whom such a Holder does not deal at arm's length for purposes of the Tax Act, or such a Holder together with such persons either controls or beneficially owns shares of the capital stock of Yamana having a fair market value of more than 50% of the fair market value of all outstanding shares of the capital stock of Yamana, the Holder will be deemed to have disposed of each of the Holder's Viceroy Shares for proceeds of disposition equal to the adjusted cost base of such share immediately before the disposition, and, in exchange therefor, will be deemed to have acquired Yamana Shares at a cost equal to such adjusted cost base. In any other case, the proceeds of disposition of such Viceroy Shares will be deemed to be equal to the fair market value of the Yamana Shares received in exchange for such Viceroy Shares, determined as at the Take-Up Date, and such Yamana Shares will be considered to have been acquired at a cost equal to such fair market value. In computing the adjusted cost base to a Holder of a Yamana Share, the cost of each Yamana Share acquired pursuant to the Offer must generally be averaged with the adjusted cost base of all other Yamana Shares owned by such Holder as capital property immediately before such acquisition.

        The provisions described above with respect to the deferral of a capital gain or a capital loss will not apply to Holders who elect to include in their income for the year of disposition any portion of the gain or loss otherwise determined. A Holder who includes any such amount in income will be deemed to have disposed of all of its Viceroy Shares for proceeds of disposition equal to the fair market value of the Yamana Shares received in exchange therefor and to have acquired such Yamana Shares at a cost equal to their fair market value. It is not possible for a Holder to elect such treatment on a portion only of the gain or loss otherwise realized on a disposition of Viceroy Shares.

Taxation of Capital Gains and Capital Losses

        Generally, a Resident Holder who does not proceed with the deferral mentioned above, will be required to include in income one-half of the amount of any capital gain as a "taxable capital gain", and will be entitled to deduct one-half of the amount of any capital loss against taxable capital gains realized in the year by such Resident Holder. To the extent one-half of such capital losses exceeds taxable capital gains realized in the year, the excess may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

        In general, a capital loss otherwise arising on the disposition of a share by a corporation may be reduced by dividends previously received or deemed to have been received thereon. Similar rules may apply where a corporation is, directly or through a trust or a partnership, a member of a partnership or a beneficiary of a trust that owns shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

        A Resident Holder that is throughout the year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay, in addition to tax otherwise payable under the Tax Act, a refundable tax of

6 2/3% of its "aggregate investment income". For this purpose, aggregate investment income includes net taxable capital gains.

        Capital gains realized by individuals and certain trusts may give rise to alternative minimum tax.

Acquisition of Viceroy Shares Not Deposited

        As described under Section 10 of this Circular, "Acquisition of Viceroy Shares Not Deposited — Compulsory Acquisition", Yamana may, in certain circumstances, acquire Viceroy Shares not deposited under the Offer pursuant to statutory rights of purchase under the BCBCA. The tax consequences to a Resident Holder of a disposition of Viceroy Shares in such circumstances will generally be similar to those described above under "Resident Holders Who Accept the Offer".

        As described in Section 10 of this Circular, "Acquisition of Viceroy Shares Not Deposited — Subsequent Acquisition Transaction", if Yamana does not acquire all of the Viceroy Shares pursuant to the Offer or by means of a Compulsory Acquisition, Yamana may propose other means of acquiring the remaining issued and outstanding Viceroy Shares. The tax consequences of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which a Subsequent Acquisition Transaction is carried out. Such tax consequences may include a deemed dividend, a capital gain or loss, or both a deemed divided and a capital gain or capital loss. Resident Holders should consult their own tax advisors for advice with respect to all income tax consequences to them of having their Viceroy Shares acquired pursuant to such transactions. This summary does not describe the tax consequences of a Subsequent Acquisition Transaction to a Resident Holder which may be materially different from those tax consequences described above.

Potential Delisting

        As described under Section 19 of this Circular, "Effect of the Offer on the Market for and Listing of Viceroy Shares", Viceroy Shares may be delisted from the TSX. In certain circumstances, a delisting could adversely affect a holder of Viceroy Shares that is a trust governed by a registered retirement savings plan (or other deferred income plan) by subjecting such holder or its annuitant or beneficiary to certain taxes and penalty provisions under the Tax Act. Resident Holders who may be so affected should consult with their own tax advisors in this regard.

Holding and Disposing of Yamana Shares

        In the case of a Resident Holder who is an individual, dividends received or deemed to be received on Yamana Shares will be included in computing the Resident Holder's income, and will be subject to the normal gross-up and dividend tax credit rules under the Tax Act. Draft legislation released by the Minister of Finance (Canada) on June 29, 2006 proposes to enhance the gross-up and dividend tax credit for eligible dividends received after 2005 from taxable Canadian corporations. Eligible dividends will generally include dividends paid after 2005 by taxable Canadian corporations, which dividends have been designated as eligible dividends by the dividend-paying corporation. A Resident Holder that is a "private corporation" or a "subject corporation" (as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on Yamana Shares to the extent such dividends are deductible in computing such corporation's taxable income.

        A disposition or deemed disposition of Yamana Shares by a Resident Holder will be subject to the normal rules under the Tax Act. (See "Taxation of Capital Gains and Capital Losses" above.) Provided that they are listed on a prescribed stock exchange, which includes the TSX, or that Yamana continues to qualify as a "public corporation" for the purposes of the Tax Act, Yamana Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Holders Not Resident in Canada

        This portion of the summary is applicable to Holders who, at all relevant times for purposes of the Tax Act, have not been and are not resident in Canada or deemed to be resident in Canada and do not use or hold, and are not deemed to use or hold their Viceroy Shares in carrying on a business in Canada. Holders meeting all such requirements are hereinafter referred to as a "Non-Resident Holder" or "Non-Resident Holders", and this part of the summary only addresses such Non-Resident Holders. Special rules, which are not discussed in this summary, may apply to a non-Canadian resident holder that is an insurer that carries on an insurance business in Canada and elsewhere.

Non-Resident Holders Who Accept the Offer

        A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Viceroy Shares pursuant to the Offer unless such shares are or are deemed to be "taxable Canadian property" as defined in the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable tax treaty.

        Generally, Viceroy Shares will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that such shares are listed on a prescribed stock exchange (which includes the TSX) at that time, unless:

  (a)
  at any time during the 60 month period ending at the time of disposition of the Viceroy Shares by such Non-Resident Holder, the Non-Resident Holder, persons not dealing at arm's length with such Non-Resident Holder, or any combination thereof owned 25% or more of the issued shares of any class or series of the capital stock of Viceroy; or

  (b)
  the Non-Resident Holder's Viceroy Shares were acquired in certain types of tax deferred exchanges in consideration for property that was itself taxable Canadian property or are otherwise deemed to be taxable Canadian property.

        If the Viceroy Shares are taxable Canadian property to a Non-Resident Holder, the recognition of a capital gain or loss on the disposition of Viceroy Shares as a result of acceptance of the Offer would in general be determined in the manner and subject to the tax treatment described above under "Holders Resident in Canada", subject to the terms of any applicable income tax treaty between Canada and the country of residence of the Non-Resident Holder. Non-Resident Holders who hold Viceroy Shares as taxable Canadian property should consult with their own tax advisors.

Acquisition of Viceroy Shares Not Deposited

        As described in Section 10 of this Circular, "Acquisition of Viceroy Shares Not Deposited", Yamana may, in certain circumstances, acquire Viceroy Shares pursuant to a Compulsory Acquisition. If the Viceroy Shares are not listed on a prescribed stock exchange at the time of disposition, they will be "taxable Canadian property" to a Non-Resident Holder. See discussion below under the heading "Potential Delisting". Where a Non-Resident Holder disposes of Viceroy Shares that are taxable Canadian property to the holder, the disposition may give rise to a capital gain. If such capital gain is not exempt from Canadian income tax under the terms of an applicable income tax treaty, the tax consequences as described above under "Taxation of Capital Gains and Capital Losses" generally will apply.

        In the event Yamana undertakes a Subsequent Acquisition Transaction involving Viceroy, the tax consequences to Non-Resident Holders that do not tender their Viceroy Shares under the Offer would depend upon the exact manner that the particular transaction is undertaken. Such tax consequences may include a deemed dividend, a capital gain or loss, or both a deemed divided and a capital gain or capital loss.

        Any interest or dividends received or deemed received by Non-Resident Holders in connection with the disposition of their Viceroy Shares will be subject to non-resident withholding tax at a rate of 25% or such lower rate as may be provided for under the terms of an applicable income tax treaty.

        Non-Resident Holders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Viceroy Shares acquired pursuant to such transactions.

Potential Delisting

        As described under Section 19 of this Circular, Viceroy Shares may be delisted from the TSX and AMEX. If the Viceroy Shares are not listed on a prescribed stock exchange at the time of disposition by a Non-Resident Holder, Viceroy Shares will be taxable Canadian property to the Non-Resident Holder and the Non-Resident Holder may be subject to tax under the Tax Act in respect of any capital gain realized on such disposition, subject to relief under an applicable tax treaty. If Viceroy Shares are taxable Canadian property, the notification and withholding provisions of section 116 of the Tax Act will apply to a Non-Resident Holder in which case the Non-Resident Holder will be required to comply with the notice requirements in Section 116 of the Tax Act, and Yamana may be required to withhold an amount from any payment to the Non-Resident Holder pursuant to the Tax Act. Non-Resident Holders should consult with their own tax advisors with respect to the potential income tax consequences to them of not disposing of their Viceroy Shares pursuant to the Offer.

Holding and Disposing of Yamana Shares

        Dividends paid or deemed to be paid to a Non-Resident Holder on Yamana Shares will be subject to non-resident withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty. Where the Non-Resident Holder is a U.S. resident entitled to benefits under the Tax Treaty and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%.

        Provided the Yamana Shares are listed on a prescribed stock exchange at all relevant times, a Non-Resident Holder will generally not be liable to Canadian income tax on a disposition or deemed disposition of Yamana Shares (including a disposition by the Depositary on behalf of such Non-Resident Holder) unless the Non-Resident Holder's Yamana Shares are, or are deemed to be, taxable Canadian property and the Non-Resident Holder is not entitled to relief under an applicable tax treaty.

22.   Certain United States Federal Income Tax Considerations

        The following is a summary of the anticipated material U.S. federal income tax consequences to U.S. Holders (as defined below) arising from and relating to the Acquisition.

        This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Acquisition. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the Acquisition to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. U.S. Holders should consult their own tax advisors regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the Acquisition.

No Legal Opinion or IRS Ruling

        No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Acquisition to U.S. Holders. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Disclosure

Authorities

        This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

        For purposes of this summary, a "U.S. Holder" is a beneficial owner of Viceroy Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state in the U.S., or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

        A "non-U.S. Holder" is a beneficial owner of Viceroy Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the Acquisition to non-U.S. Holders. Accordingly, non-U.S. Holders should consult their own tax advisors regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application and operation of any income tax treaties) of the Acquisition.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

        This summary does not address the U.S. federal income tax consequences of the Acquisition to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Viceroy Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Viceroy Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Viceroy Shares other than as a capital asset within the meaning of Section 1221 of the Code; (i) U.S. Holders that own (directly, indirectly, or constructively), or have owned (directly, indirectly, or constructively) at any time during the five year period ending on the Effective Date, ten percent (10%) or more of the total combined voting power of all classes of shares of Viceroy entitled to vote; or (j) U.S. Holders that would own or would be deemed to own (under certain attribution rules) five percent (5%) or more of the shares of stock (by vote or value) of Yamana following the completion of the Acquisition. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Acquisition.

        If an entity that is classified as a partnership for U.S. federal income tax purposes holds Viceroy Shares, the U.S. federal income tax consequences of the Acquisition to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Acquisition.

Tax Consequences in Other Jurisdictions Not Addressed

        This summary does not address the U.S. state or local tax consequences, or the tax consequences in jurisdictions other than the U.S., of the Acquisition to U.S. Holders. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the Acquisition.

U.S. Federal Income Tax Consequences of the Acquisition

Treatment of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction for U.S. Federal Income Tax Purposes

        This summary assumes that the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction will properly be treated (under the step-transaction doctrine or otherwise) as a single, integrated transaction for U.S. federal income tax purposes. However, if the consummation of the Compulsory Acquisition or a Subsequent Acquisition Transaction does not occur for a significant period of time following the Effective Date, the Offer and any such Compulsory Acquisition or Subsequent Acquisition Transaction may be treated as separate transactions for U.S. federal income tax purposes. Each U.S. Holder should consult its own tax advisor regarding whether the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction will properly be treated (under the step-transaction doctrine or otherwise) as a single, integrated transaction for U.S. federal income tax purposes.

The Acquisition as a Tax-Deferred Reorganization

        As of the date of this Circular, Yamana expects that the Acquisition may qualify as a tax-deferred reorganization under Section 368(a) of the Code (a "Reorganization"). There is a possibility, however, that the Acquisition may not qualify as a Reorganization. The requirements that must be satisfied in order for the Acquisition to qualify as a Reorganization are complex, and each U.S. Holder should consult its own tax advisor regarding these requirements.

        Whether the Acquisition qualifies as a Reorganization will depend on the resolution of numerous factual issues, some of which may not be known until the consummation of any Compulsory Acquisition or Subsequent Acquisition Transaction, and the application of complex U.S. federal income tax laws.

        The Acquisition generally will not qualify as a Reorganization if, among other things, Yamana (a) fails to acquire Viceroy Shares representing at least (i) eighty percent (80%) of the total combined voting power of all classes of shares of Viceroy entitled to vote and (ii) eighty percent (80%) of the total number of shares of each other class of shares of Viceroy, (b) purchases Viceroy Shares through the TSX Venture Exchange or AMEX for cash (or otherwise purchases Viceroy Shares for cash in connection with the Acquisition), (c) engages in a Compulsory Acquisition or Subsequent Acquisition Transaction (other than an amalgamation transaction that satisfies the requirements of a Reorganization) in which any Shareholder exercises the right to dissent and is paid cash by Yamana in exchange for such Shareholder's Viceroy Shares, or (d) engages in a Compulsory Acquisition or Subsequent Acquisition Transaction that does not satisfy the requirements of a Reorganization (either separately or when considered together with the Offer). Yamana has not determined how any Subsequent Acquisition Transaction would be structured, and as of the date of this Circular, Yamana does not expect that the U.S. federal income tax consequences to U.S. Holders will be a significant factor in determining the structure of any such Subsequent Acquisition Transaction. Accordingly, Yamana cannot provide any assurance that the Acquisition will be treated as a Reorganization.

        If the Acquisition does qualify as a Reorganization, subject to the "passive foreign investment company" rules discussed below, the following U.S. federal income tax consequences would result to U.S. Holders:

  (a)
  no gain or loss would be recognized by a U.S. Holder on the exchange of Viceroy Shares for Yamana Shares pursuant to the Acquisition;

  (b)
  the initial aggregate tax basis of a U.S. Holder in the Yamana Shares received in exchange for Viceroy Shares pursuant to the Acquisition would be equal to such U.S. Holder's aggregate adjusted tax basis in the Viceroy Shares exchanged; and

  (c)
  the holding period of a U.S. Holder for the Yamana Shares received in exchange for Viceroy Shares pursuant to the Acquisition would include such U.S. Holder's holding period for the Viceroy Shares exchanged.

The Acquisition as a Taxable Transaction

        If the Acquisition does not qualify as a Reorganization, subject to the "passive foreign investment company" rules discussed below, the following U.S. federal income tax consequences would result to U.S. Holders:

  (a)
  a U.S. Holder would recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value of the Yamana Shares received by such U.S. Holder pursuant to the Acquisition and (ii) the adjusted tax basis of such U.S. Holder in the Viceroy Shares exchanged pursuant to the Acquisition;

  (b)
  the initial tax basis of a U.S. Holder in the Yamana Shares received in exchange for Viceroy Shares pursuant to the Acquisition would be equal to the fair market value of the Yamana Shares on the date of receipt; and

  (c)
  the holding period of a U.S. Holder for the Yamana Shares received in exchange for Viceroy Shares pursuant to the Acquisition would begin on the day after the date of receipt.

        Subject to the "passive foreign investment company" rules discussed below, the gain or loss described in clause (a) immediately above generally would be capital gain or loss, which would be long-term capital gain or loss if the Viceroy Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code. Such gain or loss generally will be considered to be U.S. source gain or loss for purposes of the U.S. foreign tax credit rules.

        The U.S. federal income tax consequences of any Compulsory Acquisition or Subsequent Acquisition Transaction may depend upon the structure of such Compulsory Acquisition or Subsequent Acquisition Transaction. As discussed above, this summary assumes that the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction will properly be treated (under the step-transaction doctrine or otherwise) as a single, integrated transaction for U.S. federal income tax purposes. (See "Treatment of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction for U.S. Federal Income Tax Purposes" above). Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income tax consequences of any Compulsory Acquisition or Subsequent Acquisition Transaction.

Dissenting U.S. Holders

        A U.S. Holder that exercises the right to dissent from a Compulsory Acquisition or Subsequent Acquisition Transaction and is paid cash for all of such U.S. Holder's Viceroy Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Holder in exchange for the Viceroy Shares and (b) the adjusted tax basis of such U.S. Holder in the Viceroy Shares surrendered.

        Subject to the "passive foreign investment company" rules discussed below, such gain or loss generally will be capital gain or loss, which would be long-term capital gain or loss if the Viceroy Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code. Such gain or loss generally will be considered to be U.S. source gain or loss for purposes of the U.S. foreign tax credit rules.

Application of the Passive Foreign Investment Company Rules to the Acquisition

Passive Foreign Investment Company Status of Viceroy

        Viceroy generally will be a "passive foreign investment company" under Section 1297(a) of the Code (a "PFIC") if, for a taxable year, (a) 75% or more of the gross income of Viceroy for such taxable year is passive income or (b) on average, 50% or more of the assets held by Viceroy either produce passive income or are held for the production of passive income, based on the fair market value of such assets. "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

        Yamana believes that Viceroy was a PFIC for one or more prior taxable years, and based on information available as of the date of this Circular, Yamana expects that Viceroy will be a PFIC for the current taxable year. The determination of whether Viceroy was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations.

Effect of PFIC Rules if the Acquisition Qualifies as a Reorganization

Non-Electing U.S. Holders

        If the Acquisition qualifies as a Reorganization, if Viceroy currently is a PFIC or was a PFIC at any time during a U.S. Holder's holding period for the Viceroy Shares, certain proposed Treasury Regulations under Section 1291(f) of the Code (the "Proposed PFIC Regulations") may cause a U.S. Holders to recognize gain (but not loss) on the exchange of Viceroy Shares for Yamana Shares pursuant to the Acquisition (even though the Acquisition otherwise qualifies as a Reorganization). The effect of the Proposed PFIC Regulations on the exchange by a U.S. Holder of Viceroy Shares for Yamana Shares pursuant to the Acquisition will depend on whether such U.S. Holder has made a timely QEF Election (as defined below). (See "Application of the Passive Foreign Investment Company Rules to the Acquisition — Effect of the PFIC Rules on the Acquisition as a Taxable Transaction — U.S. Holders that Have Made a QEF Election"). In the following sections of this summary, a U.S. Holder that has made a timely and effective QEF Election will be referred to as a "QEF Electing Shareholder" and a U.S. Holder that has not made a timely QEF Election will be referred to as a "Non-QEF Electing Shareholder."

        Under the Proposed PFIC Regulations, a Non-QEF Electing Shareholder will not be required to recognize gain upon a Reorganization if such Non-QEF Electing Shareholder exchanges stock in a PFIC for stock of the same or another foreign corporation that qualifies as a PFIC for its taxable year that includes the day after the exchange. However, under the Proposed PFIC Regulations, a Non-QEF Electing Shareholder will be required to recognize gain (but not loss) upon a Reorganization if such Non-QEF Electing Shareholder exchanges stock in a PFIC for stock of the same or another foreign corporation that does not qualify as a PFIC for its taxable year that includes the day after the exchange.

        Based on information available as of the date of this Circular, Yamana does not expect that it will be a PFIC for the taxable year that includes the day after the Effective Date. The determination of whether Yamana will be a PFIC for the taxable year that includes the day after the Effective Date depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether Yamana will be a PFIC for the taxable year that includes the day after the Effective Date depends on the assets and income of Yamana over the course of such taxable year and, as a result, cannot be predicted with certainty as of the date of this Circular. Accordingly, there can be no assurance that the IRS will not challenge the determination made by Yamana concerning its PFIC status.

        If Yamana does not qualify as a PFIC for its taxable year that includes the day after the Effective Date, under the Proposed PFIC Regulations, a Non-QEF Electing Shareholder generally would recognize gain (but not loss) pursuant to the Acquisition (even if the Acquisition otherwise qualifies as a Reorganization). The amount of such gain recognized by a Non-QEF Electing Shareholder would be equal to the difference, if any, between (a) the fair market value of the Yamana Shares received by such U.S. Holder pursuant to the Acquisition and (b) the adjusted tax basis of such U.S. Holder in the Viceroy Shares exchanged pursuant to the Acquisition. The rules of Section 1291 of the Code discussed below generally will apply to such gain recognized by a Non-QEF Electing Shareholder. (See "Application of the Passive Foreign Investment Company Rules to the Acquisition — Effect of the PFIC Rules on the Acquisition as a Taxable Transaction — Non-Electing U.S. Holders").

        If Yamana does qualify as a PFIC for its taxable year that includes the day after the Effective Date, and if the Acquisition qualifies as a Reorganization, the Proposed PFIC Regulations generally would not cause a Non-QEF Electing Shareholder to recognize gain on the exchange of Viceroy Shares for Yamana Shares pursuant to the Acquisition.

QEF Electing Shareholders

        Under the Proposed PFIC Regulations, a QEF Electing Shareholder is not required to recognize gain upon a Reorganization. Accordingly, if the Acquisition qualifies as a Reorganization, the Proposed PFIC Regulations generally would not cause a QEF Electing Shareholder to recognize gain on the exchange of Viceroy Shares for Yamana Shares pursuant to the Acquisition.

Mark-to-Market Electing Shareholders

        The Proposed PFIC Regulations do not address whether a Non-QEF Electing Shareholder that has made a Mark-to-Market Election (defined below) would be required to recognize gain (but not loss) on the exchange of Viceroy Shares for Yamana Shares pursuant to the Acquisition (even though the Acquisition otherwise qualifies as a Reorganization). Each U.S. Holder that has made a Mark-to-Market Election should consult its own tax advisor regarding how such Mark-to-Market Election may affect the U.S. federal income tax consequences of the Acquisition in the event that the Acquisition qualifies as a Reorganization.

PFIC Information Reporting

        The Proposed PFIC Regulations require a Non-QEF Electing Shareholder to report certain information to the IRS on Form 8621 together with such Non-QEF Electing Shareholder's U.S. federal income tax return for the taxable year in which the Acquisition occurs. Each U.S. Holder should consult its own tax advisor regarding its information reporting responsibilities under the Proposed PFIC Regulations in connection with the Acquisition.

Status of Proposed PFIC Regulations

        The Proposed PFIC Regulations are currently drafted to be effective for transactions occurring on or after April 11, 1992. If the Proposed PFIC Regulations are adopted in their current form, the U.S. federal income tax consequences to a U.S. Holder should be as described above. However, because the Proposed PFIC Regulations have not been adopted in final form, the Proposed PFIC regulations are not currently effective and there can be no assurance that the Proposed PFIC regulations will be finally adopted in their current form or with the effective date proposed. The IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the provisions of the Code applicable to PFICs and that the rules set forth in the Proposed PFIC Regulations are a reasonable interpretation of those Code provisions.

Effect of the PFIC Rules on the Acquisition as a Taxable Transaction

Non-Electing U.S. Holders

        If the Acquisition does not qualify as a Reorganization (and is, as a result, treated as a taxable transaction for U.S. federal income tax purposes), if Viceroy currently is a PFIC or was a PFIC at any time during a U.S. Holder's holding period for the Viceroy Shares, the U.S. federal income tax consequences to such U.S. Holder of the Acquisition will depend on whether such U.S. Holder has made a timely election to treat Viceroy as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election"). A U.S. Holder that has not made either a timely QEF Election or a Mark-to-Market Election will be referred to in the following sections of this summary as a "Non-Electing U.S. Holder."

        A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to any gain recognized on the exchange of Viceroy Shares for Yamana Shares pursuant to the Acquisition (and any gain recognized on the receipt of cash for all of such Non-Electing U.S. Holder's Viceroy Shares upon the exercise of the right to dissent from a Compulsory Acquisition or Subsequent Acquisition Transaction). Under Section 1291 of the Code, any such gain must be ratably allocated to each day in such Non-Electing U.S. Holder's holding period for the Viceroy Shares. The amount of any such gain allocated to prior years of such Non-Electing U.S. Holder's holding period for the Viceroy Shares (other than years prior to the first taxable year of Viceroy beginning after December 31, 1986 for which Viceroy was not a PFIC) will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such interest is not deductible by a U.S. Holder which is not a corporation. The amount of any such gain allocated to the current year of such Non-Electing U.S. Holder's holding period for the Viceroy Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

U.S. Holders that Have Made a QEF Election

        A QEF Election generally will be "timely" if it is made for the first year in a U.S. Holder's holding period for the Viceroy Shares in which Viceroy is a PFIC. In this case, a U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents with such U.S. Holder's U.S. federal income tax return for such first year. However, if Viceroy was a PFIC in a prior year in a U.S. Holder's holding period for the Viceroy Shares, then in order to be treated as making a "timely" QEF Election, such U.S. Holder must elect to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Viceroy Shares were sold on the qualification date for an amount equal to the fair market value of the Viceroy Shares on the qualification date. The "qualification date" is the first day of the first taxable year in which Viceroy was a QEF with respect to such U.S. Holder. In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

        In order for a QEF Election made by a U.S. Holder to be effective, for each taxable year in which Viceroy was a PFIC, (a) Viceroy must have provided such U.S. Holder with a "PFIC Annual Information Statement" (as described in Treasury Regulation Section 1.1295-1(g)) and (b) such U.S. Holder must have properly filed a U.S. federal income tax return reporting such U.S. Holder's pro rata share of the "net capital gain" and the "ordinary earnings" of Viceroy under the QEF rules. Viceroy has provided U.S. Holders with PFIC Annual Information Statements for each of fiscal years 2003, 2004, and 2005.

        Any gain or loss recognized by a U.S. Holder that has made a timely QEF Election on the exchange of Viceroy Shares for Yamana Shares pursuant to the Acquisition (and any gain or loss recognized on the receipt of cash for all of such U.S. Holder's Viceroy Shares upon the exercise of the right to dissent from a Compulsory Acquisition or Subsequent Acquisition Transaction) generally will be treated as capital gain or loss. However, if the QEF Election made by a U.S. Holder is not timely, the rules of Section 1291 of the Code discussed above generally will apply to such gain recognized by such U.S. Holder. (See "Application of the Passive Foreign Investment Company Rules to the Acquisition — Effect of the PFIC Rules on the Acquisition as a Taxable Transaction — Non-Electing U.S. Holders").

U.S. Holders that Have Made a Mark-to-Market Election

        A U.S. Holder may make a Mark-to-Market Election only if the Viceroy Shares are marketable stock. The Viceroy Shares generally will be "marketable stock" if the Viceroy Shares are regularly traded on a qualified exchange or other market. For this purpose, a "qualified exchange or other market" includes (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to Section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, surveillance, and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to and perfect the mechanism of a free, open, fair, and orderly market, and protect investors (and the laws of the country in which the foreign exchange is located and the rules of the foreign exchange ensure that such requirements are actually enforced) and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If the Viceroy Shares are traded on such a qualified exchange or other market, the Viceroy Shares generally will be "regularly traded" for any calendar year during which the Viceroy Shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

        Any gain or loss recognized by a U.S. Holder that has made a Mark-to-Market Election on the exchange of Viceroy Shares for Yamana Shares pursuant to the Acquisition (and any gain or loss recognized on the receipt of cash for all of such U.S. Holder's Viceroy Shares upon the exercise of the right to dissent from a Compulsory Acquisition or Subsequent Acquisition Transaction) generally will be treated as ordinary income or ordinary loss

(limited, in the case of losses, to the excess, if any, of (a) the amount included in ordinary income for prior taxable years because of such Mark-to-Market Election over (b) the amount allowed as a deduction for prior taxable years because of such Mark-to-Market Election). However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder's holding period for the Viceroy Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above may apply to such gain recognized by such U.S. Holder. (See "Application of the Passive Foreign Investment Company Rules to the Acquisition — Effect of the PFIC Rules on the Acquisition as a Taxable Transaction — Non-Electing U.S. Holders").

Information Reporting; Backup Withholding Tax

        The exchange of Viceroy Shares for Yamana Shares pursuant to the Acquisition (or the receipt of cash in exchange for Viceroy Shares upon the exercise of the right to dissent from a Compulsory Acquisition or Subsequent Acquisition Transaction) may be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

23.   Depositary

        Yamana has engaged Kingsdale Shareholder Services Inc. to act as Depositary for the receipt of Viceroy Shares and related Letters of Transmittal deposited to the Offer and for the payment for Viceroy Shares purchased by Yamana pursuant to the Offer. The Depositary will also receive Notices of Guaranteed Delivery at its offices in Toronto, Ontario specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving notices, if required, and for making payment for all Viceroy Shares purchased by the Offeror under the Offer. The Depositary will also facilitate book-entry transfers of Viceroy Shares from CDS and DTC. The Depositary will receive reasonable and customary compensation from Yamana for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. Yamana has also agreed to indemnify the Depositary against certain liabilities and expenses in connection with the Offer, including certain liabilities under the provincial securities laws of Canada.

24.   Dealer Managers and Soliciting Dealer Group

        The Offeror has retained National Bank Financial Inc. to serve as financial advisor to the Offeror.

        In addition, Yamana has engaged the services of National Bank Financial Inc. as Dealer Manager to solicit acceptances of the Offer. The Dealer Manager will be paid a fee for services rendered in its capacity as Dealer Manager, as set forth below, and will be reimbursed by Yamana for their reasonable out-of-pocket expenses. In addition, the Dealer Manager will be indemnified against certain liabilities, including liabilities under securities laws, in connection with the Offer.

        National Bank Financial Inc. have the right to form a soliciting dealer group (the "Soliciting Dealer Group") comprised of members of the Investment Dealers Association of Canada and members of the TSX, the TSX Venture Exchange and the National Association of Securities Dealers to solicit acceptances of the Offer. Each member of a Soliciting Dealer Group, including each of the Dealer Managers, is referred to herein as a "Soliciting Dealer". Yamana has agreed to pay to each Soliciting Dealer, if any, whose name appears in the appropriate space in the Letter of Transmittal a fee of $0.09 for each Viceroy Share deposited and taken up by Yamana under the Offer other than Viceroy Shares held by members of a Soliciting Dealer Group, if any, for their own account. Yamana may require Soliciting Dealers to furnish evidence of the beneficial ownership satisfactory to it at the time of deposit. The aggregate amount payable to a Soliciting Dealer with respect to any single depositing Shareholder will be not less than $90.00 and not more than $1,500, provided that no fee will be payable in respect of any Viceroy Shares deposited from the beneficial holder of fewer than 1,000 Viceroy Shares. Where Viceroy Shares deposited and registered in a single name are beneficially owned by more than one person, the foregoing minimum and maximum amounts will be applied separately in respect of each such beneficial owner.

        No fee or commission will be payable by Shareholders who transmit their Viceroy Shares directly to the Depositary or who make use of the facilities of a Soliciting Dealer, if any, to the Offer.

25.   Information Agent

        Yamana has retained Kingsdale Shareholder Services Inc. to act as Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation from Yamana for services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses incurred in connection therewith.

        Except as set forth above, the Offeror will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of the Viceroy Shares pursuant to the Offer, provided that the Offeror may make other arrangements with soliciting dealers and/or information agents outside of Canada.

        Shareholders should contact the Information Agent or a broker or dealer for assistance in accepting the Offer and in depositing their Viceroy Shares with the Depositary.

26.   Offerees' Statutory Rights

        Securities legislation in certain of the provinces and territories of Canada provides securityholders of Viceroy with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Holders of Viceroy Shares should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

27.   Registration Statement and Tender Offer Schedule Filed with the SEC

        A Registration Statement on Form F-8 under the U.S. Securities Act has been filed with the SEC, which covers the Yamana Shares to be issued pursuant to the Offer. In addition, a tender offer statement on Schedule 14D-1F has also been filed with the SEC. This Offer and Circular do not contain all of the information set forth in the Registration Statement. Reference is made to the Registration Statement and Schedule 14D-1F and the exhibits thereto for further information. Exhibits to the Registration Statement and Schedule 14D-1F include: documents incorporated by reference in this Circular; the Letter of Transmittal; the Notice of Guaranteed Delivery; the Support Agreement; the form of Lock-Up Agreement; the Dealer Manager Agreement; the Depository Agreement; consents of experts and powers of attorney provided by the members of the Yamana Board of Directors. Such documents are available from the SEC website at www.sec.gov. In addition, copies of these documents may be obtained upon request without charge from the General Counsel of Yamana at 150 York Street, Suite 1102, Toronto, Ontario, M5H 3S5.

28.   Directors' Approval

        The contents of the Offer and Circular have been approved and the sending thereof to the Shareholders has been authorized by the Board of Directors of Yamana.

29.   Expenses of the Offer

        Yamana will fund the costs and expenses it incurs as a result of the Offer, and Yamana has sufficient funds available to pay all such costs and expenses. Yamana estimates that the fees and expenses of the Offer will be C$3.5 million.

        In addition, Yamana estimates that in the event the Offer is successful, it would incur additional expenses of approximately C$10.8 million consisting of financial advisory, financing and solicitation fees.

30.   Available Information

        Yamana files reports and other information with Canadian securities regulatory authorities. These reports and information are available to the public free of charge under its profile on SEDAR at www.sedar.com.

31.   Experts

        Deloitte & Touche LLP is the auditor of the Company and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

        The audited consolidated financial statements of Viceroy as at December 31, 2005 and 2004 and for each of the years in the two-year period ended December 31, 2005, incorporated by reference in this Offer and Circular, have been audited by PricewaterhouseCoopers LLP, which is independent of Viceroy.

        The audited consolidated financial statements of DSM as at December 31, 2005 and 2004 and for the twelve-month period ended December 31, 2005 the sixteenth-month period ended December 31, 2004 and the twelve-month period ended August 31, 2003 have been audited by McGovern, Hurley, Cunningham, LLP, which is independent of DSM.

        The audited consolidated financial statements of MINOSA as at December 31, 2005 and 2004 and for the years in the two-year period ended December 31, 2005 have been audited by Moore Stephens Baggia y Associados, which is independent of MINOSA.

32.   Legal Matters

        Certain legal matters relating to the Offer and to the Yamana Shares to be distributed pursuant to the Offer will be reviewed by Cassels Brock & Blackwell LLP, Toronto, Ontario and certain U.S. legal matters relating to the Offer will be reviewed by Dorsey & Whitney LLP, Toronto, Ontario. As of the date hereof, the partners and associates of Cassels Brock & Blackwell LLP as a group, and the partners and associates of Dorsey & Whitney LLP as a group, beneficially own, directly or indirectly, less than 1% of the issued and outstanding Yamana Shares.

CONSENT OF AUDITORS

        We have read the offer to purchase of Yamana Gold Inc. ("Yamana") dated September 6, 2006 relating to the offer by Yamana to purchase all of the outstanding common shares of Viceroy Exploration Ltd. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above-mentioned offer to purchase of our report to the shareholders of Yamana on the consolidated balance sheets of Yamana as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the year ended December 31, 2005, the ten month period ended December 31, 2004 and the year ended February 29, 2004. Our report is dated March 20, 2006.

Vancouver, British Columbia	DELOITTE & TOUCHE LLP
September 6, 2006	Chartered Accountants

To the Directors of
Yamana Gold Inc.

        We have read the Circular of Yamana Gold Inc. ("Yamana") dated September 6, 2006 relating to the Offer by Yamana to purchase all of the outstanding common shares of Viceroy Exploration Ltd. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the Circular of our report to the shareholders of Desert Sun Mining Corp. ("DSM") on the consolidated balance sheets of DSM as at December 31, 2005 and 2004 and the consolidated statements of shareholders' equity, operations and deficit and cash flows for the twelve-month period ended December 31, 2005, the sixteen-month period ended December 31, 2004 and the twelve-month period ended August 31, 2003. Our report is dated February 21, 2006.

Toronto, Ontario	MCGOVERN, HURLEY, CUNNINGHAM, LLP
September 6, 2006	Chartered Accountants

CONSENTS OF AUDITORS

To the Directors of
Yamana Gold Inc.

        We have read the Circular of Yamana Gold Inc. ("Yamana") dated September 6, 2006 relating to the Offer by Yamana to purchase all of the outstanding common shares of Viceroy Exploration Ltd.

        We consent to the incorporation by reference in the Circular of our reports to the shareholders of Minerales de Occidentes, S.A. ("MINOSA") on the consolidated balance sheets of MINOSA as at December 31, 2005 and 2004 and the consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the years ended December 31, 2005 and 2004. Our report is dated February 10, 2006.

        We hereby confirm that there are not any material differences in the form and content of our auditors report in respect of the above referenced financial statements as compared to the form of report that would be prepared in accordance with Canadian generally accepted auditing standards. A report in respect of the above financial statements prepared in conformity with Canadian generally accepted auditing standards would not contain a reservation under Canadian generally accepted auditing standards.

Tegucigalpa, Honduras	MOORE STEPHENS BAGGIA Y ASSOCIADOS
September 6, 2006

To the Directors of
Yamana Gold Inc.

        We have read the Circular of Yamana Gold Inc. ("Yamana") dated September 6, 2006 relating to the Offer by Yamana to purchase all of the outstanding common shares of Viceroy Exploration Ltd. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the Circular of our report to the shareholders of Viceroy Exploration Ltd. ("Viceroy") on the consolidated balance sheets of Viceroy as at December 31, 2005 and 2004 and the consolidated statements of operations and cash flows for the years then ended. Our report is dated March 10, 2006.

Vancouver, British Columbia	PRICEWATERHOUSECOOPERS LLP
September 6, 2006	Chartered Accountants

CONSENTS OF COUNSEL

To the Directors of
Yamana Gold Inc.

        We hereby consent to the references to our name contained under the heading "Legal Matters" and to our opinion contained under "Certain Canadian Federal Income Tax Considerations" in the Circular accompanying the Offer dated September 6, 2006 made by Yamana Gold Inc. to the holders of common shares of Viceroy Exploration Ltd.

Toronto, Ontario	CASSELS BROCK & BLACKWELL LLP
September 6, 2006

To the Directors of
Yamana Gold Inc.

        We hereby consent to the references to our name contained under the heading "Legal Matters" in the Circular accompanying the Offer dated September 6, 2006 made by Yamana Gold Inc. to the holders of common shares of Viceroy Exploration Ltd.

Toronto, Ontario	DORSEY & WHITNEY LLP
September 6, 2006

APPROVAL AND CERTIFICATE OF YAMANA GOLD INC.

        The contents of the Offer and Circular, together with the Annexes included therein, have been approved by, and the sending, communication or delivery thereof to the shareholders has been authorized by, the board of directors of Yamana. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer or the securities to be distributed hereunder.

Dated: September 6, 2006.

(Signed) PETER MARRONE President and Chief Executive Officer	(Signed) CHARLES MAIN Vice-President, Finance and Chief Financial Officer
On behalf of the board of directors
(Signed) VICTOR BRADLEY Director	(Signed) NIGEL LEES Director

ANNEX A

UNAUDITED PRO FORMA
CONSOLIDATED FINANCIAL STATEMENTS

        The following selected unaudited pro forma consolidated financial statements are presented for illustrative purposes only and give effect to the proposed transaction and reflect certain adjustments for recent acquisitions and transactions completed by Yamana as described in the Notes to the Unaudited Pro Forma Consolidated Financial Statements. The Unaudited Pro Forma Consolidated Balance Sheet gives effect to the transactions completed by Yamana as if they had occurred on June 30, 2006. The Unaudited Pro Forma Consolidated Statements of operation for the six months ended June 30, 2006 and for the year ended December 31, 2005, give effect to the transaction and the recent acquisitions completed by Yamana as if they were completed on January 1, 2005. The pro forma adjustments are based upon available information and assumptions described in the Notes to the Unaudited Pro Forma Consolidated Financial statements. The Pro Forma Consolidated Financial Statements are not necessarily indicative of the operating results or financial condition of the consolidated entities that would have been achieved if the Offer had been completed on the dates or for the periods presented, nor is the selected pro forma consolidated financial information necessarily indicative of the future operating results or financial position of the consolidated entities for any future periods or as of any date. The Pro Forma Consolidated Financial Statements does not reflect any special items such as payments pursuant to change of control provisions, integration costs or operating synergies that may be incurred as a result of the acquisition.

Deloitte & Touche LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: (604) 669-4466 Fax: (604) 685-0395 www.deloitte.ca

Compilation Report
on Pro Forma Consolidated Financial Statements

To the Directors of
Yamana Gold Inc.

        We have read the accompanying unaudited pro forma consolidated balance sheet of Yamana Gold Inc. ("Yamana" or the "Company") as at June 30, 2006 and unaudited pro forma consolidated statements of operations for the six months then ended and for the year ended December 31, 2005, and have performed the following procedures.

1.
Compared the figures in the columns captioned "Yamana Gold Inc." to the unaudited consolidated financial statements of the Company as at June 30, 2006 and for the six months then ended and the audited consolidated financial statements of the Company for the year ended December 31, 2005, and found them to be in agreement.

2.
Compared the figures in the columns captioned "Viceroy Exploration Ltd." to the unaudited consolidated financial statements of Viceroy Exploration Ltd. as at June 30, 2006 and for the six months then ended and the audited consolidated financial statements of Viceroy Exploration Ltd. for the year ended December 31, 2005, and found them to be in agreement after translating Viceroy Exploration Ltd. amounts into U.S. dollars per Schedules 2 (a), 2 (b) and 2 (c), respectively.

3.
Compared the figures in the column captioned "Minerales des Occidente S.A. de C.V." to the audited consolidated financial statements of Minerales des Occidente S.A. de C.V. for the year ended December 31, 2005 and found them to be in agreement.

4.
Compared the figures in the columns captioned "Desert Sun Mining Corp." to the unaudited consolidated financial statements of Desert Sun Mining Corp. for the three months ended March 31, 2006 and the audited consolidated financial statements of Desert Sun Mining Corp. for the year ended December 31, 2005, and found them to be in agreement after translating Desert Sun Mining Corp. amounts into U.S. dollars per Schedules 1 (a) and 1 (b), respectively.

5.
Made enquiries of certain officials of the company who have responsibility for financial and accounting matters about:

(a)
the basis for determination of the pro forma adjustments; and

(b)
whether the pro forma consolidated financial statements comply as to form in all material respects with Canadian standards.

  The officials:

  (a)
  described to us the basis for determination of the pro forma adjustments, and

  (b)
  stated that the pro forma consolidated financial statements comply as to form in all material respects with Canadian standards.

6.
Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described for determination of the pro forma adjustments.

7.
Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Yamana Gold Inc." and "Viceroy Exploration Ltd." as at June 30, 2006 and found the amounts in the column captioned "Yamana Gold Inc. consolidated pro forma" to be arithmetically correct.

8.
Recalculated the application of the initial pro forma adjustments to the aggregate of the amounts in the columns captioned "Yamana Gold Inc." and "Desert Sun Mining Corp." for the six months ended June 30, 2006, and amounts in the columns captioned "Yamana Gold Inc.", "Desert Sun Mining Corp." and "Minerales des Occidente S.A de C.V." for the year ended December 31, 2005, and found the amounts in the columns captioned "Initial Yamana Gold Inc. pro forma" to be arithmetically correct.

9.
Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Initial Yamana Gold Inc. pro forma" and "Viceroy Exploration Ltd." for the six months ended June 30, 2006 and for the year ended December 31, 2005, and found the amounts in the columns captioned "Final Yamana Gold Inc. consolidated pro forma" to be arithmetically correct.

        A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Chartered Accountants
Vancouver, Canada
September 6, 2006

YAMANA GOLD INC.

PRO FORMA CONSOLIDATED BALANCE SHEET

June 30, 2006
(Unaudited)
(Expressed in thousands of U.S. dollars)

	Yamana Gold Inc.	Viceroy Exploration Ltd.	Note	Pro forma adjustments	Final Yamana Gold Inc. consolidated pro forma
		(Schedule 2 (a))
ASSETS
CURRENT
Cash and cash equivalents	$142,347	$65,589		$—	$207,936
Receivables, advances and deposits	21,784	139		—	21,923
Inventory	23,291	—		—	23,291
Income taxes recoverable	1,850	—		—	1,850
Derivative related assets	2,508	—		—	2,508
Current assets held for sale	3,851	—	3(ii)	(3,851)	—

	195,631	65,728		(3,851)	257,508
PROPERTY, PLANT AND EQUIPMENT	62,859	65		—	62,924
ASSETS UNDER CONSTRUCTION	273,573	—		—	273,573
MINERAL PROPERTIES	607,388	29,494	3(ii)	5,782	1,302,342
			4,5	659,678
CAPITAL ASSETS HELD FOR SALE	26,321	—	3(ii)	(26,321)	—
INVESTMENTS	3,717	—	3(ii)	20,871	24,588
OTHER ASSETS	21,920	—		—	21,920
FUTURE INCOME TAX ASSETS	24,450	—		—	24,450
GOODWILL	232,210	—		—	232,210

	$1,448,069	$95,287		$656,159	$2,199,515

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$49,959	$2,034	4,5	$12,800	$64,793
Income taxes payable	2,503	—		—	2,503
Derivative related liabilities	28,930	—		—	28,930
Current portion of long-term debt	5,292	—		—	5,292
Current liabilities associated with assets held for sale	3,334	—	3(ii)	(3,334)	—

	90,018	2,034		9,466	101,518
ASSET RETIREMENT OBLIGATIONS	11,755	—		—	11,755
FUTURE INCOME TAX LIABILITY	160,896	—	3(ii)	1,966	360,766
			4,5	197,904
LONG-TERM LIABILITIES	11,587	—		—	11,587
LONG-TERM LIABILITIES ASSOCIATED WITH ASSETS HELD FOR SALE	2,151	—	3(ii)	(2,151)	—

	276,407	2,034		207,185	485,626

SHAREHOLDERS' EQUITY
Capital stock
Common stock	1,120,086	94,663	4,5	498,877	1,618,963
			4,5	(94,663)
Shares to be issued	267	—		—	267
Equity related to stock options and share purchase warrants	73,446	7,069	4,5	43,350	116,796
			4,5	(7,069)
Contributed surplus	42,947	—		—	42,947
Deficit	(65,084)	(8,479)	4,5	8,479	(65,084)

	1,171,662	93,253		448,974	1,713,889

	$1,448,069	$95,287		$656,159	$2,199,515

YAMANA GOLD INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Six month period ended June 30, 2006
(Unaudited)
(Expressed in thousands of U.S. dollars except per share amounts)

	Yamana Gold Inc.	Desert Sun Mining Corp.	Note	Initial Pro forma adjustments	Initial Yamana Gold Inc. pro forma	Viceroy Exploration Ltd.	Note	Pro forma adjustments	Final Yamana Gold Inc. consolidated pro forma
		(Schedule 1 (a))				(Schedule 2 (b))
GOLD SALES	$58,956	$9,486	3(i)	$8,735	$77,177	$—		$—	$77,177

Cost of sales	(32,059)	(6,032)	3(i)	(4,487)	(42,578)	—		—	(42,578)
Government royalty	—	(94)		—	(94)	—		—	(94)
Depreciation, amortization and depletion	(9,914)	(1,403)	3(i)	(700)	(13,442)	(16)		—	(13,458)
			3(i)(a)	(125)
			3(iii)(a)	(1,300)
Accretion of asset retirement obligation	(323)	—	3(i)	(19)	(342)	—		—	(342)

Mine operating earnings (loss)	16,660	1,957		2,104	20,721	(16)		—	20,705
Corporate administration	(8,682)	(1,995)	3(i)	(2,112)	(12,789)	(1,141)		—	(13,930)
Foreign exchange gain (loss)	5,593	4,884	3(i)	(36)	10,441	(4)		—	10,437
Stock-based compensation	(34,557)	(1,542)		—	(36,099)	(2,036)		—	(38,135)

OPERATING (LOSS) EARNINGS	(20,986)	3,304		(44)	(17,726)	(3,197)		—	(20,923)

Interest and other business income	2,883	245	3(i)	1	3,129	985		—	4,114
Interest and financing expense	(25,558)	(89)		—	(25,647)	—		—	(25,647)
Unrealized loss on commodity contracts	(20,286)	—		—	(20,286)	—		—	(20,286)
Write-off of other receivables and other business loss	—	(12,299)		—	(12,299)	—		—	(12,299)
Loss from operations held for sale	(2,186)	—	3(ii)	2,186	—	—		—	—

(LOSS) EARNINGS BEFORE INCOME TAXES	(66,133)	(8,839)		2,143	(72,829)	(2,212)		—	(75,041)

INCOME TAX
Current income tax expense	(2,760)	—		—	(2,760)	—		—	(2,760)
Future income tax recovery	7,657	96	3(i)(c)	31	8,226	—		—	8,226
			3(iii)(b)	442

	4,897	96		473	5,466	—		—	5,466

NET (LOSS) EARNINGS FOR THE PERIOD	$(61,236)	$(8,743)		$2,616	$(67,363)	$(2,212)		$—	$(69,575)

BASIC AND DILUTED LOSS PER SHARE	$(0.26)				$(0.25)				$(0.21)

YAMANA GOLD INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Period ended December 31, 2005
(Unaudited)
(Expressed in thousands of U.S. dollars except per share amounts)

	Yamana Gold Inc.	Desert Sun Mining Corp.	Minerales des Occidente, S.A. de C.V.	Note	Initial Pro forma adjustments	Initial Yamana Gold Inc. pro forma	Viceroy Exploration Ltd.	Note	Pro forma adjustments	Final Yamana Gold Inc. consolidated pro forma
		(Schedule 1 (b))					(Schedule 2 (c))
GOLD SALES	$46,038	$16,695	$25,635		$—	$88,368	$—		$—	$88,368

Cost of sales	(30,371)	(9,591)	(19,077)		—	(59,039)	—		—	(59,039)
Government royalty	—	(167)	—		—	(167)	—		—	(167)
Depreciation, amortization and depletion	(6,740)	(3,166)	(2,692)	3(i)(a)	(592)	(16,014)	(27)		—	(16,041)
				3(iii)(a)	(2,824)
Accretion of asset retirement obligation	(358)	—	(48)		—	(406)	—		—	(406)

Mine operating earnings (loss)	8,569	3,771	3,818		(3,416)	12,742	(27)		—	12,715
Corporate administration	(10,415)	(4,578)	(1,143)		—	(16,136)	(1,353)		—	(17,489)
Foreign exchange gain	369	191	50		—	610	12		—	622
Stock-based compensation	(2,298)	(4,297)	—		—	(6,595)	(1,633)		—	(8,228)

OPERATING (LOSS) EARNINGS	(3,775)	(4,913)	2,725		(3,416)	(9,379)	(3,001)		—	(12,380)

Interest and other business income	4,049	357	—		—	4,406	449		—	4,855
Interest and financing expense	(94)	(206)	(711)	3(i)(b)	392	(619)	—		—	(619)
Unrealized loss on commodity contracts	(8,615)	—	—		—	(8,615)	—		—	(8,615)
Write-off of other receivables	—	(2,574)	—		—	(2,574)	(25)		—	(2,599)

(LOSS) EARNINGS BEFORE INCOME TAXES	(8,435)	(7,336)	2,014		(3,024)	(16,781)	(2,577)		—	(19,358)
INCOME TAX RECOVERY (EXPENSE)	4,324	801	(1,080)	3(i)(c)	50	5,055	—		—	5,055
				3(iii)(b)	960

NET (LOSS) EARNINGS	$(4,111)	$(6,535)	$934		$(2,014)	$(11,726)	$(2,577)		$—	$(14,303)

BASIC AND DILUTED LOSS PER SHARE	$(0.03)					$(0.05)				$(0.05)

YAMANA GOLD INC.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006
(Unaudited)
(Expressed in thousands of U.S. dollars, unless otherwise noted)

1.     BASIS OF PRESENTATION

  The unaudited pro forma consolidated financial statements have been prepared in connection with the proposed acquisition of Viceroy Exploration Ltd. ("Viceroy") by Yamana Gold Inc. ("Yamana"). The unaudited pro forma consolidated financial statements have been prepared for illustrative purposes only and give effect to the proposed transaction and recent acquisitions completed by Yamana pursuant to the assumptions described in Notes 3, 4 and 5. Subsequent to the acquisition of RNC Gold Inc. Yamana disposed of substantially all the assets and liabilities acquired, other than those held by Minerales des Occidente S.A. de C.V. The results of RNC Gold Inc. have not been included for any of the periods presented. The unaudited pro forma consolidated balance sheet as at June 30, 2006 gives effect to the proposed transaction by Yamana as if they had occurred as of June 30, 2006. The unaudited pro forma consolidated statement of operations for the six months ended June 30, 2006 and for the year ended December 31, 2005 give effect to the proposed transaction, recent acquisitions completed by Yamana as if they were completed on January 1, 2005.

  The pro forma consolidated financial statements are not necessarily indicative of the operating results or financial condition that would have been achieved if the proposed transaction had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position of the consolidated entities for any future period or as of any future date. The pro forma consolidated financial statements do not reflect any special items such as payments pursuant to change of control provisions or integration costs or operating synergies that may be incurred as a result of the acquisition.

  The pro forma adjustments and allocations of the purchase price for Viceroy are based in part on estimates of the fair value of assets acquired and liabilities assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized as of the date of the completion of the acquisition. In addition, the allocations of purchase price for recently completed acquisitions by Yamana are based in part on preliminary estimates of the fair values of the respective assets acquired and liabilities assumed and are open for subsequent adjustment based on valuations to be completed at a later date. Any final adjustments may change the allocation of purchase price which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma consolidated financial statements.

  In compiling the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of operations, the following historical information was used:

  (a)
  the unaudited consolidated balance sheet of Yamana as at June 30, 2006, and the unaudited consolidated statement of operations for the period from January 1, 2006 to June 30, 2006;

  (b)
  the unaudited consolidated balance sheet of Viceroy as at June 30, 2006, and the unaudited consolidated statement of operations for the period from January 1, 2006 to June 30, 2006;

  (c)
  the unaudited consolidated statement of operations of Desert Sun Mining Corporation ("DSM") for the period from January 1, 2006 to March 31, 2006;

  (d)
  the audited consolidated financial statements of Yamana for the year ended December 31, 2005;

  (e)
  the audited consolidated financial statements of DSM for the year ended December 31, 2005;

  (f)
  the audited consolidated financial statements of Minerales des Occidente S.A. de C.V. ("Minosa") for the year ended December 31, 2005; and

  (g)
  the audited consolidated financial statements of Viceroy for the year ended December 31, 2005.

  The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of operations should be read in conjunction with the June 30, 2006 unaudited consolidated financial statements and the December 31, 2005 audited consolidated financial statements including the notes thereto, as listed above.

  The accounting policies used in the compilation are set out in Yamana's consolidated financial statements for the year ended December 31, 2005. While management believes that accounting policies of Viceroy and recently acquired entities are consistent in all material respects, accounting policy differences may be identified upon consummation of the proposed acquisitions.

2.     CONVERSION OF HISTORICAL FINANCIAL STATEMENTS TO U.S. DOLLARS

  The unaudited pro forma consolidated financial statements are presented in U.S. dollars and, accordingly, Viceroy and DSM's audited statements of operations for the year ended December 31, 2005, Viceroy's unaudited statement of operations for the six months ended June 30, 2006 and DSM's unaudited statement of operations for the three months ended March 31, 2006 were converted from Canadian dollars to U.S. dollars using the average exchange rate for each period. Viceroy's unaudited balance sheet as at June 30, 2006 was converted to U.S. dollars using the rate of exchange on that date.

  The exchange rates used for conversion to U.S. dollars from Canadian dollars are as follows:

As at June 30, 2006	$1.1162
Average for the six months ended June 30, 2006	1.1382
Average for the three months ended March 31, 2006	1.1546
Average for the twelve months ended December 31, 2005	1.2116

3.     YAMANA ACQUISITIONS AND DISPOSITIONS

  (i)
  Acquisition of RNC Gold Inc. and Minosa

    On February 28, 2006, Yamana completed the acquisition of RNC Gold Inc. ("RNC") and 100% of the San Andrés gold mine ("Minosa") in Honduras. The purchase price of this transaction totaled $54.2 million, comprised of approximately 5.8 million Yamana common shares, $18.9 million in cash and other transaction costs.

    The business combination was accounted for as a purchase transaction with Yamana as the acquirer of RNC. The preliminary purchase price allocation is subject to change and is summarized as follows:

Purchase of RNC shares (4,910,283 Yamana common shares)	$25,494
Purchase of 75% of Minosa	18,903
Purchase of RNC (Honduras) Limited including 25% of Minosa (872,093 Yamana common shares)	4,528
Transaction expenses	4,670
Fair value of options and warrants acquired	643

Cost of purchase	54,238

Net working capital acquired	1,602
Property plant and equipment, net	9,115
Mineral properties and other assets	48,813
Long-term liabilities	(3,406)
Future income taxes	(1,886)

$54,238

    This transaction resulted in the Company acquiring the San Andrés Mine and the La Libertad Mine along with the Cerro Quema development stage property. The Company's interest in the La Libertad Mine and the Cerro Quema development stage property was sold subsequent to June 30, 2006 (Note 3 (ii)).

    As a result of this acquisition, the unaudited pro forma consolidated statements of operations for the six months ended June 30, 2006 and the year ended December 31, 2005 include adjustments to reflect the operations of Minosa for the two month period ended February 28, 2006 and for the year ended December 31, 2005, respectively. The effect on the unaudited pro forma consolidated statement of operations for the year ended December 31, 2005 was to increase consolidated earnings by $934. The

  (i)
  Acquisition of RNC Gold Inc. and Minosa (continued)

    effect on the unaudited pro forma consolidated statement of operations for the six months ended June 30, 2006 was to increase consolidated earnings by $1,382 and is summarized as follows:

Gold sales	$8,735

Cost of sales	(4,487)
Depreciation, amortization and depletion	(700)
Accretion of asset retirement obligation	(19)

Mine operating earnings	3,529
Corporate administration	(2,112)
Foreign exchange loss	(36)
Stock-based compensation	—

Operating earnings	1,381
Interest income	1

Net earnings	$1,382

    In addition, for the unaudited pro forma consolidated statements of operations to give effect to this transaction as if it had occurred as at January 1, 2005, the following adjustments have also been made:

    (a)
    Depreciation, amortization and depletion expense

    The addition to mineral properties related to the excess of the purchase price over the net assets acquired is amortized on a unit-of-production basis over the proven and probable reserves. The additional amortization for the six month period ended June 30, 2006 and the year ended December 31, 2005, would have been $125 and $592 respectively.

    (b)
    Interest expense

    It is assumed that certain Honduran loans taken out by Minosa would have been repaid by Yamana. Interest expense of $392 accrued on the Honduran loans, net of interest income earned on the funds used to repay the loans, would not have been incurred during the year ended December 31, 2005. These loans were actually repaid in December 2005.

    (c)
    Tax effect

    The tax effect of the additional mineral property amortization and adjustment to interest expense and interest income above for the six month period ended June 30, 2006 and the year ended December 31, 2005 would be $31 and $50, respectively.

  (ii)
  Disposition of La Libertad and Cerro Quema

    On July 6, 2006, Yamana completed the sale of the La Libertad gold mine in Nicaragua and its interest in the Cerro Quema advanced gold project in Panama to Glencairn Gold Corporation ("Glencairn"), which were previously acquired through the RNC acquisition discussed above. Total consideration for the disposition of La Libertad and Cerro Quema was 32 million Glencairn common shares. As at June 30, 2006, Yamana presented the assets related to the La Libertad Mine and Cerro Quema property as assets and liabilities held for sale on the balance sheet and the net revenue and expenses associated with these properties on the statement of operations for the six months ended June 30, 2006 as loss from operations held for sale.

    The unaudited pro forma consolidated balance sheet as at June 30, 2006 reflects the disposition as if it had already occurred resulting in the removal of assets and liabilities held for sale of $30,172 and $5,485, respectively, and the recognition of shares of Glencairn received as consideration in the amount of $20,871. Consistent with the expected adjustment to the preliminary purchase price allocation, a pro forma adjustment has been made to mineral properties and future income tax liabilities for the difference between the proceeds on disposition and the carrying value of the assets held for sale of $5,782, and related tax effect of $1,966.

    Similarly, the unaudited pro forma consolidated statement of operations for the six months ended June 30, 2006 include adjustments to remove amounts attributable to the assets disposed of. The effect on the unaudited pro forma consolidated

  (ii)
  Disposition of La Libertad and Cerro Quema (continued)

    statements of operations for the six months ended June 30, 2006 was to increase consolidated earnings by $2,186. The pro forma net loss does not reflect any after tax income or loss arising from the disposition of the above assets.

  (iii)
  Acquisition of DSM

    On April 5, 2006, Yamana completed the acquisition of DSM which owns the Jacobina gold mine in the Bahia state of Brazil. Total consideration paid was approximately $631.6 million comprised of 64 million common shares, transaction costs and issued options and share purchase warrants acquired from DSM. Yamana exchanged all outstanding shares, options and share purchase warrants of DSM for similar securities of Yamana at an exchange ratio of 0.6 Yamana common share for 1 DSM common share.

    The business combination was accounted for as a purchase transaction with Yamana as the acquirer of DSM. The preliminary purchase price allocation is subject to change and is summarized as follows:

Purchase of DSM shares (63,746,381 Yamana common shares)	$534,852
Transaction expenses	2,752
Shares issued for employee severance	1,361
Fair value of options and warrants acquired	92,658

Cost of purchase	631,623

Net working capital acquired (including cash of $18.1 million)	16,798
Property plant and equipment, net	28,960
Mineral properties and other assets	505,731
Long-term liabilities	(9,633)
Future income taxes, net	(142,443)

Net identifiable assets	399,413

Residual purchase price allocated to goodwill	232,210

$631,623

    As a result of this acquisition, the unaudited pro forma consolidated statements of operations for the six months ended June 30, 2006 and for the year ended December 31, 2005 include adjustments to include operations of DSM for the three month period ended March 31, 2006 and the year ended December 31, 2005. The effect on the unaudited pro forma consolidated statements of operations for the year ended December 31, 2005 and for the six months ended June 30, 2006 was to decrease consolidated earnings by $8,743 and $6,535, respectively.

    In addition, for the unaudited pro forma consolidated statements of operations to give effect to this transaction as if it had occurred as at January 1, 2005, the following adjustments have also been made:

    (a)
    Depreciation, amortization and depletion expense

    It is assumed that the addition to mineral properties related to the excess of the purchase price over the assets acquired would be amortized on a unit-of-production basis over the proven and probable reserves. In relation to DSM, the additional amortization for the six month period ended June 30, 2006 and the year ended December 31, 2005, would be $1,300 and $2,824, respectively.

    (b)
    Tax effect

    The tax effect of the additional mineral property amortization above for the six month period ended June 30, 2006 and the year ended December 31, 2005 would be $442 and $960, respectively.

4.     ACQUISITION OF VICEROY BY YAMANA

  On August 16, 2006, the Company announced that it had entered into an agreement to acquire the outstanding common shares of Viceroy. Under the proposed transaction, the shareholders of Viceroy will receive 0.97 of a Yamana common share for each Viceroy common share outstanding. As at August 16, 2006, there were 53,003,235 common shares of Viceroy outstanding. The volume adjusted share price of the Yamana common shares for the period of two days prior to, the day of and the two days after the date of announcement was Cdn$10.83 ($9.70).

  The business combination, if completed, will be accounted for as a purchase transaction, with Yamana as the acquirer of Viceroy. Under certain conditions, Yamana will also exchange all outstanding options and share purchase warrants of Viceroy for similar securities of Yamana which, for purposes of these pro forma consolidated financial statements, have been assumed to be at an exchange ratio of 0.97 and at a price equivalent to the original price divided by 0.97. The fair value of the net assets of Viceroy to be acquired will ultimately be determined after the closing of the transaction. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from those shown below and the differences may be material. The preliminary purchase price allocation is subject to change and is summarized as follows:

Purchase of Viceroy shares (51,413,138 Yamana common shares)	$498,877
Estimated transaction expenses	12,800
Fair value of options and warrants acquired	43,350

Cost of purchase	555,027

The cost of purchase was allocated as follows:
Net working capital acquired	63,694
Property plant and equipment, net	65
Mineral properties and other assets	689,172
Future income tax liability	(197,904)

$555,027

  For the purposes of the pro forma financial statements, the excess of the purchase price over the carrying value of the assets acquired and the liabilities assumed of $659,678 has been allocated to mineral properties.

5.     EFFECT OF TRANSACTION OF THE CONSOLIDATED PRO FORMA STATEMENTS OF OPERATIONS

  The pro forma consolidated financial statements incorporate the following pro forma assumptions:

  •
  The assumption that Yamana acquires 100% of the outstanding common shares of Viceroy as a result of this transaction; and

  •
  The assumption that, as at August 16, 2006, 4,243,500 stock options and 2,290,448 share purchase warrants of Viceroy were outstanding and were exchanged for 4,116,195 stock options and 2,221,735 share purchase warrants of Yamana with a fair value of $43,350. We assume that all options and warrants vest immediately upon completion of the transaction.

6.     YAMANA SHARES OUTSTANDING AND LOSS PER SHARE

  The average number of shares used in the computation of pro forma basic and diluted loss per share has been determined as follows:

	June 30, 2006	December 31, 2005
Weighted average shares outstanding for the period	237,255,000	144,888,000
Issued to acquire RNC and Minosa	1,863,210	5,782,376
Issued to acquire DSM	33,289,777	63,746,381

Weighted average pro forma shares of Yamana Gold Inc.	272,407,987	214,416,757
Issued to acquire Viceroy	51,413,138	51,413,138

Weighted average pro forma shares of Yamana Gold Inc. consolidated	323,821,125	265,829,895

  The effect of potentially dilutive stock options and share purchase warrants was anti-dilutive for the six months ended June 30, 2006 and the year ended December 31, 2005.

YAMANA GOLD INC.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

STATEMENT OF OPERATIONS OF DESERT SUN MINING CORP.

Three months ended March 31, 2006
(In thousands of dollars)

Schedule 1 (a)

	As reported Cdn$	US$
		(Note 2)
GOLD SALES	$10,953	$9,486

Cost of sales	(6,965)	(6,032)
Government royalty	(109)	(94)
Depreciation, amortization and depletion	(1,620)	(1,403)

Mine operating earnings	2,259	1,957
Corporate administration	(2,304)	(1,995)
Foreign exchange gain (loss)	5,639	4,884
Stock-based compensation	(1,780)	(1,542)

OPERATING EARNINGS	3,814	3,304

Investment and other business income	283	245
Interest and financing expense	(103)	(89)
Write-off of other receivables and other business loss	(14,201)	(12,299)

LOSS BEFORE INCOME TAXES	(10,207)	(8,839)
INCOME TAX RECOVERY	111	96

NET LOSS	$(10,096)	$(8,743)

YAMANA GOLD INC.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

STATEMENT OF OPERATIONS OF DESERT SUN MINING CORP.

Year ended December 31, 2005
(In thousands of dollars)

Schedule 1 (b)

	As reported Cdn$	US$
		(Note 2)
GOLD SALES	$20,228	$16,695

Cost of sales	(11,620)	(9,591)
Government royalty	(202)	(167)
Depreciation, amortization and depletion	(3,836)	(3,166)
Accretion of asset retirement obligation	—	—

Mine operating earnings	4,570	3,771
Corporate administration	(5,547)	(4,578)
Foreign exchange gain	231	191
Stock-based compensation	(5,206)	(4,297)

OPERATING LOSS	(5,952)	(4,913)

Investment and other business income	433	357
Interest and financing expense	(249)	(206)
Write-off of other receivables	(3,119)	(2,574)

LOSS BEFORE INCOME TAXES	(8,887)	(7,336)
INCOME TAX RECOVERY	971	801

NET LOSS	$(7,916)	$(6,535)

YAMANA GOLD INC.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

BALANCE SHEET OF VICEROY EXPLORATION LTD.

June 30, 2006
(Unaudited)
(In thousands of dollars)

Schedule 2 (a)

	As reported Cdn$	US$
		(Note 2)
ASSETS
CURRENT
Cash and cash equivalents	$73,210	$65,589
Receivables, advances and deposits	155	139

	73,365	65,728
PROPERTY, PLANT AND EQUIPMENT	72	65
MINERAL PROPERTIES	32,922	29,494

	$106,359	$95,287

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$2,270	$2,034

SHAREHOLDERS' EQUITY
Capital stock
Common stock	105,663	94,663
Warrants	7,891	7,069
Deficit	(9,465)	(8,479)

	104,089	93,253

	$106,359	$95,287

YAMANA GOLD INC.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

STATEMENT OF OPERATIONS OF VICEROY EXPLORATION LTD.

Six months ended June 30, 2006
(Unaudited)
(In thousands of dollars)

Schedule 2 (b)

	As reported Cdn$	US$
		(Note 2)
Depreciation, amortization and depletion	$(18)	$(16)

Mine operating loss	(18)	(16)
Corporate administration	(1,299)	(1,141)
Foreign exchange loss	(4)	(4)
Stock-based compensation	(2,317)	(2,036)

OPERATING LOSS	(3,638)	(3,197)
Interest income	1,121	985

NET LOSS FOR THE PERIOD	$(2,517)	$(2,212)

YAMANA GOLD INC.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

STATEMENT OF OPERATIONS OF VICEROY EXPLORATION LTD.

Year ended December 31, 2005
(Unaudited)
(In thousands of dollars)

Schedule 2 (c)

	As reported Cdn$	US$
		(Note 2)
Depreciation, amortization and depletion	$(33)	$(27)

Mine operating earnings	(33)	(27)
Corporate administration	(1,639)	(1,353)
Foreign exchange gain	15	12
Stock-based compensation	(1,978)	(1,633)

OPERATING LOSS	(3,635)	(3,001)

Investment and other business income	545	449
Bad debt on sale of non-consolidated legacy subsidiary	(31)	(25)

NET LOSS	$(3,121)	$(2,577)

ANNEX B

CERTAIN INFORMATION REGARDING THE DIRECTORS AND
EXECUTIVE OFFICERS OF YAMANA GOLD INC.

        The name, province or state, country of residence, position or office held with Yamana and principal occupation during the past five years of each director and executive officer of Yamana are described below:

Name and Address	Office or Position Held	Period Served as a Director	Principal Occupation during past five years

Victor H. Bradley Ontario, Canada	Chairman and Director	Since February 7, 1995	President and Chief Executive Officer of Aura Gold Inc.; mining consultant and Director of Frontier Pacific Mining Corporation; Chartered Accountant.

Peter Marrone Ontario, Canada	Chief Executive Officer and Director	Since July 31, 2003	President and Chief Executive Officer of Yamana; Executive Vice President and Managing Director, Investment Banking of Canaccord Capital Corporation.

Patrick J. Mars Ontario, Canada	Director	Since August 16, 2001	President of P.J. Mars Investments Limited; Chairman of Aura Gold Inc.; Mining consultant; Director of the following resource companies — Glencairn Gold Corporation, Endeavour Mining Capital Corp., SAGE Gold Inc., Carpathian Gold Inc., First Point Minerals Corp., Manicouagan Minerals Inc., Aura Gold Inc. and Pacifica Resources Ltd.

Juvenal Mesquita Filho São Paulo, Brazil	Director	Since July 31, 2003	President of Mineracao Santa Elina S/A; Director of Santa Elina Mining Corporation.

Nigel Lees Ontario, Canada	Director	Since June 16, 2005	President of C.N. Lees Investments Limited; President and Chief Executive Officer of SAGE Gold Inc.; formerly President and Chief Executive Officer of Sunblush Technologies Corporation; Director of URSA Major Minerals Incorporated.

Dino Titaro Ontario, Canada	Director	Since August 5, 2005	President and Chief Executive Officer of Carpathian Gold Inc.; Former President and Chief Executive Officer of A.C.A. Howe International Limited; Director of Richview Resources Inc.

Antenor F. Silva, Jr. Rio de Janeiro, Brazil	Chief Operations Officer and Director	Since July 31, 2003	Chief Operations Officer of Yamana; Chief Operating Officer of Santa Elina Mines Corporation.

Stan Bharti(1) Toronto, Ontario	Director	Since April 5, 2006	President of Forbes Manhattan Inc.; Chairman of Desert Sun Mining Corp.

Bruce Humphrey Ontario, Canada	Director	Since April 5, 2006	President and Chief Executive Officer of Desert Sun Mining Corp., Vice President and Chief Operating Officer of Goldcorp Inc.

Charles Main Ontario, Canada	Vice President, Finance and Chief Financial Officer	N/A	Vice President, Finance and Chief Financial Officer of Yamana; Director of Corporate Development of Newmont Capital Corporation; Vice-President of Normandy Mining Limited; Chief Financial Officer and Director of Banff Resources Ltd.; Chartered Accountant.

Greg McKnight Ontario, Canada	Vice President, Business Development	N/A	Vice President, Business Development of Yamana; Director of investment banking division of Canaccord Capital Corporation.

Evandro Cintra São Paulo, Brazil	Vice President, Exploration	N/A	Vice President, Exploration of Yamana; Exploration Director for Yamana and Ore Reserves; Manager for Santa Elina Mines Corporation.

Daniel Kivari Belo Horizonte, Brazil	Vice President, Operations	N/A	Vice President, Operations of Yamana; Area Manager, Extraction for Colt Engineering Corporation; General Manager of Mining Projects for Kellogg, Brown and Root (now KBR).

Mike Hoffman Ontario, Canada	Vice President, Special Projects	N/A	Vice President, Strategic Development of Desert Sun Mining Corp.; Vice President, Projects of Goldcorp Inc.

Jacqueline Jones Ontario, Canada	General Counsel	N/A	General Counsel of Yamana; Counsel — Securities at Nortel Networks.

Mark T. Bennett Ontario, Canada	Corporate Secretary	N/A	Partner at law firm Cassels Brock & Blackwell LLP.

Notes:

1)
Subsequent to the Yamana Board of Directors unanimously approving the Offer and related matters, Mr. Bharti indicated his willingness to resign from the Yamana Board of Directors to dedicate his time to certain business ventures. Mr. Bharti resigned effective September 4, 2006.

B-1

The Depositary for the Offer is:

By Mail The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361 Toronto, Ontario M5X 1E2	By Registered, by Hand or by Courier The Exchange Tower 130 King Street West, Suite 2950, Toronto, Ontario M5X 1C7

North American Toll Free Phone:
1-866-301-3460

E-mail: contactus@kingsdaleshareholder.com

The Dealer Manager for the Offer is:

National Bank Financial Inc.
130 King Street West,
Suite 3200
P.O. Box 21
Toronto, Ontario
M5X 1J9
Telephone: (416) 869-3707

The Information Agent for the Offer is:
 Kingsdale Shareholder Services Inc.
The Exchange Tower
130 King Street West, Suite 2950,
Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone:

1-866-301-3460

Any questions and requests for assistance may be directed by Shareholders to the Information Agent at the telephone number and location set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed. This Letter of Transmittal is for use in accepting the Offer (as defined below).

LETTER OF TRANSMITTAL

for Deposit of Common Shares of

VICEROY EXPLORATION LTD.

Pursuant to the Offer dated September 6, 2006 made by

YAMANA GOLD INC.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL MIDNIGHT (24h00) (TORONTO TIME) ON OCTOBER 13, 2006 (THE "EXPIRY TIME"), UNLESS EXTENDED OR WITHDRAWN. SEE SECTION 4 OF THE OFFER, "TIME FOR ACCEPTANCE".

USE THIS LETTER OF TRANSMITTAL IF:

1.    YOU ARE DEPOSITING A SHARE CERTIFICATE; OR
2.    YOU PREVIOUSLY DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY.

        This Letter of Transmittal (the "Letter of Transmittal") or a facsimile hereof, properly completed and duly executed, together with all other required documents, must accompany certificates representing common shares ("Viceroy Shares") of Viceroy Exploration Ltd. ("Viceroy"), a corporation existing under the laws of British Columbia, deposited pursuant to the offer, dated September 6, 2006 (the "Offer"), made by Yamana Gold Inc. (the "Offeror"), a corporation existing under the laws of Canada, to holders of Viceroy Shares ("Shareholders") to purchase all of the outstanding Viceroy Shares.

        The terms and conditions of the Offer are incorporated by reference into this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal that are defined in the Offer and accompanying circular (together, the "Offer and Circular") dated September 6, 2006, have the meanings given to them in the Offer and Circular.

        The Information Agent or your broker or other financial advisor can assist you in completing this Letter of Transmittal (see back page of this document for address and telephone number). A Shareholder who wishes to deposit Viceroy Shares pursuant to the Offer and whose Viceroy Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Viceroy Shares pursuant to the Offer.

        Shareholders who wish to deposit Viceroy Shares but whose certificates representing such Viceroy Shares are not immediately available or who are not able to deliver the certificates and all other required documents to the Depositary, at or prior to the Expiry Time must deposit their Viceroy Shares according to the guaranteed delivery procedure set forth in Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery". See Instruction 2 of this Letter of Transmittal, "Procedure for Guaranteed Delivery".

        The Letter of Transmittal is to be used if certificates are to be forwarded herewith.

        DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH BELOW WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY. YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW AND IF YOU ARE A U.S. SHAREHOLDER, YOU MUST ALSO COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED HEREIN. SEE INSTRUCTION 12 OF THIS LETTER OF TRANSMITTAL, "U.S. SHAREHOLDERS AND SUBSTITUTE FORM W-9".

        THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE

COMMISSION OR ANY UNITED STATES SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

        Fractional Yamana Shares will not be issued in connection with the Offer. Where on any Take-Up Date a Shareholder is to receive Yamana Shares as consideration pursuant to the Offer and the aggregate number of Yamana Shares to be issued to such Shareholder would result in a fraction of a Yamana Share being issuable, the number of Yamana Shares to be received by such Shareholder will be rounded up (if the fractional interest is more than 0.5) or down (if the fractional interest is 0.5 or less) to the nearest whole number. See Section 1 of the Offer, "The Offer".

        This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of Viceroy Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

        Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO:	YAMANA GOLD INC.
AND TO:	KINGSDALE SHAREHOLDER SERVICES INC. (the "Depositary"), at its offices set out herein

        The undersigned delivers to you the enclosed certificate(s) representing Viceroy Shares, subject only to the provisions of the Offer regarding withdrawal. The undersigned irrevocably accepts the Offer for such Viceroy Shares upon the terms and conditions contained in the Offer. Unless otherwise indicated herein, the undersigned represents and warrants that it is not, and is not acting on behalf of, a resident of the United States or a person in the United States. The following are the details of the enclosed certificate(s):

BOX 1

Viceroy Share Certificate Number(s) (if available)	Name(s) in which Registered (please print and fill in exactly as name(s) appear(s) on certificates.)	Number of Viceroy Shares Represented by Certificate	Number of Viceroy Shares Deposited*

TOTAL

* Unless otherwise indicated, the total number of Viceroy Shares evidenced by all certificates delivered will be deemed to have been deposited. See Instruction 7 of this Letter of Transmittal, "Partial Deposits".
(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

        The person signing this Letter of Transmittal (the "signatory") acknowledges receipt of the Offer and Circular and acknowledges that there will be a binding agreement between the signatory and the Offeror effective immediately following the Offeror taking up the Viceroy Shares covered by this Letter of Transmittal and delivered to the Depositary (the "Deposited Shares") in accordance with the terms and subject to the conditions of the Offer. The signatory represents and warrants that: (i) the signatory has full power and authority to deposit, sell, assign and transfer all right, title and interest in and to the Deposited Shares and in and to all rights and benefits arising from such Deposited Shares, including, without limitation, any and all dividends, distributions, payments, securities, rights, warrants, assets, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any

2

of them on or after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, rights, warrants, assets, property or other interests (collectively, "Distributions") being deposited to the Offer; (ii) the signatory or the person on whose behalf the Deposited Shares are being deposited owns the Deposited Shares that are being deposited; (iii) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other person; (iv) the deposit of the Deposited Shares and Distributions complies with applicable Laws; and (v) when the Deposited Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereof, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

        IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer and in this Letter of Transmittal, subject only to the withdrawal rights set out in the Offer, the signatory irrevocably accepts the Offer for and in respect of the Deposited Shares and delivers to the Offeror the enclosed Viceroy Share certificate(s) representing the Deposited Shares and, on and subject to the terms and conditions of the Offer, deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Deposited Shares, and in and to all rights and benefits arising from the Deposited Shares including any and all Distributions.

        If, on or after the date of the Offer, Viceroy should divide, combine, reclassify, consolidate, convert or otherwise change any of the Viceroy Shares or its capitalization, or should disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 2 of the Offer, "Conditions of the Offer", make such adjustments as it deems appropriate to reflect such division, combination, reclassification, consolidation, conversion or other change in the Offered Consideration or other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the consideration payable therefor).

        Viceroy Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom and the right to any Distributions that may be declared, accrued, paid, issued, distributed, made or transferred on or after date of Offer on or in respect of the Deposited Shares, whether or not separated from the Deposited Shares but subject to any Deposited Shares being validly withdrawn by or on behalf of the depositing Shareholder. If, on or after the date of the Offer, Viceroy should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Viceroy Shares, which is or are payable or distributable to the Shareholders of record on a date prior to the transfer into the name of the Offeror or its nominees or transferees on the securities register maintained by or on behalf of Viceroy in respect of Viceroy Shares, then the whole of any such dividend, distribution, payment, right or other interest will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to any such dividend, distribution, payment, right or other interest and may withhold the entire amount of consideration payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the value thereof, as determined by the Offeror in its sole discretion.

        If the undersigned's Viceroy Share certificates are not immediately available or the undersigned cannot deliver its Viceroy Share certificates and all other required documents to the Depositary at or prior to the Expiry Time, the undersigned may nevertheless validly deposit such Viceroy Shares according to the guaranteed delivery procedures set forth in the Offer and the Notice of Guaranteed Delivery.

        The execution of this Letter of Transmittal irrevocably constitutes and appoints, effective on and after the date that the Offeror takes up and pays for the Deposited Shares covered by this Letter of Transmittal (which shares upon being taken up and paid for are, together with any Distributions thereon, referred to as the "Purchased Securities"), any one of the President, the Chief Executive Officer, the Chief Financial Officer, a Vice President, General Counsel or the Corporate Secretary of the Offeror and any other person designated by the Offeror in writing (each an "Appointee") as the true and lawful agents, attorneys and attorneys-in-fact and proxies, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), of the depositing Shareholder with respect to the Purchased Securities. This Letter of

3

Transmittal authorizes an Appointee, in the name and on behalf of such Shareholder (a) to register or record the transfer and/or cancellation of such Purchased Securities on the appropriate register maintained by or on behalf of Viceroy; (b) for so long as any Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent, and to designate in such instrument, authorization or consent any person or persons as the proxy of such Shareholder in respect of the Purchased Securities for all purposes, including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise or any adjournment thereof, including without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Viceroy; (c) to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, such Shareholder; and (d) to exercise any other right of a holder of Purchased Securities.

        A Shareholder accepting the Offer under the terms of this Letter of Transmittal revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Shares or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Shares are not taken up and paid for pursuant to the Offer. A Shareholder accepting the Offer also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Viceroy and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all of the Purchased Securities, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney-in-fact or attorney) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

        A Shareholder accepting the Offer covenants under the terms of this Letter of Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror. Each authority herein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

        Settlement with each Shareholder who has deposited and not validly withdrawn Viceroy Shares pursuant to the Offer will be made by the Depositary forwarding a certificate for the Yamana Shares to which such Shareholder is entitled pursuant to the Offer. Subject to the foregoing and unless otherwise directed in this Letter of Transmittal, the certificates will be issued in the name of the registered Shareholder of the Viceroy Shares so deposited. Unless the Person depositing the Viceroy Shares instructs the Depositary to hold the certificate representing the Yamana Shares for pick-up by checking the appropriate box in this Letter of Transmittal, the certificate will be forwarded by first class insured mail to such Person at the address specified in this Letter of Transmittal. If no such address is specified, the certificate will be sent to the address of the Shareholder as shown on the securities register maintained by or on behalf of Viceroy. Certificates and cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

        The undersigned understands and acknowledges that payment for Viceroy Shares tendered pursuant to this Letter of Transmittal will be made only after timely receipt by the Depositary of (i) such Viceroy Shares, and (ii) this Letter of Transmittal or a facsimile thereof, properly completed and duly executed, with any signatures guaranteed, if so required, and all other documents required by this Letter of Transmittal before 5:00 p.m.

4

(Toronto time) on the third trading day on the Toronto Stock Exchange after the date on which the Expiry Time occurs. The undersigned also understands and acknowledges that the consideration for Viceroy Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for Viceroy Shares delivered to the Depositary before the Expiry Time, even if the Viceroy Shares to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Viceroy Shares is not made, until after the take up and payment for the Viceroy Shares pursuant to the Offer.

        If any deposited Viceroy Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Viceroy Shares than are deposited, certificates for unpurchased Viceroy Shares will be returned to the depositing Shareholder as soon as is practicable following the termination or withdrawal of the Offer by sending new certificates representing Viceroy Shares not purchased or by returning the deposited certificates (and other relevant documents). Unless otherwise directed in this Letter of Transmittal, certificates and other relevant documents will be forwarded by first class mail in the name of and to the address specified in this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address of the registered holder as shown on the securities register maintained by Viceroy or its transfer agent, as soon as practicable after the termination of the Offer. Shareholders depositing Viceroy Shares will not be required to pay any fees or commissions if they accept the Offer by transmitting their Viceroy Shares directly to the Depositary or if they make use of the services of a member of the Soliciting Dealer Group to accept the Offer.

        By reason of the use by the signatory of an English language form of Letter of Transmittal, the signatory shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le signataire, le soussigné et les destinataires sont presumes avoir requis que tout contrat attesté par l'offre acceptée par cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

5

SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate.

BOX A
REGISTRATION INSTRUCTIONS
SEND YAMANA SHARES IN THE NAME OF: (please print or type)

(Name)
(Street Address & Number)
(City & Province or State)
(Country & Postal or Zip Code)
(Telephone — Business Hours)
(Tax Identification, Social Insurance or Social Security Number)

BOX B
DELIVERY INSTRUCTIONS
SEND YAMANA SHARES (Unless Box C is checked) TO: (please print or type)
☐ Same as address in Box A
(Name)
(Street Address & Number)
(City & Province or State)
(Country & Postal or Zip Code)
(Telephone — Business Hours)
(Tax Identification, Social Insurance or Social Security Number)

BOX C
SPECIAL PICK-UP INSTRUCTIONS
☐ HOLD YAMANA SHARES FOR PICK-UP AT THE OFFICES OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED. (Check box)

6

BOX D ALL SHAREHOLDERS — U.S. RESIDENCY (See Instruction 12)

A U.S. Shareholder is any Shareholder that is either (A) providing an address in Box "B" which is located within the United States or any territory or possession thereof or (B) a U.S. person for United States federal income tax purposes.
INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER:
☐ The owner signing this Letter of Transmittal represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.
☐ The owner signing this Letter of Transmittal is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

BOX E DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY (See Instruction 2)
☐ CHECK HERE IF VICEROY SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)
Name of Registered Holder:

Date of Execution of Notice of Guaranteed Delivery:

Window Ticket Number (if any):

Name of Institution which Guaranteed Delivery:

7

BOX F DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER (See Instruction 8)
The owner signing this Letter of Transmittal represents that the dealer who solicited and obtained this deposit is: (please print or type)

(Firm)	(Address)

(Telephone Number)	(Fax Number)

(Registered Representative)	(Registered Representative Identification Number)
☐ CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED
☐ CHECK HERE IF DISKETTE TO FOLLOW

8

SHAREHOLDER SIGNATURE

By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

Signature guaranteed by (if required under Instruction 4):

Dated

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (See Instructions 3, 4 & 5)

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)

Address of Guarantor (please print or type)	Daytime telephone number & facsimile of Shareholder or daytime telephone number & facsimile of Authorized Representative

Tax Identification, Social Insurance or Social Security Number of Shareholder
Additional Signatures for joint shareholders (if required):

Dated

Signature of Shareholder or Authorized Representative (See Instructions 3, 4 & 5)

Name of Shareholder or Authorized Representative (please print or type)

Daytime telephone number & facsimile of Shareholder or daytime telephone number & facsimile of Authorized Representative

Tax Identification, Social Insurance or Social Security Number of Shareholder

9

SUBSTITUTE FORM W-9 TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

SUBSTITUTE FORM W-9	Part 1 — Please provide your name in the box at right.	Name
Department of the Treasury Internal Revenue Service
	Taxpayer Identification Number ("TIN") — ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see "Obtaining a Number" in the Guidelines included in this form.) CERTIFY BY SIGNING AND DATING BELOW.	Social Security Number(s) (If awaiting TIN, write "Applied For")
Request for Taxpayer Identification Number and Certification		OR
Employer Identification Number(s) (If awaiting TIN, write "Applied For")

Part 2 — If you are exempt from backup withholding, see the Guidelines included in this form and complete as instructed therein.

Part 3 — Certification — Under penalties of perjury, I certify that:
(1) The number shown on this form is my correct TIN (or I am waiting for TIN to be issued to me); and
(2) I am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
(3) I am a U.S. person (including a U.S. resident alien).

Certificate Instructions. You must cross out Item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.
The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.
Signature Date , 200 .

NOTE: Failure to furnish your correct TIN may result in penalties imposed by the IRS and in backup withholding of 28% of the gross amount of consideration paid to you pursuant to the Offer.

You must complete the following certificate if you wrote "Applied For" in Part 1 of Substitute Form W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a TIN has not been issued to me, and either (a) I have mailed or delivered an application to receive a TIN to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me will be withheld.
Signature	Date , 200

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INSTRUCTIONS

1.     Use of Letter of Transmittal

  (a)
  This Letter of Transmittal or a facsimile thereof, properly completed and duly executed, covering the Viceroy Shares deposited pursuant to the Offer, in either case with the signature(s) guaranteed if required in Instruction 4 below, together with accompanying certificates representing the Deposited Shares and all other documents required by the terms of the Offer and this Letter of Transmittal must be received by the Depositary at any of the offices specified on the back cover page at or prior to midnight (24h00) (Toronto time), on October 13, 2006, unless the Offer in respect of the Viceroy Shares is extended or withdrawn or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

  (b)
  The method used to deliver this Letter of Transmittal and any accompanying certificates representing Viceroy Shares is at the option and risk of the depositing Shareholder. If certificates for Viceroy Shares are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended, and it is suggested that the mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to such time. Delivery will only be effective upon actual receipt of certificates for such Viceroy Shares by the Depositary.

  (c)
  Shareholders whose Viceroy Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Viceroy Shares.

2.     Procedure for Guaranteed Delivery

        If a Shareholder wishes to accept the Offer and either (i) the certificates representing such Shareholder's Viceroy Shares are not immediately available or (ii) the holder cannot deliver the certificates and all other required documents to the Depositary by the Expiry Time, those Viceroy Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

  (a)
  such deposit is made only at the office of the Depositary in Toronto, Ontario by or through an Eligible Institution;

  (b)
  a Notice of Guaranteed Delivery (which is printed on yellow paper) in the form accompanying the Offer and Circular or a facsimile thereof, properly completed and duly executed, including a guarantee to deliver by an Eligible Institution in the form specified in the Notice of Guaranteed Delivery, is received by the Depositary at its office in Toronto, Ontario as set out in the Notice of Guaranteed Delivery, at or before the Expiry Time; and

  (c)
  the certificate(s) representing all deposited Viceroy Shares, each in proper form for transfer, together with this Letter of Transmittal or a facsimile hereof, relating to such Viceroy Shares, properly completed and duly executed, with any required signature guarantees relating to such Viceroy Shares, and all other documents required by this Letter of Transmittal, are received by the Depositary at its office in Toronto, Ontario at the applicable address specified in the Notice of Guaranteed Delivery before 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the date on which the Expiry Time occurs.

        The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile or mail to the Depositary at its office in Toronto, Ontario at the applicable address set out in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and this Letter of Transmittal and accompanying certificates to any office other than such office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

        An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP), or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, Inc. or banks or trust companies in the United States.

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3.     Signatures

        No signature guarantee is required on this Letter of Transmittal if:

  (a)
  this Letter of Transmittal is signed by the registered owner of the Viceroy Shares exactly as the name of the registered holder appears on the Viceroy Share certificate deposited herewith, and the certificates for Yamana Shares issuable pursuant to the Offer are to be delivered directly to such registered holder, or

  (b)
  Viceroy Shares are deposited for the account of an Eligible Institution.

        In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Viceroy Shares is registered in the name of a person other than the signatory of this Letter of Transmittal or if the certificates for Yamana Shares issuable are to be delivered to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

4.     Guarantee of Signatures

        If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if Deposited Shares not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of Viceroy or if payment is to be issued in the name of a person other than the registered owner(s) of the Deposited Shares, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

5.     Fiduciaries, Representatives and Authorizations

        Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either of the Offeror or the Depositary, in their sole discretion, may require additional evidence of authority or additional documentation.

6.     Delivery Instructions

        If any certificate(s) are to be sent to someone at an address other than the address of the Shareholder as it appears in Box A on this Letter of Transmittal, entitled "Registration and Payment Instructions", then Box B on this Letter of Transmittal, entitled "Delivery Instructions", should be completed. If Box B is not completed, any certificate(s) in respect of Yamana Shares issued in exchange for Viceroy Shares will be mailed to the depositing Shareholder at the address of the Shareholder as it appears in Box A or, if no address of the Shareholder is provided in Box A, then it will be mailed to the address of the Shareholder as it appears on the securities register of Viceroy. Any certificate(s) or cheque(s) mailed in accordance with the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

7.     Partial Deposits

        If less than the total number of Viceroy Shares evidenced by any certificate submitted is to be deposited, fill in the number of Viceroy Shares to be deposited in Box 1 on this Letter of Transmittal. In such case, new certificate(s) for the number of Viceroy Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time (unless otherwise provided in Box B on this Letter of Transmittal). The total number of Viceroy Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

8.     Solicitation

        Identify the investment dealer or broker, if any, who solicited acceptance of the Offer by completing Box F on this Letter of Transmittal and present a list of beneficial holders, if applicable.

12

9.     Miscellaneous

  (a)
  If the space on this Letter of Transmittal is insufficient to list all certificates for Viceroy Shares, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

  (b)
  If Deposited Shares are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

  (c)
  No alternative, conditional or contingent deposits will be acceptable. All depositing holders of Viceroy Shares by execution of this Letter of Transmittal or a facsimile hereof waive any right to receive any notice of the acceptance of Deposited Shares for payment, except as required by applicable law.

  (d)
  The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

  (e)
  The Offeror will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Viceroy Shares pursuant to the Offer (other than to members of the Soliciting Dealer Group and the Depositary), except as otherwise set forth in the Offer.

  (f)
  Before completing this Letter of Transmittal, you are urged to read the accompanying Offer and Circular.

  (g)
  All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for exchange of any deposit of Viceroy Shares will be determined by the Offeror, in its sole discretion, which determination will be final and binding on all parties. The Offeror reserves the absolute right to reject any and all deposits of Viceroy Shares determined by it not to be in proper form or, in the opinion of the Offeror's counsel, be unlawful. The Offeror may, in its sole discretion, waive any of the conditions of the Offer, in whole or in part, at any time and from time to time on or before the Expiry Time, without prejudice to any other rights which the Offeror may have. No deposit of Viceroy Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Offeror or the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer (including this Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding on all parties. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.

  (h)
  Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at the addresses listed below.

10.   Lost Certificates

        If a certificate has been lost, destroyed, mutilated or mislaid, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to Viceroy's registrar and transfer agent so that the transfer agent may provide replacement instructions. If a certificate has been lost, destroyed, mutilated or mislaid, please ensure that you provide your telephone number so that the Depositary, Yamana or Viceroy's transfer agent may contact you.

11.   Assistance

        THE INFORMATION AGENT (SEE BACK COVER PAGE FOR ITS ADDRESS AND TELEPHONE NUMBER) OR YOUR INVESTMENT DEALER, STOCKBROKER, TRUST COMPANY MANAGER, BANK MANAGER, LAWYER OR OTHER PROFESSIONAL ADVISOR WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

        THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE (TOGETHER WITH CERTIFICATES FOR DEPOSITED VICEROY SHARES AND ALL OTHER REQUIRED DOCUMENTS) OR

13

THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY SIGNED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

12.   U.S. Shareholders and Substitute Form W-9

        U.S. federal income tax law generally requires that a U.S. Shareholder who receives Yamana Shares or cash in exchange for Viceroy Shares provide the Depositary with his correct Taxpayer Identification Number ("TIN") or Employer Identification Number ("EIN"), which, in the case of a holder of Viceroy Shares who is an individual, is generally the individual's social security number. If the Depositary is not provided with the correct TIN or EIN or an adequate basis for an exemption, as the case may be, such holder may be subject to penalties imposed by the United States Internal Revenue Service ("IRS") and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by the holder from the IRS.

        To prevent backup withholding, each U.S. shareholder must provide its correct TIN or EIN by completing the Substitute Form W-9 set out in this document, which requires such holder to certify under penalty of perjury: (1) that the TIN or EIN provided is correct (or that such holder is awaiting a TIN or EIN); (2) that (i) the holder is exempt from backup withholding, (ii) the holder has not been notified by the IRS that he is subject to backup withholding as a result of a failure to report all interest or dividends, or (iii) the IRS has notified the holder that he is no longer subject to backup withholding; and (3) that the holder is a U.S. person (including a U.S. resident alien).

        Exempt holders (including, among others, all corporations) are not subject to backup withholding requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN or EIN in Part 1 or Substitute Form W-9, write "Exempt" in Part 2 of such form, and sign and date the form.

        If Viceroy Shares are held in more than one name or are not in the name of the actual owner, consult the W-9 Guidelines below for information on which TIN to report.

        If a U.S. Shareholder does not have a TIN or EIN, such holder should: (i) consult the W-9 Guidelines for instructions on applying for a TIN or EIN; (ii) write "Applied For" in the space for the TIN in Part 1 of the Substitute Form W-9; and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set out in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN or EIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the IRS.

        If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person for United States federal income tax purposes, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign status, signed under penalty of perjury. An appropriate IRS Form W-8 (W-8BEN, W-8EXP or other form) may be obtained from the Depositary.

        A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET OUT IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY FILING A TAX RETURN WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

        TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS LETTER OF TRANSMITTAL IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY SUCH SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) EACH SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

14

FOR U.S. SHAREHOLDERS ONLY

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER
ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You).

        To Give the Depositary — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the Depositary. All "Section" references are to the United States Internal Revenue Code of 1986, as amended. "IRS" is the United States Internal Revenue Service.

For This Type of Account:	Give The Taxpayer Identification Number of:

1. Individual	The individual

2. Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(1)

3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)

4. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)

b. So-called trust account that is not a legal or valid trust under state law	The actual owner(1)

5. Sole proprietorship or single-owner LLC	The owner(3)

6. A valid trust, estate, or pension trust	The legal entity(4)

7. Corporation or LLC electing corporate status on Form 8832	The corporation

8. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization

9. Partnership	The partnership

10. A broker or registered nominee	The broker or nominee

11. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)
List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person's number must be furnished.

(2)
Circle the minor's name and furnish the minor's social security number.

(3)
You must show your individual name, but you may also enter your business or "doing business as" name. You may use either your social security number or your employer identification number (if you have one).

(4)
List first and circle the name of the legal trust, estate or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

        NOTE:    If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

15

OBTAINING A NUMBER

        If you do not have a taxpayer identification number or you do not know your number, obtain Form SS-5, Application for a Social Security Card, or Form SS-4, Application for Employer Identification Number, at the local Social Security Administration or Internal Revenue Service office and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING

        Payees specifically exempted from backup withholding include:

  (i)
  An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(0(2);

  (ii)
  The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing;

  (iii)
  An international organization or any agency or instrumentality thereof; and

  (iv)
  A foreign government and any political subdivision, agency or instrumentality thereof.

        Payees that may be exempt from backup withholding include:

  (i)
  A corporation;

  (ii)
  A financial institution;

  (iii)
  A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the Untied States;

  (iv)
  A real estate investment trust;

  (v)
  A common trust fund operated by a bank under Section 584(a);

  (vi)
  An entity registered at all times during the tax year under the Investment Company Act of 1940;

  (vii)
  A middleman known in the investment community as a nominee or custodian;

  (viii)
  A futures commission merchant registered with the Commodity Futures Trading Commission;

  (ix)
  A foreign central bank of issue; and

  (x)
  A trust exempt from tax under Section 664 or described in Section 4947.

        Payments of dividends and patronage dividends generally exempt from backup withholding include:

  (xi)
  Payments to non-resident aliens subject to withholding under Section 1441;

  (xii)
  Payments to partnerships not engaged in a trade or business in the United States and that have at least one non-resident alien partner;

  (xiii)
  Payments of patronage dividends not paid in money;

  (xiv)
  Payments made by certain foreign organizations; and

  (xv)
  Section 404(k) payments made by an ESOP.

        Payments of interest generally exempt from backup withholding include:

  (xvi)
  Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and you have not provided your correct taxpayer identification number to the payer;

  (xvii)
  Payments of tax-exempt interest (including exempt-interest dividends under Section 852);

  (xviii)
  Payments described in Section 6049(b)(5) to non-resident aliens;

  (xix)
  Payments on tax-free covenant bonds under Section 1451;

  (xx)
  Payments made by certain foreign organizations; and (vi) Mortgage interest paid to you.

16

        Certain payments, other than payments of interest, dividends, and patronage dividends, that are exempt from information reporting are also exempt from backup withholding. For details, see the regulations under section 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N.

        Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

        PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to various government agencies for tax enforcement or litigation purposes. You must provide the number whether or not you are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

PENALTIES

(1)
Failure to Furnish Taxpayer Identification Number — If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2)
Civil Penalty for False Information With Respect to Withholding — If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3)
Criminal Penalty for Falsifying Information — Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

        FOR ADDITIONAL INFORMATION, CONSULT YOUR TAX CONSULTANT OR THE IRS.

17

The Depositary for the Offer is:

By Mail The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361 Toronto, Ontario M5X 1E2	By Registered, by Hand or by Courier The Exchange Tower 130 King Street West, Suite 2950, Toronto, Ontario M5X 1C7

North American Toll Free Phone:
1-866-301-3460

E-mail: contactus@kingsdaleshareholder.com

The Dealer Managers for the Offer are:

National Bank Financial Inc.
130 King Street West, Suite 3200,
P.O. Box 21
Toronto, Ontario
M5X 1J9
Telephone: (416) 869-3707

The Information Agent for the Offer is:
 Kingsdale Shareholder Services Inc.
The Exchange Tower
130 King Street West, Suite 2950,
P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone:

1-866-301-3460

Any questions and requests for assistance may be directed by Shareholders to the Information Agent at its telephone number and location set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

This is not a Letter of Transmittal. This Notice of Guaranteed Delivery is for use
in accepting the Offer (as defined below).

NOTICE OF GUARANTEED DELIVERY

for Deposit of Common Shares of

VICEROY EXPLORATION LTD.

Pursuant to the Offer dated September 6, 2006 made by

YAMANA GOLD INC.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL MIDNIGHT (24h00) (TORONTO TIME)
ON OCTOBER 13, 2006 ("EXPIRY TIME"), UNLESS EXTENDED OR WITHDRAWN.
SEE SECTION 4 OF THE OFFER, "TIME FOR ACCEPTANCE".

USE THIS NOTICE OF GUARANTEED DELIVERY IF YOU WISH TO ACCEPT THE OFFER BUT
YOUR SHARE CERTIFICATES ARE NOT IMMEDIATELY AVAILABLE OR YOU ARE NOT ABLE
TO DELIVER YOUR SHARE CERTIFICATES TO THE DEPOSITARY BEFORE THE EXPIRY TIME.

        This Notice of Guaranteed Delivery must be used to accept the offer dated September 6, 2006 (the "Offer") made by Yamana Gold Inc. (the "Offeror"), a corporation existing under the laws of Canada, to purchase all of the common shares ("Viceroy Shares") of Viceroy Exploration Ltd., a corporation existing under the laws of British Columbia, if certificates for the Viceroy Shares to be deposited are not immediately available or if the holder of Viceroy Shares (the "Shareholder") is not able to deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time (as defined in the Offer). This Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile or mail to the Depositary at its office in Toronto, Ontario at the address or facsimile number, listed in this Notice of Guaranteed Delivery.

        The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery have the meanings ascribed to them in the Offer and accompanying Circular (together, the "Offer and Circular") dated September 6, 2006.

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

        As set forth in Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery", if a Shareholder wishes to deposit Viceroy Shares pursuant to the Offer and certificates representing such Viceroy Shares are not immediately available or the Shareholder cannot deliver the certificates and all other required documents to the Depositary by the Expiry Time, those Viceroy Shares may nevertheless be deposited pursuant to the Offer by utilizing the procedures contemplated by this Notice of Guaranteed Delivery, provided that all of the following conditions are met:

  (a)
  the deposit is made only at the office of the Depositary in Toronto, Ontario or by or through an Eligible Institution (as defined below);

  (b)
  this Notice of Guaranteed Delivery or a manually signed facsimile hereof, properly completed and duly executed, including a guarantee to deliver by an Eligible Institution in the form specified below, is received by the Depositary at its office in Toronto, Ontario as set out below, at or before the Expiry Time; and

1

  (c)
  the certificate(s) representing all deposited Viceroy Shares, each in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (the "Letter of Transmittal") or a manually signed facsimile thereof, relating to such Viceroy Shares, with signatures guaranteed if so required in accordance with the Letter of Transmittal, and all other documents required by the Letter of Transmittal, are received by the Depositary at its office in Toronto, Ontario at the address specified below before 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange (the "TSX") after the date on which the Expiry Time occurs.

        An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP), or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, Inc. or banks or trust companies in the United States.

        The undersigned understands and acknowledges that payment for Viceroy Shares tendered pursuant to the Letter of Transmittal will be made only after timely receipt by the Depositary of (i) such Viceroy Shares, and (ii) a Letter of Transmittal or a facsimile thereof, properly completed and duly executed, with any signatures guaranteed, if so required, and all other documents required by the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the date on which the Expiry Time occurs. The undersigned also understands and acknowledges that the consideration for Viceroy Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for Viceroy Shares delivered to the Depositary before the Expiry Time, even if the Viceroy Shares to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Viceroy Shares is not made, until after the take up and payment for the Viceroy Shares pursuant to the Offer.

        Fractional Yamana Shares will not be issued in connection with the Offer. Where on any Take-Up Date a Shareholder is to receive Yamana Shares as consideration pursuant to the Offer and the aggregate number of Yamana Shares to be issued to such Shareholder would result in a fraction of a Yamana Share being issuable, the number of Yamana Shares to be received by such Shareholder will be rounded up (if the fractional interest is more than 0.5) or down (if the fractional interest is 0.5 or less) to the nearest whole number. See Section 1 of the Offer, "The Offer".

        All authority conferred, or agreed to be conferred, by this Notice of Guaranteed Delivery may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

2

TO: YAMANA GOLD INC.

TO: KINGSDALE SHAREHOLDER SERVICES INC., as Depositary

By Mail The Exchange Tower 130 King Street West Suite 2950 P.O. Box 361 Toronto, Ontario M5X 1E2	By Registered Mail, Hand or Courier The Exchange Tower 130 King Street West Suite 2950 Toronto, Ontario M5X 1E2	By Facsimile Transmission (416) 867-2271

        DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY VIA FACSIMILE TO A NUMBER OTHER THAN SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY. TO CONSTITUTE DELIVERY FOR THE PURPOSE OF SATISFYING GUARANTEED DELIVERY, THE LETTER OF TRANSMITTAL AND ACCOMPANYING CERTIFICATE(S) MUST BE DELIVERED TO THE SAME OFFICE OF THE DEPOSITARY IN TORONTO, ONTARIO WHERE THIS NOTICE OF GUARANTEED DELIVERY IS DELIVERED.

        THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

        DO NOT SEND CERTIFICATES REPRESENTING VICEROY SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. SUCH CERTIFICATES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

        The undersigned hereby deposits with the Offeror, upon the terms and subject to the conditions set forth in the Offer and Circular and Letter of Transmittal, receipt of which by the undersigned is hereby acknowledged, the Viceroy Shares listed below, pursuant to the guaranteed delivery procedures set forth in Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

Viceroy Share Certificate Number(s) (if available)	Name(s) in which Registered (please print and fill in exactly as name(s) appear(s) on certificates.)	Number of Viceroy Shares Represented by Certificate	Number of Viceroy Shares Deposited*

TOTAL

*
Unless otherwise indicated, the total number of Viceroy Shares evidenced by all certificates delivered will be deemed to have been deposited.

(Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the above form.)

Signature(s) of Shareholder(s)	Address

Name (please print)

Date	Zip Code/Postal Code

Daytime Telephone Number

3

GUARANTEE OF DELIVERY
(Not to be used for signature guarantee)

        The undersigned, an Eligible Institution, guarantees delivery to the Depositary, at its address set forth herein, of the certificate(s) representing the Viceroy Shares deposited hereby in proper form for transfer, together with a Letter of Transmittal or a facsimile thereof, properly completed and duly executed, with any required signature guarantees, covering the deposited Viceroy Shares and all other documents required by the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the date on which the Expiry Time occurs.

        Failure to comply with the foregoing could result in a financial loss to such Eligible Institution.

Name of Firm	Authorized Signatory

Address of Firm	Name (please print or type)

Title

Date

Zip Code/Postal Code

Area Code and Telephone Number

4

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

        The following documents are filed as exhibits to this Schedule:

Exhibit No.	Description
2.1	Renewal annual information form for the year ended December 31, 2005 dated March 20, 2006 (incorporated by reference from the Registrant's Annual Report on Form 40-F filed with the Commission on March 31, 2006)
2.2	Audited consolidated balance sheets of the Registrant as at December 31, 2005 and December 31, 2004 and the consolidated statements of operations, deficit and cash flows of the Registrant for the year ended December 31, 2005, the ten-month period ended December 31, 2004 and the year ended February 29, 2004, including the auditors' report thereon (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on March 31, 2006)
2.3	Unaudited consolidated financial statements of the Registrant as at June 30, 2006 and for the six months ended June 30, 2006 and 2005 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 14, 2006)
2.4	Management's discussion and analysis of operations and financial condition for the six months ended June 30, 2006 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 14, 2006)
2.5	Management's discussion and analysis of operations and financial condition for the year ended December 31, 2005 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on March 31, 2006)
2.6	Business Acquisition Report, consisting of the management information circular of RNC Gold Inc. dated as of December 31, 2005, other than Exhibit "A" and Exhibit "B" thereto (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on September 1, 2006)
2.7	Unaudited consolidated financial statements of Desert Sun Mining Corp. as at March 31, 2006 and for the three months ended March 31, 2006 and 2005 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on September 8, 2006)
2.8	Business Acquisition Report, consisting of the management information circular of Desert Sun Mining Corp. dated as of March 1, 2006, other than Exhibit "A" and Exhibit "B" thereto (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 30, 2006)
2.9	Audited consolidated financial statements of Desert Sun Mining Corp as at December 31, 2005 and December 31, 2004 and the consolidated statements of shareholders' equity, operations and deficit and cash flows for the twelve-month period ended December 31, 2005, the 16-month period ended December 31, 2004 and the twelve-month period ended August 31, 2003, together with the auditors' report thereon and the notes thereto (incorporated by reference from Desert Sun Mining Corp.'s Annual Report on Form 40-F filed with the Commission on April 12, 2006)
2.10	Management information circular of the Registrant dated as of March 20, 2006 relating to the annual and special meeting of shareholders held on May 2, 2006 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 30, 2006)

II-1

2.11	Material change report, dated February 28, 2006 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 30, 2006)
2.12	The sections entitled "Narrative Description of the Business — Mineral Properties" and "General Development of the Business — Trends" in the renewal annual information form of Desert Sun Mining Corp. dated as of March 20, 2006 for the financial year ended December 31, 2005 (incorporated by reference from Desert Sun Mining Corp.'s Annual Report on Form 40-F filed with the Commission on April 12, 2006)
2.13	Material change report, dated April 10, 2006 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 30, 2006)
2.14	Material change report, dated April 17, 2006 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 30, 2006)
2.15	Material change report, dated April 20, 2006 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 30, 2006)
2.16	Audited consolidated financial statements of Viceroy Exploration Ltd. and the related notes thereto as at December 31, 2005 and 2004 and for each of the years in the two-year period ended December 31, 2005 (incorporated by reference from Viceroy Exploration Ltd.'s Annual Report on Form 40-F filed with the Commission on March 28, 2006)
2.17	Unaudited comparative interim consolidated financial statements of Viceroy Exploration Ltd. and the related notes thereto as at June 30, 2006 and for the six month period ended June 30, 2006 (incorporated by reference from Viceroy Exploration Ltd.'s Current Report on Form 6-K filed with the Commission on August 14, 2006), other than the notice pursuant to Part 4.3(3) of National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators

II-2

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertakings.

  (a)
  The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

  (b)
  The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial law, regulations or policies, or otherwise discloses, information regarding purchases of the issuer's securities in connection with the exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

  (c)
  The bidder further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, or otherwise discloses, information regarding purchases of the issuer's or bidder's securities in connection with the offer.

Item 2. Consent to Service of Process

  (a)
  The bidder has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

  (b)
  Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

III-1

PART IV

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 8, 2006	YAMANA GOLD INC.
	By:	/s/ PETER MARRONE
Peter Marrone President and Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
2.1	Renewal annual information form for the year ended December 31, 2005 dated March 20, 2006 (incorporated by reference from the Registrant's Annual Report on Form 40-F filed with the Commission on March 31, 2006)
2.2	Audited consolidated balance sheets of the Registrant as at December 31, 2005 and December 31, 2004 and the consolidated statements of operations, deficit and cash flows of the Registrant for the year ended December 31, 2005, the ten-month period ended December 31, 2004 and the year ended February 29, 2004, including the auditors' report thereon (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on March 31, 2006)
2.3	Unaudited consolidated financial statements of the Registrant as at June 30, 2006 and for the six months ended June 30, 2006 and 2005 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 14, 2006)
2.4	Management's discussion and analysis of operations and financial condition for the six months ended June 30, 2006 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 14, 2006)
2.5	Management's discussion and analysis of operations and financial condition for the year ended December 31, 2005 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on March 31, 2006)
2.6	Business Acquisition Report, consisting of the management information circular of RNC Gold Inc. dated as of December 31, 2005, other than Exhibit "A" and Exhibit "B" thereto (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on September 1, 2006)
2.7	Unaudited consolidated financial statements of Desert Sun Mining Corp. as at March 31, 2006 and for the three months ended March 31, 2006 and 2005 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on September 8, 2006)
2.8	Business Acquisition Report, consisting of the management information circular of Desert Sun Mining Corp. dated as of March 1, 2006, other than Exhibit "A" and Exhibit "B" thereto (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 30, 2006)
2.9	Audited consolidated financial statements of Desert Sun Mining Corp as at December 31, 2005 and December 31, 2004 and the consolidated statements of shareholders' equity, operations and deficit and cash flows for the twelve-month period ended December 31, 2005, the 16-month period ended December 31, 2004 and the twelve-month period ended August 31, 2003, together with the auditors' report thereon and the notes thereto (incorporated by reference from Desert Sun Mining Corp.'s Annual Report on Form 40-F filed with the Commission on April 12, 2006)
2.10	Management information circular of the Registrant dated as of March 20, 2006 relating to the annual and special meeting of shareholders held on May 2, 2006 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 30, 2006)

2.11	Material change report, dated February 28, 2006 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 30, 2006)
2.12	The sections entitled "Narrative Description of the Business — Mineral Properties" and "General Development of the Business — Trends" in the renewal annual information form of Desert Sun Mining Corp. dated as of March 20, 2006 for the financial year ended December 31, 2005 (incorporated by reference from Desert Sun Mining Corp.'s Annual Report on Form 40-F filed with the Commission on April 12, 2006)
2.13	Material change report, dated April 10, 2006 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 30, 2006)
2.14	Material change report, dated April 17, 2006 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 30, 2006)
2.15	Material change report, dated April 20, 2006 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 30, 2006)
2.16	Audited consolidated financial statements of Viceroy Exploration Ltd. and the related notes thereto as at December 31, 2005 and 2004 and for each of the years in the two-year period ended December 31, 2005 (incorporated by reference from Viceroy Exploration Ltd.'s Annual Report on Form 40-F filed with the Commission on March 28, 2006)
2.17	Unaudited comparative interim consolidated financial statements of Viceroy Exploration Ltd. and the related notes thereto as at June 30, 2006 and for the six month period ended June 30, 2006 (incorporated by reference from Viceroy Exploration Ltd.'s Current Report on Form 6-K filed with the Commission on August 14, 2006), other than the notice pursuant to Part 4.3(3) of National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators

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PART I INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
NOTICE TO HOLDERS OF VICEROY OPTIONS AND VICEROY WARRANTS
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
INFORMATION CONCERNING VICEROY
REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES
EXCHANGE RATES
TABLE OF CONTENTS
SUMMARY TERM SHEET
GLOSSARY
SUMMARY OF THE OFFER
SUMMARY OF PRO FORMA FINANCIAL INFORMATION
Summary of Unaudited Pro Forma Financial Information (in thousands of U.S.$ except for per share information)
TO: THE HOLDERS OF COMMON SHARES OF VICEROY
CIRCULAR
CONSENT OF AUDITORS
CONSENTS OF AUDITORS
CONSENTS OF COUNSEL
APPROVAL AND CERTIFICATE OF YAMANA GOLD INC.
ANNEX A UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
YAMANA GOLD INC. PRO FORMA CONSOLIDATED BALANCE SHEET June 30, 2006 (Unaudited) (Expressed in thousands of U.S. dollars)
YAMANA GOLD INC. PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS Six month period ended June 30, 2006 (Unaudited) (Expressed in thousands of U.S. dollars except per share amounts)
YAMANA GOLD INC. PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS Period ended December 31, 2005 (Unaudited) (Expressed in thousands of U.S. dollars except per share amounts)
YAMANA GOLD INC. NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS June 30, 2006 (Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise noted)
YAMANA GOLD INC. PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS STATEMENT OF OPERATIONS OF DESERT SUN MINING CORP. Three months ended March 31, 2006 (In thousands of dollars)
YAMANA GOLD INC. PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS STATEMENT OF OPERATIONS OF DESERT SUN MINING CORP. Year ended December 31, 2005 (In thousands of dollars)
YAMANA GOLD INC. PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS BALANCE SHEET OF VICEROY EXPLORATION LTD. June 30, 2006 (Unaudited) (In thousands of dollars)
YAMANA GOLD INC. PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS STATEMENT OF OPERATIONS OF VICEROY EXPLORATION LTD. Six months ended June 30, 2006 (Unaudited) (In thousands of dollars)
YAMANA GOLD INC. PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS STATEMENT OF OPERATIONS OF VICEROY EXPLORATION LTD. Year ended December 31, 2005 (Unaudited) (In thousands of dollars)
ANNEX B CERTAIN INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF YAMANA GOLD INC.
LETTER OF TRANSMITTAL
SHAREHOLDER INFORMATION AND INSTRUCTIONS
SHAREHOLDER SIGNATURE
FOR U.S. SHAREHOLDERS ONLY GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9
NOTICE OF GUARANTEED DELIVERY
WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY
GUARANTEE OF DELIVERY (Not to be used for signature guarantee)
PART II INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
PART III UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
PART IV SIGNATURES
EXHIBIT INDEX